As filed with the Securities and Exchange Commission on February 1, 2023

Registration No. 333-268010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TIVIC HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	81-4016391
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

(888) 276-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer Ernst

Chief Executive Officer

Tivic Health Systems, Inc.

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

(888) 276-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Tinen, Esq. Roger C. Rappoport, Esq. Procopio, Cory, Hargreaves & Savitch LLP Five Palo Alto Square 3000 El Camino Real, Suite 400 Palo Alto, CA 94306 (858) 720-6320	Leslie Marlow, Esq. Hank Gracin, Esq. Patrick J. Egan, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, New York 10020 (212) 885-5358

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 1, 2023

7,142,857 Shares of Common Stock

Pre-Funded Warrants to Purchase 7,142,857 Shares of Common Stock

Tivic Health Systems, Inc.

We are offering 7,142,857 shares of our common stock, par value $0.0001 per share, at an assumed public offering price of $0.70 per share (based upon the last reported sale price of our common stock on the Nasdaq Capital Market on January 25, 2023).

We are also offering pre-funded warrants (the “Pre-Funded Warrants”) to purchase 7,142,857 shares of our common stock to those purchasers whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of our common stock immediately following the consummation of this offering, in lieu of shares of common stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. The purchase price of each Pre-Funded Warrant will be equal to the public offering price per share of common stock sold in this offering minus $0.001, the exercise price per share of common stock of each Pre-Funded Warrant. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis.

Our common stock is traded on The Nasdaq Capital Market tier of The Nasdaq Stock Market, LLC under the symbol “TIVC.” The last reported sale price of our common stock on the Nasdaq Capital Market on January 25, 2023 was $0.70 per share. There is currently no established trading market for the offered Pre-Funded Warrants and we do not expect one to develop. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

The offering is being underwritten on a firm commitment basis. The actual public offering price per share of common stock and Pre-Funded Warrants, if any, in this offering will be determined between us and the representative of the underwriters at the time of pricing, and may be at a discount to the current market price for our common stock. Therefore, the assumed public offering price used throughout this preliminary prospectus may not be indicative of the final offering price.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section of this prospectus entitled “Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)

See the section of this prospectus entitled “Underwriting” for a description of all underwriting compensation payable in connection with this offering. The representative of the underwriter will receive compensation in addition to the discounts and commissions. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase 357,143 shares of common stock to be issued to the representative of the underwriter in connection with this offering. We have agreed to issue the warrants to the representative of the underwriter as a portion of the underwriting compensation payable to the underwriter in connection with this offering. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the representative of the underwriter an option to purchase up to an additional 1,071,428 shares of common stock (and/or Pre-Funded Warrants to purchase up to 1,071,428 shares of common stock in lieu thereof, representing 15% of the aggregate shares of common stock and Pre-Funded Warrants sold in this offering, from us at the public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the securities to investors on or about                 , 2023.

ThinkEquity

The date of this prospectus is                , 2023

Commercial-Stage Company in Fast-Growing Bioelectronic Industry

TIVIC™

The future of medicine is electronic.

NASDAQ **TIVC**

2023 JANUARY

Tivic Bioelectronic Platform

for non-invasive peripheral nerve stimulation

Programmable Parameters

Proprietary Algorithms

Patented Form Factor

Peripheral nerve stimulation market forecasted to grow at **35%** CAGR.

~ IDTechEx. Bioelectronic Medicine 2019-2029.

CLEARUP

CLEARS CONGESTION STOPS PAIN

- FDA approved and CE-marked
- 45M US adults suffer allergy-related sinus pain
- 200M US adults suffer moderate to severe congestion

amazon.com · BEST BUY · Walmart.com · HSA/FSA store

- Fast Acting
- No Drug Side Effects
- Patented
- Clinically Proven
- Peer-Reviewed Publications

CLINICAL PIPELINE

PRODUCT / PRODUCT LINE	THERAPEUTIC AREA	DISCOVERY / R&D	CLINICAL FEASIBILITY	PIVOTAL STUDY	REGULATORY CLEARANCE	COMMERCIAL DISTRIBUTION
ClearUP	Sinus Pain & Congestion					
npdPP*	Post-Operative Pain			600K US adults annually		
npdMI*	Migraine			39M US adults: up to 1B globally		

*Investigational use only

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC. We have not, and the underwriter has not, authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our securities, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful.

For investors outside the United States: We have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management’s estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Cautionary Statement on Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Tivic Health Systems, Inc., the Tivic Health Systems logo, ClearUP and other trademarks or service marks of Tivic Health Systems appearing in this prospectus are the property of Tivic Health Systems, Inc. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision in our securities. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” and “Tivic Health” refer to Tivic Health Systems, Inc.

Business Overview

We are a health technology company focused on non-invasive bioelectronic medicine. Our platform-based technology activates the body’s own healing mechanisms and can be programmed to treat various disease conditions. Our products provide a natural alternative to the standard synthetic chemical methods dominated by the pharmaceutical industry.

Bioelectronic medicine treats disease and conditions by modulating the electrical signals carried along various nerve pathways. The field grew out of the neuromodulation industry and relied, historically, on implantable devices (e.g., pacemakers, spinal implants, deep brain stimulators). IDTechEx has identified several fast-growing areas in the bioelectronic medicine field, including peripheral nerve stimulation, which it has indicated is forecasted to grow at a 35% compound annual growth rate (“CAGR”) from 2019 through 2029.

ClearUP® is our first commercial product and has received multiple innovation awards and high customer ratings across multiple sales platforms. It is based on a non-invasive peripheral nerve stimulation platform that combines proprietary algorithms, programmable stimulation parameters, and a patented monopolar delivery. ClearUP has U.S. FDA approval for the treatment of sinus pain and congestion and E.U. CE Mark approval for the treatment of sinus pain, pressure and congestion, which gives us commercial access in the U.S., European Union Member states and certain other countries. We currently sell directly to consumers through our own website, Amazon, and Walmart. We also sell through major and specialty online retailers, such as BestBuy and FSAStore.

This patented handheld device uses ultra-low current electrical waves to relieve sinus pain and congestion symptoms that are prevalent in nasal allergies, sinus infections, chronic sinusitis, cold and flu and other disease conditions. The global treatment markets for each of these disease areas are in the billions, currently dominated by pharmaceuticals, and are projected to grow. According to the Mintel Group Ltd’s 2020 report, the U.S. market size for cough, cold, flu and allergy in 2022 is $11.1 billion. We also conducted a market research study (via an online survey) of 600 individuals with ongoing sinus conditions and noted 90% of the participants reported interest in treatments that reduce the use of medications.

ClearUP is a US FDA Class II and EU Class IIa medical device that has received three regulatory clearances: (US FDA 510(k) number K182025, US FDA De Novo number DEN200006 and EU CE Mark Certificate number CE 704687). We conducted two published clinical studies with leading research institutions. The first clinical study was a randomized controlled double-blind trial conducted by the Stanford University Sinus Center consisting of 71 subjects suffering from sinus pain and congestion, each of whom used either ClearUP or a sham device. The second clinical study was a 30-person study on the use of ClearUP over a period of four weeks conducted by the Allergy and Asthma Associates of Santa Clara Valley Research Center. These studies have substantially demonstrated that ClearUP is highly effective at treating sinus pain from allergic rhinitis and moderate to severe congestion with no substantive side effects.

Our non-invasive bioelectronic platform-based technology enables effective therapeutic solutions with high safety profile and broad application. We plan to grow our product offerings through internal product developments, licensing and external acquisitions. We are currently conducting a sham-controlled clinical trial in concert with the Icahn School of Medicine at Mount Sinai, testing a new signal variant designed to reduce pain resulting from functional endoscopic sinus surgery. If successful, a product based on this research would require new regulatory clearances for a novel indication. Similarly, we have completed a market and technology assessment of a potential migraine indication and are developing a clinical protocol related thereto. Given our deep expertise and relationships in the field of bioelectronic medicine, we are continuously monitoring and evaluating options to add complementary product lines into our product portfolio.

Our Innovation

Our products provide a natural alternative to the standard synthetic chemical methods dominated by the pharmaceutical industry. Our market research study, which we paid to have conducted, indicates consumers are interested in non-pharmaceutical treatment alternatives. We combine proprietary algorithms, programmable stimulation parameters, and a patented monopolar delivery mechanism to modulate the nerve signals. ClearUP has proven effective in treating sinus and nasal inflammatory conditions and we are researching the clinical utility of this stimulation approach for other clinical conditions. There are numerous inflammatory conditions associated with peripheral nerve activity of the body, including:

•	chronic quality-of-life conditions such as migraines (39 million U.S.), temporomandibular joint disorder (31 million U.S.), and tinnitus (50 million U.S.);

•	severe, life-altering conditions such as trigeminal neuralgia (150,000 U.S., severe condition); and

•	acute conditions such as ear infections (50% of children) and pain and swelling from facial and sinus surgeries (600,000 functional endoscopic surgeries annually, U.S.).

Each of these applications would involve regulation of pain and inflammation-related mediators like those seen in sinus and nasal inflammation.

Our technology platform has the potential to accelerate new product development by: (i) extending the existing device platform to other clinical areas, thereby reducing research and development time, and (ii) continuing to benefit from low-risk non-invasive device designations and regulatory pathways by the FDA, which typically result in shorter time to approval when compared with invasive devices or new drugs. While it is our intention to bring new products to market, medical device development is inherently uncertain and there is no guarantee that our research and development efforts will lead to approved products for other clinical indications.

Market Opportunity and Regulatory Clearances

In December 2021, Precedence Research noted that the burden of various chronic diseases and infections is growing and so have people’s healthcare expenditures. Consumers are increasing spending on their healthcare. The shift to an increased focus on improving lifestyle, growing geriatric population, rising disposable income, rising penetration of healthcare insurance, and improved access to healthcare facilities are major factors that drive growth of the medical electronics market. In 2018, the per capita healthcare expenditure in the U.S. was over $10,500. This number is expected to increase through at least 2030.

Grand View Research projects that the non-invasive electroceutical devices segment will witness the highest growth through 2030. This is due to technological advancements and rising investments in research and development by companies for innovative product development. Moreover, increasing healthcare awareness and popularity of electroceuticals in developing countries such as India, China, South Africa, and Argentina are expected to propel market growth.

The FDA first provided clearance of ClearUP in 2019 as a treatment for sinus pain from allergic rhinitis, a condition impacting an estimated 45 million U.S. adults.

In early 2021, the FDA granted our De Novo request to expand the label of ClearUP to treat moderate to severe congestion. The expanded label is not limited to any single cause of congestion, making it possible to market ClearUP for allergies, sinusitis, cold, flu or any other inflammatory condition impacting the sinus and nasal mucosa. With this clearance, the estimated available market for ClearUP expands to over 200 million U.S. adults.

Additionally, we have received a CE Mark for ClearUP that broadly covers sinus pain, pressure and congestion. The CE Mark allows us to market ClearUP in the European Union Member states and certain other countries that recognize the CE Mark.

Additional product development activities are ongoing for two product candidates: (i) npdPP, an at home-use device for treating postoperative pain after sinus surgery, and (ii) npdMI, an at home-use device for treating migraine headaches. These product candidates are still in early stages of development and will require additional studies and regulatory clearances prior to bringing them to market.

Competition

Currently, ClearUP®, which is approved by the FDA for the treatment of sinus pain and congestion, is our only commercial product. Sinus pain and congestion are typically managed with over-the-counter pharmaceuticals and saline irrigation of the sinus and nasal cavities. Analgesic medications (e.g., ibuprofen/Advil, acetaminophen/Tylenol, naproxen sodium/Aleve) are used to treat sinus pain. Congestion is often managed with antihistamines (e.g., loratadine/Claritin), oral (e.g., phenylephrine/Sudafed) and intranasal (e.g., oxymetazoline/Afrin) decongestants, and intranasal glucocorticoids (e.g., fluticasone propionate/Flonase).

Over the counter pharmaceuticals have historically had the greatest market share for sinus pain and congestion treatments; however, according to Mintel Group Ltd.’s 2020 report on Cough, Cold, Flu, and Allergy Remedies, and our own online survey, there is increasing interest among consumers to reduce reliance on drugs and to find non-drug solutions. Non-drug competitors for sinus pain and congestion treatment include nasal irrigation products such as Sinus Rinse and Navage Nasal Care. We believe that other companies selling non-pharmaceutical treatments, specifically nasal irrigation products, represent our closest competitors. ClearUP is a new product offering in the emerging bioelectronic medicine segment, and currently has a small market share.

Barriers to Entry

As a commercial-stage company that has invested our energy into patent protection and regulatory clearances, we believe we have built competitive advantages that include:

•	Five issued U.S. patents and 18 additional international and U.S. patents pending;

•

Three regulatory clearances: (US FDA 510(k) number K182025, US FDA De Novo number DEN200006 and EU CE Mark Certificate number CE 704687) for use of ClearUP to treat sinus pain, pressure and congestion; and

•	Published, peer-reviewed studies in high-impact academic journals.

Obtaining FDA and other regulatory approvals is a high hurdle to entry into the market, and we expect to enhance our patent protections through continuous innovation.

Growth Strategy

Our objective is to become the leading provider of non-invasive bioelectronic treatments for chronic conditions. We plan to grow our product offerings through internal product developments, licensing and external acquisitions. In the near term, key elements of our growth strategy for ClearUP include the following:

Expanding Awareness of ClearUP. ClearUP is currently available for purchase directly from our own website and major on-line retailers, including but not limited to, Amazon, FSAStore, Walmart and BestBuy. Our market research indicates that, among our target market, 74% would expect to purchase on Amazon and 65% from the manufacturer’s website.

With the sales channels for ClearUP in place, our first growth lever is the expansion of advertising to drive increased awareness of ClearUP. Our second growth lever is the optimization of transaction efficiency and value through our ecommerce infrastructure investments. Our third growth lever is to deepen healthcare practitioner engagement.

Expanded ClearUP product line. We plan to expand our product offerings within the ClearUP brand based on the architecture used in the ClearUP product line.

Additional Research and Development. We intend to continue internal research to expand our neural stimulation technologies into additional product opportunities. In order to aid the expansion of our product portfolio, we anticipate continued investment into further clinical research for new product candidates, continued patent protection of our proprietary technologies and additional regulatory clearances if and when they become viable.

Additional product offerings through licensing or acquisition. We intend to add more product lines to our portfolio through licensing and/or acquisition opportunities.

Government Regulation

Our products are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, design, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices in the United States to assure the safety and effectiveness of medical devices for their intended use. The Federal Trade Commission (“FTC”) also regulates the advertising and labeling of our device in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

Risks Associated with our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•	our reliance on third parties to supply and manufacture our devices, and recent global supply chain disruptions;

•	our limited operating history;

•	the volatility of our operating results;

•	our ability to manage growth as the business scales;

•	our history of net losses;

•	our need for additional capital, which may not be available on favorable terms, if at all;

•	our ability to continue as a going concern;

•	our ability to generate revenues sufficient to achieve profitability and positive cash flow;

•	competition in our industry and our ability to compete effectively;

•	our ability to attract, recruit, retain and develop key personnel and qualified employees;

•

economic uncertainty, capital markets disruption, and impacts on our business and the industry that we operate in as a result of the COVID-19 pandemic, international conflicts, inflation, and a potential recession, among other things;

•	risks related to laws, regulations and industry standards;

•	risks related to the medical device industry;

•	our ability to successfully identify, consummate or integrate acquisitions, or to successfully manage the impacts of such transactions on our operations;

•	reliance on significant third-party service providers;

•	reliance on our executive officers, senior management team and key personnel; and

•	the other factors described in “Risk Factors.”

Recent Developments

Nasdaq Initial Public Offering (IPO)

On November 10, 2021, we completed an initial public offering (“IPO”) of 3,450,000 shares of our common stock, at a public offering price of $5.00 per share, including the exercise in full by the underwriters of their option to purchase up to 450,000 additional shares of common stock, for aggregate gross proceeds of $17.3 million. We received approximately $14.9 million in net proceeds after deducting underwriting discounts and commissions and other offering expenses payable by us. Upon consummation of the IPO, our common stock started trading on The NASDAQ Capital Market under the ticker symbol “TIVC.” Additionally, in connection with closing of the IPO, all of our outstanding shares of convertible preferred stock at the time of the IPO automatically converted into an aggregate of 2,227,116 shares of our common stock and outstanding convertible notes payable borrowings of $4.4 million converted into 1,204,160 shares of our common stock.

Mutual Termination of Proposed Reliefband Acquisition

On October 7, 2022, we entered into an Asset Purchase Agreement (the “Purchase Agreement”), by and among RB Buyer Co, LLC, a Delaware limited liability company (“Buyer”) and wholly-owned subsidiary of the Company, Reliefband Technologies, LLC, a Delaware limited liability company (“Reliefband”), certain of Reliefband’s beneficial owners (the “Beneficial Owners”), and Shareholder Representative Services LLC, a Colorado limited liability company as representative of Reliefband and its Beneficial Owners.

Pursuant to the Purchase Agreement, Buyer agreed to purchase substantially all of the assets, and certain specified liabilities, of Reliefband that are used in connection with the development, manufacture, distribution, and sale of Reliefband’s electronic nerve stimulation devices (the “Reliefband Acquisition”) for an aggregate cash purchase price of $33.5 million, subject to working capital adjustments as defined in the Purchase Agreement, less Reliefband transaction expenses and any indebtedness of Reliefband at closing (the “Acquisition Consideration”).

On December 7, 2022, the parties to the Purchase Agreement entered into an Agreement of Termination and Release (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the Purchase Agreement immediately and abandon the proposed Reliefband Acquisition. As a result of the Termination Agreement, the Purchase Agreement is of no further force or effect.

Operational Developments

On October 21, 2022, we entered into a Manufacturing Agreement (the “Microart Agreement”), with Microart Services Inc. (“Microart”). Pursuant to the Microart Agreement, Microart will manufacture, on a non-exclusive basis, certain components and sub-assemblies (collectively, “Products”) of our current and future products. During the term of the Microart Agreement, we shall order Products from Microart by issuing purchase orders, and Microart shall manufacture and supply Products to us in the quantities specified in the applicable purchase orders and in accordance with our specifications. Subject to certain exceptions, Microart will charge us a fixed price for every Product purchased, which fixed price may only be changed by Microart once per each cumulative twelve-month period, and in each case, any increase shall not exceed an amount specified in the Microart Agreement.

The Microart Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the Microart Agreement. The Microart Agreement may be terminated as follows: (i) at any time upon mutual agreement of the parties; (ii) by either party at the end of the initial three year term or any subsequent annual renewal term upon written notice received by the other party not less than 60 calendar days prior to the expiration of the relevant term; (iii) by either party upon 30 calendar days written notice to the other party following a material breach of the agreement if the breaching party fails to cure such breach in a reasonable period of time; or (iv) by either party upon the other party seeking an order for relief under bankruptcy laws, a composition with or assignment for the benefit of creditors, or the dissolution or liquidation.

We expect that this new relationship with Microart will significantly reduce the cost of manufacturing our ClearUP product, and potentially our future products.

On November 25, 2022, we entered into a Fulfillment Services Agreement (the “ALOM Agreement”), with ALOM Technologies Corporation (“ALOM”). Pursuant to the ALOM Agreement, commencing on November 28, 2022 (the “Effective Date”), ALOM will provide, on a non-exclusive basis, certain assembly, procurement, storage, returns, and fulfillment services to our end customers and resellers in the United States. During the term of the ALOM Agreement, ALOM shall provide the services in accordance with purchase orders issued by us from time to time. The consideration payable by us to ALOM for services rendered under the ALOM Agreement will be calculated and invoiced based on fixed hourly rates and fixed unit pricing, as applicable, subject to certain exceptions; provided that, commencing April 1, 2023, we will be subject to certain minimum periodic purchase requirements.

The ALOM Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the agreement. The ALOM Agreement may be terminated as follows: (i) for cause upon sixty calendar days’ written notice describing with particularity the conduct constituting such breach, if such breach is not cured to the reasonable satisfaction of the aggrieved party within such 60-day period; (ii) for failure to pay any invoices when due, if full payment is not made within twenty calendar days after delivery of a written notice; or (iii) for convenience, upon sixty calendar days’ written notice.

Additionally, in 2022, we invested in our marketing, product design and e-commerce distribution infrastructure as follows:

•	We broadened our advertising mix and increased marketing spend to drive sales growth.

•	We optimized our sales channel strategy to increase our profit margin, and terminated less profitable resale channels.

•	We made infrastructure-level improvements to our website and ecommerce functions, including to enhance mobile access to, and use of, our website and adding payment options.

•	We were featured in ABC News Report: “New Bioelectronic Technologies Could Signal the Future Of Medicine” in January 2022.

•	ClearUP was named best sinus pain relief solution of 2021 by Global Health & Pharma Magazine in February 2022.

•	Our CEO spoke at high-profile events evangelizing bioelectronic medicine as a first-line therapeutic option for chronic disease, including Fortune Brainstorm Health and Neurotech Leaders’ Forum.

•	We successfully launched the rebranding of our website and related marketing materials and increased ClearUP sales price from $149.00 to $169.99.

•

We advanced the collaboration with Mount Sinai School of Medicine Division of Rhinology and Skull Base Surgery on the sham-controlled clinical trial to evaluate a new bioelectronic approach to treating postoperative pain after sinus surgery. This is a 60-person randomized sham-controlled clinical trial that is currently in process.

In 2022, we also strengthened our management team with key new hires, and we now have a core team of 16 individuals. We have intentionally maintained a small core team at this stage of the Company. We have relied, and continue to rely, heavily on third-party service providers, including marketing agencies, clinical research organizations and academic research partnerships, finance and accounting support, legal support, and contract manufacturing organizations to carry out our operations. In connection with our IPO in November last year, we have upgraded various aspects of the Company to align with public company governance standards.

Nasdaq Compliance

On January 26, 2023, we received notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days. The Notice had no immediate effect on the listing of our common stock, which continues to trade at this time on the Nasdaq Capital Market under the symbol “TIVC.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until July 25, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least ten consecutive business days during this 180 calendar day period. In the event we do not regain compliance by July 25, 2023, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for market value of publicly held shares ($1 million) and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price, and provide written notice to Nasdaq of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If we do not regain compliance within the allotted compliance period(s), Nasdaq will provide notice that the Company’s common stock will be subject to delisting from the Nasdaq Capital Market. In that event, we may appeal such delisting determination to a hearings panel.

We will continue to monitor the closing bid price of our common stock and are considering options to resolve our noncompliance with the minimum bid price requirement, including by conducting a reverse stock split.

Corporate Information

We were incorporated in California in September 2016 and reincorporated as a Delaware corporation in June 2021. Our principal executive offices are located at 25821 Industrial Blvd., Suite 100, Hayward, California 94545. Our telephone number is (888) 276-6888 and our corporate website is www.tivichealth.com. Unless expressly noted, none of the information on our corporate website is part of this prospectus or any prospectus supplement.

Risk Factor Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below and should be carefully considered, together with other information included in this prospectus.

•	Investors in this offering will experience immediate and substantial dilution.

•	We may require additional capital funding subsequent to the completion of this offering, the receipt of which could further dilute the ownership interests of our stockholders.

•

We rely on third parties to supply and manufacture our devices, and we expect to continue to rely on third parties to manufacture and supply our devices. Recently, we have encountered disruptions in our supply of various materials and components, and electronic components in particular, due to well- documented shortages and constraints in the global supply chain. The supply or manufacture of our devices could be stopped, delayed or made less profitable if any of these third parties fail to provide us with sufficient quantities at acceptable quality levels or prices, or fail to maintain or achieve satisfactory regulatory compliance.

•	We have a relatively limited operating history and may not be able to execute on our business strategy.

•	Our cash and financial resources may be insufficient to meet our anticipated needs for the next twelve months, which raises substantial doubt about our ability to continue as a going concern.

•	Our operating results may be volatile and may not be a reliable indicator of our future performance.

•	If we fail to manage our growth effectively, including with respect to potential acquisitions of other companies, our business could be materially and adversely affected.

•	We have a history of net losses, and we may not achieve or maintain profitability in the future.

•	We have identified a material weakness in our internal control over financial reporting associated with staffing levels, amongst other things.

•	We expect that we will need additional capital in the future, which, if obtainable, could dilute the ownership interest of investors.

•	Our business plan depends heavily on revenues from our core technology, the clinical and consumer acceptance of which is at this time unproven.

•	Economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, could harm our financial condition and results of operations.

•	We may be adversely affected by the effects of inflation.

•	We depend on our senior management team, and the loss of one or more key personnel or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

•	The guarantees and warranties we provide on our products could have a material adverse effect on our business, financial condition and results of operations.

•	Our markets are undergoing continuous change, and our future success will depend on our ability to meet the changing needs of our customers.

•	Developing medical technology entails significant technical, regulatory and business risks.

•	We may face risks associated with expanding to international markets, including trade disputes that could materially impact our business.

•	The size and expected growth of our available market has not been established with precision and may be smaller than we estimate.

•	Our insurance may not adequately cover our operating risk.

•	Our business could be disrupted by catastrophic occurrences and similar events.

•

Changes in the regulatory landscape for our products could render our business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products. Additionally, we have relied on guidance documents from FDA and our EU Notified Body to make determinations about the regulatory pathway for future products, which may be interpreted to a different effect by the governing regulatory bodies.

•

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

•

Our reliance on vendors in foreign countries, including China, subjects us to risks and uncertainties relating to foreign laws and regulations and changes in relations between the United States and such foreign countries.

•

We are highly dependent on our intellectual property (“IP”) and our methods of protecting our IP may not be adequate or could be costly. In addition, we may face risks of claims for IP infringement. We may be unable to enforce our intellectual property rights throughout the world.

•

Our stock price may fluctuate significantly, and investors may not be able to resell their shares at or above the public offering price. An active trading market for our common stock may not develop or be sustained.

•

If our stock price continues to remain below $1.00, our common stock may be subject to delisting from Nasdaq, which would materially reduce the liquidity of our common stock and have an adverse effect on our market price.

•	We do not expect to pay any cash dividends for the foreseeable future.

•

Future issuances of stock or other securities could dilute the holdings of our stockholders and could materially affect the price of the shares of common stock being issued in connection with this offering.

•	If you purchase shares of common stock or Pre-Funded Warrants in this offering, you will suffer immediate and substantial dilution of your investment.

•	There is no market for the Pre-Funded Warrants and one is not expected to develop.

•	We may not receive any additional funds upon the exercise of the Pre-Funded Warrants.

•	Holders of the Pre-Funded Warrants purchased in this offering will have no rights as common stockholders until such holders exercise such warrants and acquire our common stock.

•

We are an “emerging growth company” and a “smaller reporting company,” and the reduced public company reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

•

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

•	If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

•

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, policies, standards, contractual obligations and other requirements related to data privacy and security and changes to such laws, regulations, standards, policies and contractual obligations could adversely affect our business, financial condition and results of operations.

THE OFFERING

Common stock offered by us	7,142,857 shares.

Pre-Funded Warrants offered by us	We are also offering, in lieu of shares of our common stock to certain purchasers, Pre-Funded Warrants to purchase 7,142,857 shares of our common stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. Each Pre-Funded Warrant will be exercisable for one share of our common stock. This offering also relates to the shares of common stock issuable upon exercise of any Pre-Funded Warrant sold in this offering. For each Pre-Funded Warrant that we sell, the number of shares of common stock that we are offering will be decreased on a one-for-one basis.

The purchase price of each Pre-Funded Warrant will equal the price per share of common stock being sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per share.

The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities We Are Offering–Pre-Funded Warrants” section of this prospectus. You should also read the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Common stock outstanding before this offering	9,677,734 shares.

Common stock to be outstanding after this offering(1)	16,820,591 shares (or 17,892,019 shares if the underwriter exercises its over-allotment option in full) in each case, assuming no sales of Pre-Funded Warrants offered by us, which, to the extent Pre-Funded Warrants are sold, will reduce the number of shares of common stock that we are offering on a one-for-one basis.

Over-allotment option	We have granted the representative of the underwriter an option for a period of 45 days to purchase up to an additional 1,071,428 shares of our common stock (and/or Pre-Funded Warrants to purchase up to 1,071,428 shares of common stock in lieu thereof), representing 15% of the aggregate shares of common stock and Pre-Funded Warrants sold in this offering, at the public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $4.1 million (or approximately $4.7 million if the representative of the underwriter exercises its over-allotment option in full), at an assumed public offering price of $0.70 per share, based on the closing price on January 25, 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently anticipate our use of the net proceeds from this offering, together with our existing resources, will include: (i) costs associated with the continued expansion of sales of ClearUP, including the penetration of healthcare professional networks; and (ii) clinical and regulatory costs for the expansion of existing and new product candidates. We will have broad discretion in the way that we use the net proceeds of this offering.

For additional information, please refer to the section entitled “Use of Proceeds” on page 40 of this prospectus.

Representative’s Warrants	The registration statement of which this prospectus is a part also registers for sale warrants to purchase 357,143 shares of our common stock, which we will issue to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The warrants will be exercisable for a four-year period commencing 180 days following the commencement of sales in this offering at an exercise price equal to 125% of the public offering price of the common stock. Please see “Underwriting – Representative’s Warrants” for a description of these warrants.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 16 and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Market Symbol and trading	Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “TIVC.”

We do not intend to list the Pre-Funded Warrants on the Nasdaq Capital Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

(1)

The number of shares of our common stock to be outstanding after this offering, as set forth above, is based on 9,677,734 shares of our common stock outstanding as of January 25, 2023. The number of shares of our common stock to be outstanding after this offering, as set forth above, excludes the following:

•

1,268,850 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock as of January 25, 2023, with a weighted-average exercise price of approximately $2.00 per share;

•	100,000 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $1.04 per share;

•	172,680 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $6.25 per share;

•

1,053,435 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as compensation in connection with this offering at an exercise price equal to 125% of the public offering price of the common stock; and

•	940,268 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan (“2021 Plan”).

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the sale and issuance by us of all 7,142,857 shares of common stock being offered hereunder (and no sale of any Pre-Funded Warrants);

•	no exercise of outstanding options or warrants;

•

no exercise by the underwriters of their option to purchase up to 1,071,428 additional shares of our common stock (and/or Pre-Funded Warrants to purchase up to 1,071,428 shares of our common stock in lieu thereof) from us to cover over-allotments, if any;

•	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the public offering price of our common stock; and

•

an assumed public offering price of $0.70 per share, based on the closing price on January 25, 2023. The actual number of shares of common stock and Pre-Funded Warrants we will offer will be determined based on the actual public offering price.

SUMMARY FINANCIAL DATA

The following tables summarize our historical financial data for the periods ended on and as of the dates indicated.

We have derived the statements of operations data for the years ended December 31, 2021 and 2020 from our audited financial statements and related notes included elsewhere in this prospectus.

We have derived the unaudited financial data for the nine months ended September 30, 2022 and 2021 and as of September 30, 2022 from our unaudited condensed financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

Our historical results are not necessarily indicative of results that may be expected in the future, and results for the period ended September 30, 2022 are not necessarily indicative of the results to be expected for the full year ending December 31, 2022.

You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus, as well as with the information in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(in thousands, except per share data)	Year ended December 31,		Nine Months Ended September 30,
	2021	2020	2022	2021
			(unaudited)	(unaudited)
Revenue	$1,166	$860	$1,432	$868
Cost of sales	$1,295	$1,085	$1,176	$904
Operating expenses:
Research and development	$878	$659	$1,295	$565
Sales and marketing	$1,696	$1,306	$2,291	$1,095
General and administrative	$2,929	$1,014	$4,512	$1,645

Total operating expenses	$5,503	$2,979	$8,098	$3,305
Interest income (expense)	$(1,823)	$(423)	$1	$(1,668)
Change in fair value of derivative liabilities	$436	$(27)	$—	$81
Loss on extinguishment of debt	$(1,636)	$—	$—	$—
Other income (expense)	$162	$15	$(1)	$158
Provision for income taxes	$1	$—	$—	$—

Net loss	$(8,494)	$(3,639)	$(7,842)	$(4,770)

Net loss per share – basic and diluted	$(2.43)	$(1.58)	$(0.81)	$(1.96)

(in thousands)	As of September 30, 2022
	Actual	As Adjusted (1)
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$6,328	$10,378
Current Assets	$7,594	$11,644
Total assets	$8,208	$12,258
Current Liabilities	$2,023	$2,023
Total liabilities	$2,436	$2,436
Working capital	$5,571	$9,621
Accumulated deficit	$(27,388)	$(27,388)
Total stockholders’ equity	$5,772	$9,822

(1)

As adjusted balance sheet data gives effect to our sale of 7,142,857 of common stock in this offering (assuming no sale of Pre-Funded Warrants) at an assumed public offering price of $0.70 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on January 25, 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As adjusted balance sheet data is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $0.10 increase (decrease) in the assumed public offering price per share of common stock would increase (decrease) the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $0.7 million, assuming no sale of Pre-Funded Warrants and that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock (and/or Pre-Funded Warrants in lieu thereof) to be issued in this offering. Each increase (decrease) of 0.5 million shares of common stock offered by us would increase (decrease) the as adjusted amount of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $0.3 million, assuming no sale of Pre-Funded Warrants and that the assumed public offering price per share of common stock remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, operating results, and/or growth prospects. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, labor relations, general economic conditions, inflation, supply chain constraints, geopolitical changes, and international operations. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. The risks described below could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this prospectus, the information incorporated herein by reference, and those forward-looking statements we may make from time to time. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties

Risks Related to Our Financial Condition and Business Model

We rely on third parties to supply and manufacture our devices which could cause supply shortages, and we expect to continue to rely on third parties to manufacture and supply our devices.

Recently, we have encountered disruptions in our supply of various materials and components, and electronic components in particular, due to well-documented shortages and constraints in the global supply chain. The supply or manufacture of our devices could be stopped, delayed or made less profitable if any of these third parties fail to provide us with sufficient quantities at acceptable quality levels or prices, or fail to maintain or achieve satisfactory regulatory compliance.

We rely on, and expect to continue to rely on, third-party providers for the supply and manufacturing of our devices, including components and electronic parts. The circumstances relating to the COVID-19 pandemic, as well as other disasters, have caused significant shortages in the supply of the electronic parts and certain other components used in our products. Lead times for ordered components may vary significantly, and some components used to manufacture our products are provided by a limited number of sources. We have experienced lengthened lead times throughout our supply chain as a result of supply chain constraints and material shortages that have occurred in the recent months, which may continue or worsen in the near future. This was exacerbated by the recent resurgence of the COVID-19 pandemic in certain parts of China, which resulted in the temporary closure of manufacturing facilities, including those that make electronic parts like those that we included in our products, in certain parts of China.

We are continuously evaluating alternative and secondary source suppliers in order to ensure that we are able to source sufficient components and materials to manufacture our products. In the event that we are unable source sufficient components and materials from our current suppliers, or to develop relationships with additional suppliers, to manufacture enough of our products to satisfy demand, we may have to cease or slow down production of our products. To the extent our current manufacturers or suppliers, or any manufacturers and suppliers that we engage in the future, are unable to meet our requirements in a timely and cost-effective manner, including as a result of circumstances relating to the COVID-19 pandemic, we may not be able to obtain an adequate supply of electronic parts or components for our products. Any shortage of materials caused by any disruption or unavailability of supply or an increase in the demand for our products, could harm our ability to satisfy customer demand, delay deliveries of our products to customers, lead to customer cancellations and returns, delay the development and launch of new products, or increase our costs and decrease our revenue. Any such impacts or delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition. and our business may be adversely affected. Our efforts to mitigate supply chain weaknesses may not be successful or may have unfavorable effects.

We do not control the operational processes of the contract manufacturing organizations with whom we contract and are dependent on these third parties for the production of our devices in accordance with relevant regulations, which include, among other things, quality control, quality assurance and the maintenance of records and documentation.

We have a relatively limited operating history and may not be able to execute on our business strategy.

We were originally incorporated in 2016 and began selling our first product in 2019. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects and execution ability difficult. Our revenue and income-producing potential is unproven, and our business model and strategy may continue to evolve. Future revenues are contingent upon several factors, including, without limitation, our ability to successfully develop and scale-up sales the ClearUP product line and future products, our ability to develop relationships with channel partners and customers, as well as the market acceptance of our technology. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.

Our operating results will likely be volatile and may not be a reliable indicator of our future performance.

Our future expenses, revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including, without limitation:

•	receptiveness of the market to a fundamentally new way of treating target conditions;

•	intrinsic variability in spending patterns associated with the conduct of clinical trials;

•	disruptions to the global supply chain and inflationary pressures;

•	fluctuations in demand for our technology, including seasonal variations; and

•	delays in introducing new technology to market, including product design, manufacturing, marketing cycles, sales and distribution related delays.

We expect that our revenues may be volatile as we develop new technology and obtain new customers in the future. The volume and timing of commercial outcomes are difficult to estimate, as the adoption of bioelectronic treatments is immature, and the sales cycle may vary substantially from forecasts.

If we fail to manage our growth effectively, our business could be materially and adversely affected.

We will not be successful unless we are able to generate additional revenues and grow our business, which will likely require us to hire additional employees and expand our technology, product, development and sales and marketing divisions in order to achieve our business plan. Our management systems are emergent. The continued growth of our business may place demands on our management, financial, operational, technological and other resources, and we expect that our growth will require us to continue developing and improving our operational, financial and other internal controls. We may not be able to address these challenges in a cost-effective manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses and we may not achieve or maintain profitability in the future.

We have incurred net losses since inception. For the years ended December 31, 2021 and 2020, we incurred net losses of $8.5 million and $3.6 million, respectively, and at December 31, 2021, we had working capital of

$13.1 million and an accumulated deficit of $19.5 million. For the nine months ended September 30, 2022, we incurred a net loss of $7.8 million, and at September 30, 2022, we had cash and cash equivalents of $6.3 million, an accumulated deficit of $27.4 million, and working capital of $5.6 million. Since inception through September 30, 2022, we have generated $4.0 million in revenue from product sales and have incurred operating losses and negative cash flows from our operations. Based on our current cash levels and burn rate, amongst other things, we believe our cash and financial resources may be insufficient to meet our anticipated needs for the twelve months, which raises substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the condensed financial statements included elsewhere in this prospectus. The net losses we incur may fluctuate significantly from quarter to quarter and may increase as a result of a continuation of the COVID-19 pandemic or other macroeconomic forces. Additionally, future costs relating to product development and operating activities may be significantly higher than our historical costs.

Management expects to incur substantial additional operating losses for at least the next two years to expand our markets, complete development of new products, obtain regulatory approvals, launch and commercialize our products and continue research and development programs.

Our future capital requirements will depend upon many factors, including, without limitation, progress with developing, manufacturing and marketing our technologies; the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights; our ability to successfully execute our acquisition strategy, including the closing of potential acquisitions and integrating new business into our own; our ability to establish collaborative arrangements; marketing activities; and competing technological and market developments. Our ability to generate revenue and achieve profitability requires us to successfully market and secure purchase orders for our products and services from customers currently identified in our sales pipeline as well as new customers. We also will be required to efficiently manufacture and deliver equipment on those purchase orders. These activities, including our planned research and development efforts, will require significant uses of working capital. There can be no assurance that we will generate revenue and cash as expected in our current business plan. We expect that we will need to raise additional capital to continue operating our business and fund our planned operations, including to execute on our acquisition strategy, research and development, clinical trials and, if regulatory approval is obtained, commercialization of future product candidates. We may seek additional funds through equity or debt offerings and/or borrowings under notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms, or at all, when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially and adversely affect our business, financial conditions, or results of operations.

Our long-term success is dependent upon our ability to successfully develop, commercialize and market our products, earn revenue, obtain additional capital when needed and, ultimately, to achieve profitable operations. We will need to generate significant additional revenue to achieve profitability. Future products may require substantially higher levels of investment than initial products, including investments in research, development, regulatory and/or marketing and sales. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

There is substantial doubt about our ability to continue as a going concern.

Because we have incurred operating losses since inception, and based on our current cash levels and burn rate, amongst other things, we believe our cash and financial resources may be insufficient to meet our anticipated needs for the twelve months, which raises substantial doubt about our ability to continue as a going concern within one year from the issuance date of the condensed financial statements included elsewhere in this prospectus. These losses are expected to continue for at least a period of time. The financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern within one year after the date the financial statements are issued.

Our ability to obtain additional financing will depend on a number of factors, including, among others, the condition of the capital markets and the other risks described in these risk factors. If any one of these factors is unfavorable, we may not be able to obtain additional funding, in which case, our business could be jeopardized and we may not be able to continue our operations or pursue our strategic plans. If we are forced to scale down, limit or cease operations, our shareholders could lose all or part of their investment in our Company.

We have identified a material weakness in our internal control over financial reporting.

Prior to our initial public offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In connection with the audit of our financial statements for the years ended December 31, 2021 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our case arose from an accumulation of significant deficiencies, which amounted to a material weakness in internal controls. Such significant deficiencies identified included insufficient accounting and financial reporting personnel, inadequate segregation of duties, and inadequate application of inventory cost accounting procedures. If we are unable to remedy our material weakness, or if we generally fail to establish and maintain effective internal controls appropriate for a public company, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Our current stockholders will experience significant dilution as a result of the issuance of securities in this offering.

We intend to raise $5.0 million in this offering. If the full value of the offering is raised, and assuming no sale of Pre-Funded Warrants and that the representative does not exercise its over-allotment option, then it would result in 7,142,857 additional shares of our common stock being issued and outstanding, which represents approximately 74% of the total number of shares of common stock currently issued and outstanding. Accordingly, upon closing of this offering, the percentage ownership and voting power held by our existing stockholders will be significantly reduced and our stockholders will experience significant dilution.

We may require additional capital funding subsequent to the completion of this offering, the receipt of which could further dilute the ownership interests of our stockholders.

If we expand more rapidly than currently anticipated or if our working capital needs exceed our current expectations, we may need to raise additional capital through public or private equity offerings or debt financings. Our future capital requirements depend on many factors including our need to market our products, acquire or develop additional products and fund our operations. We cannot be certain that additional financing will be available to us on acceptable terms when required, or at all.

If we issue additional equity securities or securities convertible into equity securities, our existing stockholders will be subject to dilution. Additionally, sales of substantial amounts of our equity securities could have an adverse effect on the value of our equity and our ability to raise additional capital through future capital increases.

Our business plan depends heavily on revenues from our initial products, the clinical and consumer acceptance of which is unproven at this time.

Our future growth depends on the commercial success of our technology and initial products. It is not certain that our target customers will choose our technology for technical, cost, support or commercial reasons. If our target customers do not widely adopt and purchase our technology, our future growth will be limited. Further, our resources and investments may not be adequate to achieve the targeted level of manufacturing and sales set out in our business plan.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, the recent military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Although our business has not been materially impacted by the ongoing military conflict between Russian and Ukraine to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred.

We depend on our senior management team and the loss of one or more key personnel or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

Our future success depends heavily upon the continued services of our executive officers and key personnel. The Company is headquartered in California, which is an at will employment state. Accordingly, the employment agreements that we have entered into with our executive officers and other key personnel do not require them to continue to work for us for any specified period and, therefore, they may terminate employment with us at any time, for any reason and with no advance notice. The replacement of members of our senior management team or other key personnel would likely involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives.

In addition, our ability to recruit and retain talent in all areas of the business, including but not limited to skilled hires in marketing, product development, regulatory, clinical, quality, logistics, and finance, faces significant competition. We may not be able to hire or retain the type and number of managerial, sales and technical personnel necessary for future success. We will need to devote considerable resources to ensure that we retain our employees in the face of a highly competitive market for talented personnel. If we fail to attract and retain the skilled employees required, this could harm our business and hamper future expansion of our business operations.

We rely on third parties for sales, marketing, manufacturing, distribution, and other business operations.

For us to be successful, third parties providing us with sales, marketing, manufacturing, distribution and other business operations services must be able to provide us with such services in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs, and on a timely basis. While our service providers have generally met our expectations in the past, their ability and willingness to continue to do so going forward, and the ability and willingness of any new service provider to meet our expectations in the future, may be limited for several reasons, including our relative importance as a customer or disruptions caused by the COVID-19 pandemic. Additionally, we rely on third-party online retailers such as Amazon, BestBuy, Walmart, FSAStore and other specialty online retailers, to sell our products. We do not have long-term agreements in place with certain of these third parties and there is no guarantee that such third parties will continue to allow us to sell our products through their platforms. Accordingly, we may be exposed to disruptions or reduced qualify of services, including access to distribution channels, due to factors beyond our direct control, which may impact our ability to operate successfully.

We may not be able to successfully identify, consummate or integrate acquisitions, or to successfully manage the impacts of such transactions on our operations.

Part of our business strategy includes investigating growth through acquisitions. We may expand our business by making strategic acquisitions and seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations; (vi) exposure to unknown liabilities, and (vii) the loss or reduction of control over certain of our assets.

The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We may incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions, which may divert management’s attention from our day-to-day business.

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of our acquisitions within the anticipated timing, or at all. The benefits from any acquisition will be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions to which we would not otherwise be exposed. An inability to realize any or all of the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business, results of operations and financial condition.

The product guarantees and warranties we provide on our products could have a material adverse effect on our business, financial condition and results of operations.

We provide product guarantees to our customers, pursuant to which we allow for the return of products from customers within 60 days after the original sale. We also provide a one-year warranty for any defective product. Existing and future product guarantees and warranties place us at the risk of incurring future returns and repair and/or replacement costs. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our components sourced from our suppliers, our guaranty and warranty obligation is affected by actual product defect rates, parts and equipment costs and service labor costs incurred in correcting a product defect. Since launching in late 2019 and through the date hereof, we have accrued return and warranty reserves equal to approximately 10.3% of gross revenue and believe our reserve is adequate. However, our reserves set aside to cover warranty returns and customer returns may be inadequate due to an unanticipated number of customer returns, undetected product defects, unanticipated component failures or changes in estimates for material, labor and other costs we may incur to replace projected product defects. As a result, if actual customer returns, product defect rates, parts and equipment costs or service labor costs exceed our estimates, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Markets

Our ability to compete in our target markets is unproven.

We currently compete in the sinus, cold and allergy market segment, a segment with large, entrenched players. We expect to experience competition from current and potential new competitors, some of which may be better established and have significantly greater financial, technical, marketing and distribution resources. We encounter competition from larger, well-established and well-financed entities that may continue to acquire, invest in, or form joint ventures with producers of alternate sinus care technologies.

Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Our market position could erode rapidly as a result of the development of new, superior products and technology by competitors. In addition, current and potential competitors may have greater name recognition, broader physician reach and more extensive customer bases. Increased competition could result in price reductions, lower volume sales, and reduced gross margins. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

Our markets are undergoing continuous change, and our future success will depend on our ability to meet the changing needs of our customers.

For our business to survive and grow, we must continue to enhance and improve our products and technology to address a broader range of customers’ needs. If customer behavior and new industry standards or practices emerge, our existing technology may become obsolete. Our future success will depend upon, among other things, our ability to:

•	develop or license new technologies that address the increasingly sophisticated and varied needs of prospective customers;

•	stay ahead of technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

•	monitor and stay ahead of shifts in the competitive landscape.

Developing medical technology entails significant technical, regulatory and business risks.

We may fail to adapt our technology to user requirements or emerging treatment standards. Microcurrent and other neuromodulation therapies are not currently considered standard of care for inflammation and may not ever be considered standard of care. Treatment standards may not evolve to incorporate our product. New industry standards for the development, manufacture and marketing of medical devices may evolve and we may not be able to conform to the changes, meet new standards in a timely fashion or maintain a competitive position in the market. In particular, regulatory standards for bioelectronic treatments of medical conditions are evolving. If we face material delays in introducing our products and new technology, we may fail to attract new customers.

Customer or third-party complaints or negative reviews or publicity about our company or our products could harm our reputation and brand.

We are heavily dependent on customers who use our ClearUP device to provide good reviews and word-of-mouth recommendations to contribute to our growth. Customers who are dissatisfied with their experiences with our products or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include inaccurate statements and/or create negative publicity. In addition, any negative news regarding bioelectronic medicine may adversely impact our business. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products.

We may face risks associated with expanding to international markets.

We intend to pursue marketing and selling our products internationally, primarily through e-commerce accelerators, distribution arrangements and out-bound regional licensing. We have limited experience operating outside the United States, and we will likely need to rely heavily on distributors and licensees. Expansion into international markets may expose us to, among other things, the following additional risks:

•	strain on our managerial resources;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality e-commerce accelerators, distributors, and licensees;

•	competitive disadvantage to competition with established business and customer relationships;

•	foreign currency exchange rate fluctuations;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements;

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the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

The size and expected growth of our available market has not been established with precision and may be smaller than we estimate.

Our data on the available market for our current products and future products is based on a number of internal and third-party research reports, estimates and assumptions. While we believe that such research, our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this prospectus relating to, among other things, the expected growth in the market for our ClearUP device are based on a number of internal and third-party data, estimates and assumptions, and may prove to be inaccurate. If the actual number of consumers who would benefit from our products, the price at which we can sell future products or the available market for our products is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.

Our insurance may not adequately cover our operating risk or litigation exposure.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses the material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. Also, our insurance may be insufficient to cover the costs of any securities-related or other lawsuits or litigation, regardless of the merits of any such lawsuits or litigation. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable or affordable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

Our business could be disrupted by catastrophic occurrences and similar events.

Our headquarters are located in the San Francisco Bay Area, and we are vulnerable to interruption from catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. The San Francisco Bay Area is a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our suppliers and vendors could result in disruptions and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and/or to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

Risks Related to Legal and Regulatory Matters

Changes in the regulatory landscape for our products could render our business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products.

Our ClearUP device is a US FDA Class II device with FDA clearance for over-the-counter purchase. We continue to expand our product offerings within the ClearUP brand based on the architecture used in the ClearUP product line. Such expansions may include design modifications of the ClearUP device. Given that current improvements to the ClearUP product line are a line extension of the ClearUP device, and based on the approval by our designated EU Notified Body and our assessment of relevant FDA guidance (Guidance for Industry and Food and Drug Administration Staff “Deciding When to Submit a 510(k) for a Change to and Existing Device” October 25, 2017), we have determined that such current expansions of the ClearUP product line are covered under the same regulatory clearances as ClearUP. If the FDA were to determine that our products or product candidates do not properly satisfy the conditions for FDA clearance as Class II devices, or that our ClearUP product line expansion is not covered by the same regulatory clearances as our existing ClearUP device, we could be required to cease distribution of our products until we obtain regulatory clearance or approval, abandon new product launch plans, and/or we could be subject to additional enforcement action by the FDA. All existing FDA clearances, including those covering our ClearUP device, could be subject to change based on subsequent FDA review or changes in FDA regulations. In addition, many states have laws regarding the provision of medical devices, and if we are found to be in violation of the laws of any state in which our devices are sold, we could be subject to further sanctions at the state level.

The laws and regulations applicable to the industries in which we operate are continuously evolving. Changes in our regulatory and legal landscape could substantially increase the costs of compliance, increase the time and resources required to bring new products to market, or otherwise negatively impact our business. There can be no assurance that new legislation or regulations will not impose significant additional costs or burdens on our business or subject us to additional liabilities. We may be or become subject to claims that our operations violate these laws or regulations.

Our business is subject to risks arising from epidemic diseases, such as the recent outbreak of the COVID-19 illness.

The occurrence of regional epidemics or a global pandemic such as COVID-19 may adversely affect our operations, financial condition, and results of operations. The COVID-19 pandemic has had widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices over the last two and a half years, and may continue to have impacts in the future. The extent to which global pandemics, including COVID-19, impact our business going forward will depend on various factors such as the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

Measures taken by the governments of countries affected by COVID-19 and/or future pandemics could adversely impact our business, financial condition, or results of operations. Potential disruptions may include, without limitations, delays in processing registrations or approvals by applicable state or federal regulatory bodies, delays in product development efforts, and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of our ClearUP device or other products.

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

In connection with the marketing or advertisement of our products, we could be the target of claims relating to false, misleading, deceptive or otherwise noncompliant advertising or marketing practices, including under the auspices of the FTC and state consumer protection statutes. If we rely on third parties to provide any marketing and advertising of our products, we could be liable for, or face reputational harm as a result of, their marketing practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

If we are found to have breached any consumer protection, advertising, unfair competition or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing and business practices in a manner that may negatively impact us. This could also result in litigation, fines, penalties and adverse publicity that could cause reputational harm and loss of customer trust, which could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on vendors in foreign countries, including China, subjects us to risks and uncertainties relating to foreign laws and regulations and changes in relations between the United States and such foreign countries.

Electronic components for our ClearUP devices are sourced primarily from China, and we may in the future source components from vendors located in other foreign countries. Under its current leadership, the government of China has been pursuing economic reform policies, including by encouraging foreign trade and investment. However, there is no assurance that the Chinese government will continue to pursue such policies, that such policies will be successfully implemented, that such policies will not be significantly altered, or that such policies will be beneficial to our partnerships in China. China’s system of laws, as well as the laws of other foreign countries where we may source components, can be unpredictable, especially with respect to foreign investment and foreign trade. The United States government has called for substantial changes to foreign trade policy with China and has raised tariffs on several Chinese goods. China has retaliated with increased tariffs on United States goods. Any further changes in United States trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars. Changes to Chinese regulations affecting the manufacture of electronic components may also be unpredictable. In addition, there was a recent resurgence of COVID-19 in certain parts of China, which resulted in manufacturing plants being temporarily closed in some areas; if a similar resurgence and lockdown occurs again, it could further impact our ability to source the electronic components necessary for our products at favorable prices, if at all. Changes to regulations in any other country where we may source components in the future may also be unpredictable and could affect the manufacture of electronic components in such countries and our ability to purchase components on a cost-effective basis. Any regulatory changes and changes in United States and China relations, or changes in relations with the United States any other country where we may source components in the future, may have a material adverse effect on our vendors in China and other such countries which could materially harm our business and financial condition.

International trade disputes could result in tariffs and other protectionist measures that could have a material adverse effect on our business, financial condition and results of operations.

Tariffs could increase the cost of our products and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Tariffs could also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Countries may also adopt other protectionist measures that could limit our ability to offer our products. Political uncertainty surrounding international trade disputes and protectionist measures could also have a negative effect on consumer confidence and spending, which could have a material adverse effect on our business, financial condition and results of operations.

We may in the future become subject to the requirements of the Sunshine Act.

We are not currently subject to the Physician Payment Sunshine Act (“Sunshine Act”), which was enacted as part of the Affordable Care Act. However, if we begin selling our products directly to governmental entities or our products become reimbursable by Medicare or Medicaid, then we may become subject to the Sunshine Act, which will require us to report annually to the Secretary of Health and Human Services: (i) payments or other transfers of value made by us, or by a third-party as directed by us, to physicians and teaching hospitals or to third parties on behalf of physicians or teaching hospitals; and (ii) physician ownership and investment interests in our company. The payments required to be reported include the cost of meals provided to a physician, travel reimbursements and other transfers of value, including those provided as part of contracted services such as speaker programs, advisory boards, consultation services and clinical trial services. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1.0 million). Additionally, becoming subject to the Sunshine Act and the information we disclose could lead to greater scrutiny, which could result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide have either adopted or are considering adopting similar laws requiring transparency of interactions with healthcare professionals.

Risks Related to Our Intellectual Property

We are highly dependent on intellectual property (“IP”), and our methods of protecting our IP may not be adequate or could be costly.

We rely on a combination of patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our IP rights. We are building our IP portfolio, and may not be able to secure sufficient protection to prevent competition from entering the market or from creating competing products.

We cannot be certain that we will be able to obtain patent protection on the key components of our technology or that we will be able to obtain patents in key jurisdictions, such as the United States, Europe and Asia. We cannot give assurances that we will develop new products or technologies that are patentable or (to the extent applicable) that any new products will be covered by existing patents, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not impair our ability to do business.

We cannot guarantee that the applicable governmental authorities will approve any of our future trademark applications. Even if the applications are approved, third parties may seek to oppose or challenge these registrations. A failure to obtain trademark registrations in key jurisdictions could limit our ability to use our trademarks and impede our marketing efforts in those jurisdictions.

Despite our efforts to protect our IP, unauthorized parties may attempt to copy or obtain and use our technology. Policing the unauthorized use of our technology on a global basis is difficult, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology.

We cannot give assurances that our measures for preserving the secrecy of our trade secrets and confidential information will be sufficient to prevent others from obtaining our trade secrets.

We generally require our employees, consultants and corporate partners to sign confidentiality and non-disclosure agreements prohibiting them from disclosing any of our trade secrets. Our employment agreements and consulting agreements also contain confidentiality undertakings, as well as non-compete provisions, which prohibit employees, advisors and consultants from acting contrary to our interests during the period of their relationship with us.

Despite our efforts to preserve the secrecy of our trade secrets and confidential information, we may not have adequate remedies to preserve our trade secrets or to compensate us fully for our loss if employees, consultants or corporate partners breach confidentiality agreements with us. We cannot give assurances that our trade secrets will provide any competitive advantage, as they may become known to, or be independently developed by, competitors, regardless of the success of any measures we may take to try to preserve their confidentiality.

Any failure or inability to protect any of our IP or confidential information, or to enforce our rights against any infringement or misappropriation of our IP or confidential information, could have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be forced to litigate to enforce or defend our IP, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

We may face risks of claims for IP infringement.

Our competitors or other persons may have already obtained or may in the future obtain patents or other rights relating to one or more aspects of our technology. Because we have not conducted a formal freedom to operate analysis for patents related to our technology, we may not be aware of issued patents that a third party might assert are infringed by our current or any future technology, which could materially impair our ability to commercialize our current or any future technology. Even if we diligently search third-party patents for potential infringement by our current or any future technology, we may not successfully find patents that our current or any future technology may infringe. If we are unable to secure and maintain freedom to operate, others could preclude us from commercializing our current or future technology. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future technology, whether or not we are actually infringing, misappropriating or otherwise violating the rights of third parties. If we are sued for patent or other intellectual property right infringement, we may be forced to incur substantial costs in defending our self.

If litigation were to result in a judgment that we infringed a valid and enforceable patent or other intellectual property right, a court may order us to pay substantial damages to the owner of the patent or other intellectual property right and to stop using any infringing technology or products. This could cause a significant disruption in our business and force us to incur substantial costs to develop and implement alternative, non-infringing technology or products, or to obtain a license from the patent or other intellectual property right owner.

We cannot give assurance that we would be able to develop non-infringing alternatives at a reasonable cost that would be commercially acceptable, or that we would be able to obtain a license from any patent or other intellectual property right owner on commercially reasonable terms, if at all.

We may be unable to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. The area of bioelectronic medicine, specifically, is a nascent and emerging industry. To the extent we demonstrate novel means to manage physiological functions, the nature and degree of intellectual property protection we can obtain throughout the world may vary. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

Risks Related to Our Securities and this Offering

Our stock price may fluctuate significantly and investors may not be able to resell their shares at or above the public offering price. An active trading market for our common stock may not develop or be sustained.

Prior to our initial public offering, you could not buy or sell our common stock publicly. Even though our common stock is now listed on the Nasdaq Capital Market, an active trading market for our shares may not develop or be sustained. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling additional shares of our common stock and may impair our ability to acquire other companies or technologies by using shares of our common stock as consideration.

The public offering price of our common stock and Pre-Funded Warrants in this offering will be determined through negotiations with the underwriters. This determined price may not reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. You may be unable to sell your shares of common stock at or above the public offering price of this offering. The market price of shares of our common stock following this offering could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	the effect of the COVID-19 pandemic and/or macroeconomic factors on our business and operations and on market conditions generally;

•	the success of our products and of competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to our products or development programs;

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announcements by us, our partners or our competitors of new products or therapies, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts or recommendations for our stock;

•	disputes or other developments related to proprietary rights (including patents), litigation matters, and our ability to obtain patent protection for our technologies;

•	commencement of, or our involvement in, litigation;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	manufacturing disputes or delays;

•	any future sales of our common stock or other securities;

•	any change to the composition of the board of directors or key personnel;

•	general economic conditions, rising inflation and slow or negative growth of our markets;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional debt or equity financing efforts; and

•	other factors described in this section of the prospectus.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance. In addition, the stock market in general, and medical device companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

If our stock price continues to remain below $1.00, our common stock may be subject to delisting from The Nasdaq Capital Market, which would materially reduce the liquidity of our common stock and have an adverse effect on our market price.

On January 26, 2023, we received Notice from Nasdaq that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common stock has been below $1.00 per share for 30 consecutive business days. The Notice has no immediate effect on the listing of our common stock, which will continue to trade at this time on the Nasdaq Capital Market under the symbol “TIVC.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have a period of 180 calendar days, or until July 25, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least ten consecutive business days during this 180 calendar day period. In the event we do not regain compliance by July 25, 2023, we may be eligible for an additional 180 calendar day grace period if the Company meets the continued listing requirement for market value of publicly held shares ($1 million) and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price, and we provide written notice to Nasdaq of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If we do not regain compliance within the allotted compliance period(s), Nasdaq will provide notice that our common stock will be subject to delisting from the Nasdaq Capital Market. In that event, we may appeal such delisting determination to a hearings panel.

We are currently evaluating our alternatives to resolve the listing deficiency. To the extent that we are unable to resolve the listing deficiency, there is a risk that our common stock may be delisted from Nasdaq, which would adversely impact liquidity of our common stock, potentially result in even lower bid prices for our common stock, and make it more difficult for us to obtain financing through the sale of our common stock.

We do not expect to pay any cash dividends for the foreseeable future.

We do not expect to pay dividends to our stockholders at any time in the foreseeable future. Anyone considering investing in our stock should not rely on such investment to provide dividend income. Instead, we plan to retain any earnings to establish, maintain and expand our operations and product offerings. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our stock. Accordingly, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any return on their investment.

There is no public market for the Pre-Funded Warrants being offered in this offering.

There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

Each Pre-Funded Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise. Accordingly, we will not receive any meaningful additional funds upon the exercise of the Pre-Funded Warrants.

Holders of the Pre-Funded Warrants purchased in this offering will have no rights as common stockholders until such holders exercise such warrants and acquire shares of our common stock.

Until holders of the Pre-Funded Warrants acquire shares of our common stock upon exercise thereof, holders of such Pre-Funded Warrants will have no rights with respect to the shares of our common stock underlying such Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, such holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the Pre-Funded Warrants that they hold.

A holder of the Pre-Funded Warrants will not be entitled to exercise any portion of any Pre-Funded Warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or, upon election of holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or, upon election of holder, 9.99%) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. As a result, you may not be able to exercise your Pre-Funded Warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-Funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced public company reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”); not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of certain of the exemptions discussed above.

In addition, we are currently a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended (“Exchange Act”), and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have more than $250 million in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock), annual revenues of more than $100 million during the most recently completed fiscal year.

As a result, the information we provide will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

A sizable portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Subject to certain exceptions, without the prior written consent of ThinkEquity LLC, as representative of the underwriters, our current officers and directors during the period ending three months after the date of this prospectus, have agreed not to: (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock; (ii) file any registration statement with the Securities and Exchange Commission (“SEC”) relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (iii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, subject to certain exceptions. ThinkEquity, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See the section of this prospectus entitled “Underwriting.”

The market price of our common stock may decline significantly when the restrictions on resale lapse. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

Investors in this offering will experience immediate and substantial dilution.

The public offering price of our common stock and Pre-Funded Warrants is substantially higher than the as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock and/or Pre-Funded Warrants in this offering, you will pay a price per share and/or Pre-Funded Warrant, as applicable, that substantially exceeds our as adjusted net tangible book value per share after this offering. Based on the at an assumed public offering price of $0.70 per share, based on the closing price on January 25, 2023, you will experience immediate dilution of $0.116 per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the public offering price. In addition, if the underwriters exercise their option to purchase additional shares and/or Pre-Funded Warrants, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float of our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

We will have broad discretion in the use of the net proceeds to us from this offering, and we may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variety of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.

Anti-takeover provisions in our charter documents and under Delaware law, could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President (in the absence of a Chief Executive Officer);

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	prohibit cumulative voting in the election of directors;

•	establish that our board of directors will be divided into three classes—Class I, Class II, and Class III—with each class serving staggered three-year terms;

•	provide that, so long as our board of directors is classified, directors may only be removed for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require the approval of our board of directors or the holders of two-thirds of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could result in increased costs for our stockholders to bring a claim and could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, or the Company consents in writing to the selection of an alternative forum, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act or Exchange Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, this choice of forum provision could result in increased costs for our stockholders to bring a claim and could may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General Risk Factors

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We have and will continue to incur increased costs and are subject to heightened regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC, and the Nasdaq Capital Market. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. These rules and regulations have increased and will continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costlier, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our ongoing obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, policies, standards, contractual obligations and other requirements related to data privacy and security and changes to such laws, regulations, standards, policies and contractual obligations could adversely affect our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. We are subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, transmission, use, disclosure, storage, retention and security of personal and personally-identifying information, such as information that we may collect in connection with conducting our business in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business; affect our ability to operate in certain jurisdictions; or to collect, store, transfer use and share personal information; necessitate the acceptance of more onerous obligations in our contracts; result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures, or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, fines, imprisonment of company officials and public censure, claims by third parties, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. generally accepted accounting principles (“GAAP”) and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws could subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), U.S. domestic bribery laws, the UK Bribery Act 2010, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, there is a risk that our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we expand internationally, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This prospectus may contain certain “forward-looking” statements as such term is defined by the SEC in its rules, regulations and releases, which represent our expectations or beliefs, including but not limited to, statements concerning our operations, economic performance, financial condition, growth and acquisition strategies, investments, and future operational plans. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intent,” “could,” “estimate,” “might,” “plan,” “predict” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including uncertainty related to acquisitions, governmental regulation, managing and maintaining growth, the operations of the Company and its subsidiaries, volatility of stock price, commercial viability of our product candidates and any other factors discussed in this and other registrant filings with the SEC.

These risks and uncertainties and other factors include, but are not limited to those set forth under “Risk Factors” of this prospectus. Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus or in the documents we incorporate by reference, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

This prospectus contains forward-looking statements, including statements regarding, among other things:

•	our anticipated needs for working capital;

•	our ability to secure additional financing;

•	our ability to continue as a going concern;

•	we have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the level of expenses related to our product development and operations; and

•	our efforts to expand our products and our business.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. We caution you not to place undue reliance on these forward-looking statements. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

USE OF PROCEEDS

Assuming a public offering price of $0.70 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on January 25, 2023), we estimate that the net proceeds to us from this offering will be approximately $4.1 million (or $4.7 million if the representative of the underwriters exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $0.10 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $0.7 million (or $0.8 million if the representative of the underwriters exercises its over-allotment option in full), assuming no sale of Pre-Funded Warrants and that the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, an increase (decrease) of 0.5 million shares offered would increase (decrease) the net proceeds to us from this offering by approximately $0.3 million, assuming no sale of Pre-Funded Warrants, and that the assumed public offering price remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

Proceeds:
Gross Proceeds	$5,000,000
Underwriting Discounts and Commissions (1)	(400,000)
Estimated Fees and Expenses	(550,000)

Net Proceeds	$4,050,000

Uses:
Costs associated with the continued expansion of sales of our ClearUP product, including the penetration of healthcare professional networks	3,240,000
Clinical and regulatory costs for the expansion of existing and new product candidates	810,000

Total Uses	$4,050,000

(1)	Includes a non-accountable expense allowance to ThinkEquity equal to 1.0% of the gross proceeds received in this offering.

Although we may, from time to time, evaluate potential strategic investments and acquisitions, we do not have any definitive agreements in place to make any such acquisitions at this current time.

Our expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, we cannot predict with any certainty our use of the net proceeds from this offering or the amounts that we will actually spend on each area of use set forth above. Our management will retain broad discretion over the allocation of the net proceeds from this offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering. See “Risk Factors—Risks Related to our Securities and this Offering.”

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

MARKET FOR OUR COMMON STOCK

Market Information

Our common stock, par value $0.0001 per share, is listed on the Nasdaq Capital Market under the ticker symbol “TIVC.”

Holders

As of January 25, 2023, there were approximately 111 shareholders of record of our common stock. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares are held by banks, brokers, and other financial institutions.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

•	on an actual basis; and

•

on an adjusted basis, after giving effect to our sale of 7,142,857 shares of common stock in this offering at an assumed public offering price of $0.70 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on January 25, 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should consider this table in conjunction with “Use of Proceeds” above as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” and our audited and unaudited financial statements and the notes to those financial statements included elsewhere in this prospectus.

As of September 30, 2022
	Actual	As Adjusted (1)
	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Cash and Cash Equivalents	$6,328	$10,378

Total Current Liabilities	$2,023	$2,023

Total Long-Term Liabilities	$413	$413

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 9,677,734 shares issued and outstanding, actual; 16,820,591 issued and outstanding, as adjusted	$1	$2
Additional Paid-in Capital	$33,159	$37,208
Accumulated Deficit	$(27,388)	$(27,388)

Total Stockholders’ Equity	$5,772	$9,822

(1)	This as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Each $0.10 increase (decrease) in the assumed public offering price of $0.70 per share of common stock would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $0.7 million, assuming no sale of Pre-Funded Warrants and that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 0.5 million shares of common stock offered by us would increase (decrease) the as adjusted amounts of each of our cash, cash equivalents, and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $0.3 million, assuming no sale of Pre-Funded Warrants and that the assumed public offering price per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table are based on 9,677,734 shares outstanding as of September 30, 2022. The discussion and table do not include, as of that date:

•

1,248,850 shares of common stock issuable upon exercise of options to purchase shares of common stock outstanding as of September 30, 2022, with a weighted-average exercise price of approximately $2.01 per share;

•	100,000 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $1.04 per share;

•	172,680 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $6.25 per share;

•

1,053,435 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as compensation in connection with this offering at an exercise price equal to 125% of the public offering price of the common stock; and

•	476,381 shares of common stock reserved for future issuance under our 2021 Plan.

The above discussion assumes the following:

•	the sale and issuance by us of all 7,142,857 shares of common stock and no sale of any Pre-Funded Warrants;

•	no exercise of outstanding options or warrants;

•

no exercise by the underwriters of their option to purchase up to 1,071,428 additional shares of our common stock (and/or Pre-Funded Warrants to purchase up to 1,071,428 shares of our common stock in lieu thereof) from us to cover over-allotments, if any;

•	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the public offering price of our common stock; and

•

an assumed public offering price of $0.70 per share, based on the closing price on January 25, 2023. The actual number of shares of common stock and Pre-Funded Warrants we will offer will be determined based on the actual public offering price.

DILUTION

If you invest in our securities, your ownership interest will be diluted immediately to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our historical net tangible book value of our common stock as of September 30, 2022 was $5.8 million, or $0.600 per share.

As adjusted net tangible book value is our net tangible book value after taking into account the issuance and sale by us of 7,142,857 shares of common stock (and no sale of Pre-Funded Warrants) in this offering at the assumed public offering price of $0.700 per share of common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale. Our as adjusted net tangible book value as of September 30, 2022 would have been approximately $9.8 million, or $0.584 per share. This amount represents an immediate decrease in as adjusted net tangible book value of approximately $0.016 per share to our existing stockholders, and an immediate dilution of $0.116 per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

We calculate dilution per share to new investors by subtracting the as adjusted net tangible book value per share from the public offering price paid by the new investors. The following table illustrates the dilution to new investors on a per share basis:

Assumed public offering price per share		$0.700
Historical net tangible book value per share as of September 30, 2022	$0.600
Decrease in net tangible book value per share attributable to this offering	$(0.016)
As adjusted net tangible book value per share after giving effect to this offering		$0.584
Dilution in as adjusted net tangible book value per share to new investors in this offering		$0.116

A $0.10 increase (decrease) in the assumed public offering price of $0.700 per share of common stock would increase (decrease) the as adjusted net tangible book value per share by $0.039, and the dilution per share to new investors in this offering by $0.061 assuming no sale of Pre-Funded Warrants and that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 0.5 million shares offered would increase (decrease) the as adjusted net tangible book value by $0.002 per share and the dilution to new investors by $0.002 per share, assuming no sale of Pre-Funded Warrants and that the assumed public offering price per share remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information above assumes that the underwriter does not exercise its over-allotment option. If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book value will decrease to $0.588 per share, representing an immediate decrease to existing stockholders of $0.012 per share and an immediate dilution of $0.112 per share to new investors.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The above discussion and table are based on 9,677,734 shares outstanding as of September 30, 2022. The discussion and table do not include, as of that date:

•

1,248,850 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock as of September 30, 2022, with a weighted-average exercise price of approximately $2.01 per share;

•	100,000 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $1.04 per share;

•	172,680 shares of common stock issuable upon exercise of warrants to purchase shares of common stock, all with an exercise price of approximately $6.25 per share;

•

1,053,435 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as compensation in connection with this offering at an exercise price equal to 125% of the public offering price of the common stock; and

•	476,381 shares of common stock reserved for future issuance under our 2021 Plan.

The above discussion assumes the following:

•	the sale and issuance by us of all 7,142,857 shares of common stock and no sale of any Pre-Funded Warrants;

•	no exercise of outstanding options or warrants;

•

no exercise by the underwriters of their option to purchase up to 1,071,428 additional shares of our common stock (and/or Pre-Funded Warrants to purchase up to 1,071,428 shares of our common stock in lieu thereof) from us to cover over-allotments, if any;

•	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the public offering price of our common stock; and

•

an assumed public offering price of $0.70 per share, based on the closing price on January 25, 2023. The actual number of shares of common stock and Pre-Funded we will offer will be determined based on the actual public offering price.

OUR BUSINESS

Business Overview of Tivic Health

We are a health technology company focused on non-invasive bioelectronic medicine. Our platform-based technology activates the body’s own healing mechanisms and can be programmed to treat various disease conditions. Our products provide a natural alternative to the standard synthetic chemical methods dominated by the pharmaceutical industry.

Bioelectronic medicine treats disease and conditions by modulating the electrical signals carried along various nerve pathways. The field grew out of the neuromodulation industry and relied, historically, on implantable devices (e.g., pacemakers, spinal implants, deep brain stimulators). IDTechEx has identified several fast-growing areas in the bioelectronic medicine field, including peripheral nerve stimulation, which it has indicated is forecasted to grow at a 35% CAGR from 2019 through 2029.

ClearUP® is our first commercial product and has received multiple innovation awards and high customer ratings across multiple sales platforms. It is based on a non-invasive peripheral nerve stimulation platform that combines proprietary algorithms, programmable stimulation parameters, and a patented monopolar delivery. ClearUP has U.S. FDA approval for the treatment of sinus pain and congestion and E.U. CE Mark approval for the treatment of sinus pain, pressure and congestion, which gives us commercial access in the U.S., European Union Member states and certain other countries.

The patented handled device uses ultra-low current electrical waves to relieve sinus pain and congestion symptoms that are prevalent in nasal allergies, sinus infections, chronic sinusitis, cold and flu and other disease conditions. The global treatment markets for each of these disease areas are in the billions, currently dominated by pharmaceuticals, and are projected to grow. According to the Mintel Group Ltd’s 2020 report, the U.S. market size for cough, cold, flu and allergy in 2022 is $11.1 billion. We also conducted a market research study (via an online survey) of 600 individuals with ongoing sinus conditions and noted 90% of the participants reported interest in treatments that reduce the use of medications.

ClearUP is a US FDA Class II and EU Class IIa medical device that has received three regulatory clearances: (US FDA 510(k) number K182025, US FDA De Novo number DEN200006 and EU CE Mark Certificate number CE 704687). We conducted two published clinical studies with leading research institutions. The first clinical study was a randomized controlled double-blind trial conducted by the Stanford University Sinus Center consisting of 71 subjects suffering from sinus pain and congestion, each of whom used either ClearUP or a sham device. The second clinical study was a 30-person study on the use of ClearUP over a period of four weeks conducted by the Allergy and Asthma Associates of Santa Clara Valley Research Center. These studies have substantially demonstrated that ClearUP is highly effective at treating sinus pain from allergic rhinitis and moderate to severe congestion with no substantive side effects.

Our non-invasive bioelectronic platform-based technology enables effective therapeutic solutions with high safety profile and broad application. We are currently conducting a sham-controlled clinical trial in concert with the Icahn School of Medicine at Mount Sinai, testing a new signal variant designed to reduce pain resulting from functional endoscopic sinus surgery. If successful, a product based on this research would require new regulatory clearances for a novel indication. Similarly, we have completed a market and technology assessment of a potential migraine indication and are developing a clinical protocol related thereto. Given our deep expertise and relationships in the field of bioelectronic medicine, we are continuously monitoring and evaluating options to add complementary product lines into our product portfolio.

Recent Developments

Mutual Termination of Proposed Reliefband Acquisition

On October 7, 2022, we entered into an Asset Purchase Agreement (the “Purchase Agreement”), by and among RB Buyer Co, LLC, a Delaware limited liability company (“Buyer”) and wholly-owned subsidiary of the

Company, Reliefband Technologies, LLC, a Delaware limited liability company (“Reliefband”), certain of Reliefband’s beneficial owners (the “Beneficial Owners”), and Shareholder Representative Services LLC, a Colorado limited liability company as representative of Reliefband and its Beneficial Owners.

Pursuant to the Purchase Agreement, Buyer agreed to purchase substantially all of the assets, and certain specified liabilities, of Reliefband that are used in connection with the development, manufacture, distribution, and sale of Reliefband’s electronic nerve stimulation devices (the “Reliefband Acquisition”) for an aggregate cash purchase price of $33.5 million, subject to working capital adjustments as defined in the Purchase Agreement, less Reliefband transaction expenses and any indebtedness of Reliefband at closing (the “Acquisition Consideration”).

On December 7, 2022, the parties to the Purchase Agreement entered into an Agreement of Termination and Release (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the Purchase Agreement immediately and abandon the proposed Reliefband Acquisition. As a result of the Termination Agreement, the Purchase Agreement is of no further force or effect.

Microart Agreement

On October 21, 2022, we entered into the Manufacturing Agreement, with Microart. Pursuant to the Microart Agreement, Microart will manufacture, on a non-exclusive basis, certain components and sub-assemblies of our current and future products. During the term of the Microart Agreement, we shall order Products from Microart by issuing purchase orders, and Microart shall manufacture and supply Products to us in the quantities specified in the applicable purchase orders and in accordance with our specifications. Subject to certain exceptions, Microart will charge us a fixed price for every Product purchased, which fixed price may only be changed by Microart once per each cumulative twelve-month period, and in each case, any increase shall not exceed an amount specified in the Microart Agreement.

The Microart Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the Microart Agreement. The Microart Agreement may be terminated as follows: (i) at any time upon mutual agreement of the parties; (ii) by either party at the end of the initial three year term or any subsequent annual renewal term upon written notice received by the other party not less than 60 calendar days prior to the expiration of the relevant term; (iii) by either party upon 30 calendar days written notice to the other party following a material breach of the agreement if the breaching party fails to cure such breach in a reasonable period of time; or (iv) by either party upon the other party seeking an order for relief under bankruptcy laws, a composition with or assignment for the benefit of creditors, or the dissolution or liquidation.

We expect that this new relationship with Microart will significantly reduce the cost of manufacturing our ClearUP product, and potentially our future products as well.

ALOM Agreement

On November 25, 2022, we entered into a Fulfillment Services Agreement (the “ALOM Agreement”), with ALOM Technologies Corporation (“ALOM”). Pursuant to the ALOM Agreement, commencing on November 28, 2022 (the “Effective Date”), ALOM will provide, on a non-exclusive basis, certain assembly, procurement, storage, returns, and fulfillment services to our end customers and resellers in the United States. During the term of the ALOM Agreement, ALOM shall provide the services in accordance with purchase orders issued by us from time to time. The consideration payable by us to ALOM for services rendered under the ALOM Agreement will be calculated and invoiced based on fixed hourly rates and fixed unit pricing, as applicable, subject to certain exceptions; provided that, commencing April 1, 2023, we will be subject to certain minimum periodic purchase requirements.

The ALOM Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the agreement. The ALOM Agreement may be terminated as follows: (i) for cause upon sixty calendar days’ written notice describing with particularity the conduct constituting such breach, if such breach is not cured to the reasonable satisfaction of the aggrieved party within such 60-day period; (ii) for failure to pay any invoices when due, if full payment is not made within twenty calendar days after delivery of a written notice; or (iii) for convenience, upon sixty calendar days’ written notice.

First Product in Market

Tivic Health’s first product in market, based on our core technology, is ClearUP® Sinus Relief. ClearUP has received FDA clearance for treating various symptoms of allergic rhinitis (nasal allergies), sinusitis and cold and flu. It is available without prescription.

Market Opportunity

In December 2021, Precedence Research noted that the burden of various chronic diseases and infections is growing and so have people’s healthcare expenditures. Consumers are increasing spending on their healthcare. The shift to an increased focus on improving lifestyle, growing geriatric population, rising disposable income, rising penetration of healthcare insurance, and improved access to healthcare facilities are major factors that drive growth of the medical electronics market. In 2018, the per capita healthcare expenditure in the U.S. was over $10,500. This number is expected to increase.

Grand View Research projects that the non-invasive electroceutical devices segment will witness the highest growth through 2030. This is due to technological advancements and rising investments in research and development by companies for innovative product development. Moreover, increasing healthcare awareness and popularity of electroceuticals in developing countries such as India, China, South Africa, and Argentina are expected to propel market growth.

The FDA initially provided clearance to the ClearUP product under a 510(k) as an allergy treatment in January 2019. As a treatment for allergy-related sinus pain, we believe that the available market for ClearUP is approximately 45 million U.S. adults.

Factors such as industrialization, climate change, and changing lifestyles are increasing the prevalence of allergic rhinitis, making this a large and growing segment.

The FDA granted ClearUP a subsequent De Novo clearance in March 2021, which expanded ClearUP’s label, enabling marketing of ClearUP for allergies, sinusitis, cold, flu, and any inflammatory condition involving congestion. With this De Novo clearance, we believe that the available market for ClearUP expands to over 200 million U.S. adults. Based upon our market research (conducted by a national sampling company in 2019, which electronically surveyed 600 individuals reporting ongoing sinus conditions) indicating that 27% of consumers are willing to pay the current retail price for ClearUP, and assuming an available market of 200 million U.S. adults, we estimate an available U.S. market of approximately $8 billion. Our market research indicates that, among our target consumers, 74% would expect to purchase on Amazon and 65% from the manufacturer’s website.

According to Mintel Group Ltd., over-the-counter allergy, cough, cold and flu treatments are projected to be an $11.1 billion market in 2022 in the U.S. alone. According to our research, among recurring sufferers (those who reported having an ongoing chronic sinus condition), 90% are interested in treatments that reduce use of medications, 66% are concerned about the side effects of pharmaceutical choices, and over 43% are concerned about addiction. We commissioned this research, and it was conducted by a national sampling company, which electronically surveyed 600 individuals reporting ongoing sinus conditions. Only subjects who reported having an ongoing chronic sinus condition were eligible to participate in the study.

In clinical research studies pertaining to ClearUP:

•	82% of participants indicated that they prefer it to their current treatments;(1) and

•	77% of participants indicated that they would recommend ClearUP.(2)

(1)	Data from a 71-person randomized controlled study conducted by a third-party academic research center.
(2)	Data from a 30-person open label trial conducted by a third-party clinical research organization.

Additionally, we have received a CE Mark for international marketing. The CE Mark for ClearUP covers an equally broad set of conditions related to sinonasal inflammation with the symptoms pain, pressure and congestion. The CE Mark allows sales in European Union Member states and certain other countries that recognize the CE Mark for regulatory governance. We believe that ClearUP is an international opportunity.

Customers

We sell our products direct-to-consumer through our own website and major online retailers, including, Amazon and Walmart, and also sell to major U.S. online retailers such as BestBuy and FSAStore.

Sales and Marketing

Purchase Motivation

ClearUP’s main consumer benefits, as supported by our clinical studies, include the following:

•	Efficacious drug-free alternative with no significant side effects.

•	Efficacy for 74% of trial subjects within ten minutes of first treatment.

•	Efficacy for 88% of trial subjects with use over four-weeks.

•	Continued reduction of sinus pain and congestion with regular use.

•	Portable, go anywhere, use anytime solution with no recommendation to discontinue use after a specified period of time or limit the number of times per day used.

•	Average product useful life of approximately 3.5 years.

•	More environmentally friendly than synthetic chemical treatments.

Sales Channels

ClearUP is sold directly to consumers through our own website, Amazon, and Walmart. We also sell to major online retailers such as BestBuy and FSAStore.

Expansion of our ClearUP sales channels has been gradual and measured to maintain pricing integrity, cultivate consumer acceptance and establish strong channel relationships. With this foundation in place, we believe we are poised to accelerate sales through the expansion of our advertising and marketing efforts.

Current sales represent a very small percentile of the available market. We project that there is a significant growth opportunity for ClearUP with expanded advertising and product variants to reach new customers and medical professionals.

Marketing and Advertising Strategies

We utilize omnichannel marketing to raise consumer awareness of ClearUP and convert consumers to purchasers. We participate in press and media to raise general awareness of both ClearUP and the bioelectronic medicine more generally. Since our IPO in November 2021, we have seen a steady increase in direct-to-consumer sales volume as we continue to expand and optimize marketing and advertising tactics.

Core Technology

Our technology provides a natural alternative to the standard synthetic chemical methods dominated by the pharmaceutical industry. Our market research study indicates consumers are interested in non-pharmaceutical treatment alternatives. We combine proprietary algorithms, programmable stimulation parameters, and a patented monopolar delivery mechanism to modulate the nerve signals. We are researching the clinical utility of this stimulation approach for other clinical conditions. This platform has the potential to accelerate new product development by: (i) extending the existing device platform to other clinical areas, thereby reducing research and development time, and (ii) continuing to benefit from low-risk non-invasive device designations and regulatory pathways by the FDA, which typically result in shorter time to approval when compared with invasive devices or new drugs. While it is our intention to bring new products to market, medical device development is inherently uncertain and there is no guarantee that our research and development efforts will lead to approved products for other clinical indications.

Key elements of our platform include:

•	a proprietary algorithmic means of detecting areas of dense nerve innervation and blood vessels, which help guide a user to the optimal treatment locations;

•	a proprietary algorithmic means of adapting treatment currents and detection to the unique physiological attributes of the technology’s user at the time of use;

•	a proprietary algorithmic means of dynamically adjusting treatment levels to maintain both efficacy and comfort;

•

programmability of the stimulation protocols via firmware to deliver varied stimulation protocols for different physical and disease targets, providing accelerated opportunities for new product applications; and

•	a unique monopolar design that enables ultra-low currents to pass through skin and tissue while maintaining nearly imperceptible current levels.

This combination creates a platform for non-invasively influencing peripheral activity with an ultra-low current level.

Numerous inflammatory conditions are associated with trigeminal and peripheral nerve activity of the face, including:

•	chronic quality-of-life conditions such as migraines (39 million U.S.), temporomandibular joint disorder (31 million U.S.), and tinnitus (50 million U.S.);

•	severe, life-altering conditions such as trigeminal neuralgia (150,000 U.S., severe condition); and

•	acute conditions such as ear infections (50% of children) and pain and swelling from facial and sinus surgeries (600,000 functional endoscopic surgeries annually, U.S.).

Each of these applications would involve regulation of pain and inflammation-related mediators like those seen in sinus and nasal inflammation.

Competitive Landscape

Pharmaceutical Treatments

Sinus pain and congestion can be caused by allergic rhinitis (allergies), rhinosinusitis, sinus infections, cold and flu and are most often treated with over-the-counter products targeted symptomatically.

•

Sinus pain/pressure is usually managed with analgesic medications (e.g., ibuprofen/Advil, acetaminophen/Tylenol, naproxen sodium/Aleve). Analgesic medications provide short periods of relief and can be associated with side effects including stomach pain, bleeding, ulcers, constipation, diarrhea, gas, bloating, heartburn, nausea, vomiting, dizziness, headache, nervousness, and rash.

•	Congestion is treated with a variety of approaches:

○

Antihistamine medications are often a first-line therapy for allergy-related symptoms and research indicates that they are effective for treating allergy symptoms such as itchiness, but are less effective for congestion. Antihistamine medications (e.g., loratadine/Claritin) are generally well-tolerated but may have side-effects including headache, sleepiness, fatigue, dry mouth, and sore throat.

○

Oral decongestants (e.g., phenylephrine/Sudafed) used to treat congestion have been demonstrated to exert poor to moderate efficacy, and are associated with nervousness, restlessness, insomnia, dizziness, tachycardia, heart palpitations, syncope, headache, sweating, nausea or vomiting, trembling, paleness, and weakness.

○

Intranasal decongestants (e.g., oxymetazoline/Afrin) are more effective than oral decongestants. However, they have reduced effectiveness and rebound effects after three days of use and can lead to the development of a serious condition, rhinitis medicamentosa. Additionally, intranasal decongestants cause side effects including nose irritation or burning, sneezing, dizziness, increased blood pressure, tachycardia, heart palpitations, restlessness and insomnia.

○

Intranasal glucocorticoids (e.g., fluticasone propionate/Flonase) have been shown to have the most significant benefits, with some studies showing a 34% reduction in congestion severity after one week of use. Intranasal glucocorticoids have several side effects including epistaxis, dryness, stinging, burning in nose, headache, nausea, vomiting, diarrhea, dizziness, sore throat, and cough.

Examples of companies developing drugs for sinus pain and congestion include GlaxoSmithKline, Bayer, and Johnson & Johnson.

Limitations on Use of Pharmaceutical Treatments

Due to the side effect profiles of pharmaceuticals, many of the above-mentioned treatments carry warnings to discontinue use after two weeks or less according to the U.S. National Library of Medicine. Additionally, some carry warnings regarding use with certain medications or diseases such as high blood pressure.

Non-pharmaceutical Treatments

According to Mintel Group Ltd., consumers are increasingly seeking natural, non-pharmaceutical treatment options.

•

Nasal irrigation with saline, rinsing the nasal passages with saline solution, is the most common non-pharmaceutical treatment, representing approximately $706 million in sales (based on sales of both nasal irrigation products and related accessories) in the U.S. in 2020. Example products include Sinus Rinse and Navage Nasal Care. Nasal irrigation is understudied, but there is some evidence of improved quality of life and clearance of mucus. However, saline can irritate an already inflamed sinonasal tissue and nasal irrigation using tap water has been found to carry risk of parasite-driven encephalitis.

•

Bioelectronic devices. ClearUP is the first device globally to have been cleared by the FDA under a de novo classification for the intended use for temporary relief of moderate to severe congestion. The Company also received FDA clearance for the intended use in treatment of sinus pain associated with allergic rhinitis.

Examples of companies developing non-drug products for sinus pain and congestion include NeilMed, Rhinosystems Inc., and Vapore LLC.

Principal Competitors

Over the counter pharmaceuticals have historically had the greatest market share for sinus pain and congestion treatments; however, according to Mintel Group Ltd.’s 2020 report on Cough, Cold, Flu, and Allergy Remedies, and our own online survey, there is increasing interest among consumers to reduce reliance on drugs and to find non-drug solutions. For this reason, other companies selling non-pharmaceutical treatments, specifically nasal irrigation products, represent our closest competitors.

Currently, ClearUP is our only commercial product, which is approved by the FDA for the treatment of sinus pain and congestion. It is also a CE-Marked medical device for the treatment of sinus pain, pressure and congestion. ClearUP is a new product offering in the non-drug category, an emerging bioelectronic medicine segment, and currently has small market share.

Clinical Research on ClearUP

Allergic rhinitis is an inflammatory disease driven by IgE-mediated reactions to inhaled indoor or seasonal outdoor allergens. The resulting sinus and nasal inflammation may cause symptoms including sinus pain and pressure, nasal congestion, runny nose, sneezing, and nasal itching. Allergic rhinitis affects a significant number of U.S. adults, of which a vast majority experience sinus pain, pressure and congestion as a result of inflammation of the nasal and sinus mucosa.

Key Technical Features

•

Treatment Point Detection. ClearUP employs an advanced treatment point detection algorithm that dynamically personalizes to each user. Haptic vibration indicates to the user to hold the device over these points to facilitate stimulation in areas that maximize therapeutic benefit. We have innovated by integrating dynamic measurement with neuromodulation technology to create this novel therapy. (Issued patents: US10625076, US10537738; 10 patents pending)

•

Monopolar Circuit. ClearUP delivers microcurrent stimulation via a monopolar circuit in which the rounded tip of the device is the active electrode and the conductive housing of the device serves as the return electrode. The monopolar design of ClearUP is a significant improvement over typical bipolar approaches to neuromodulation engineering and facilitates deeper delivery of current and sensitive treatment point detection. (Issued patents: US10625076, US10596374; 7 patents pending)

•

Proprietary Waveform Delivery. ClearUP delivers a specific frequency, waveform shape, and amplitude of microcurrent that was empirically determined to have fast-acting therapeutic effects on users with common sinonasal symptoms like pain and congestion. Additionally, we have developed an adaptive algorithm that ensures consistent and comfortable delivery of microcurrent treatment on different parts of the face that can have varying electrical properties. (Issued patents: US10625076, US10537738; 10 patents pending)

•

Ergonomic Design and Ease of Use. ClearUP’s design ensures the product is comfortable to hold and that the hand will always be in contact with the conductive housing of the monopolar circuit. The device shape has also been refined so that the user can navigate the treatment path with ease. Additionally, the single-button control and intuitive indicators make ClearUP Sinus Relief simple to use. Greater than 95% of users report that applying ClearUP Sinus Relief treatment is easy. (Issued patents: US10596374, US10576280; 3 patents pending)

Two separate clinical trials have demonstrated the safety and efficacy of ClearUP Sinus Relief in treating sinus pain from allergic rhinitis and moderate to severe congestion.

Pivotal Study: randomized, placebo-controlled, double-blinded clinical trial

In July 2018, the Stanford University Sinus Center conducted a double-blind randomized controlled clinical trial using the ClearUP bioelectronic device. 71 subjects suffering from sinus pain and congestion used either ClearUP or a sham device. The sham device was identical to ClearUP in every way except that it used a continuous DC output instead of the pulsed AC stimulation used by ClearUP.

Each subject used the real or sham device for a single five-minute treatment. Before and ten minutes after treatment, subjects completed questionnaires to quantify their symptoms. Subjects treated with ClearUP reported a rapid and clinically meaningful reduction in sinus pain (-29.6%) and congestion (-35%) at ten minutes after treatment.

This magnitude of change was significantly greater than that observed in sham device-treated subjects.

PUBLICATION: Maul, X. A., Borchard, N. A., Hwang, P. H., & Nayak, J. V. (2019, April). Microcurrent technology for rapid relief of sinus pain: a randomized, placebo-controlled, double-blinded clinical trial. In International forum of allergy & rhinology (Vol. 9, No. 4, pp. 352-356).

Open-label Prospective Trial

The Allergy and Asthma Associates of Santa Clara Valley Research Center conducted a 30-person study on the use of ClearUP over four weeks. Subjects with sinus pain and congestion used the ClearUP device for five minutes during the study visit and then took the device home with them with instructions to use the device one to four times daily for five minutes per treatment as needed for four weeks. Subjects rated their symptoms weekly using a questionnaire. After the first five-minute treatment with ClearUP, subjects reported reduced sinus pain that remained six hours later, the longest time interval tested in the study. Additionally, subjects reported that after four weeks of use, they experienced an average of 43% reduction in sinus pain and 44% reduction in congestion. This magnitude of change was equivalent to efficacy seen in studies of fluticasone propionate after two-weeks of use.

PUBLICATION: Goldsobel, A. B., Prabhakar, N., & Gurfein, B. T. (2019). Prospective trial examining safety and efficacy of microcurrent stimulation for the treatment of sinus pain and congestion. Bioelectronic medicine, 5(1), 1-9.

Safety

In the clinical studies and post-market surveillance, there have been no reports of any significant side effects and very few reports of minor side effects. Minor side effects have included reddening of skin (0.02%), eyelid twitch (0.01%), and headache (0.01%), all of which resolved without intervention.

New Product Introductions

We are currently preparing improvements and extensions to our ClearUP product line. Covered by the same patents, our new product offerings under the ClearUP design architecture are expected to decrease the cost of products by decreasing manufacturing, fulfillment and shipping costs.

Based on our analysis of regulatory guidance issued by the FDA and approval by our designated EU Notified Body (an organization designated by an EU member state to assess the conformity of certain products prior to their release in the EU market), we expect the expansion of our ClearUP product offerings to be covered by the same regulatory clearances as ClearUP.

Research Initiatives: Product Candidates

We combine proprietary algorithms, programmable stimulation parameters, and a patented monopolar delivery mechanism to modulate the nerve signals that control inflammation-driven symptoms like pain and congestion. This design has proven effective in treating sinus and nasal inflammatory conditions and we are researching the clinical utility of this stimulation approach for other clinical conditions. This platform has the potential to accelerate new product development by: (i) extending the existing device platform to other clinical areas, thereby reducing research and development time, and (ii) continuing to benefit from low-risk non-invasive device designations and regulatory pathways by the FDA, which typically result in shorter time to approval when compared with invasive devices or new drugs.

Numerous inflammatory conditions are associated with peripheral nerve activity of the face, including:

•	chronic quality-of-life conditions such as migraines (39 million U.S.), temporomandibular joint disorder (31 million U.S.), and tinnitus (50 million U.S.);

•	severe, life-altering conditions such as trigeminal neuralgia (150,000 U.S., severe condition); and

•	acute conditions such as ear infections (50% of children) and pain and swelling from facial and sinus surgeries (600,000 functional endoscopic surgeries annually, U.S.).

Each of these applications would involve regulation of pain and inflammation-related mediators like those seen in sinus and nasal inflammation. Firmware programming of ClearUP allows various stimulation protocols to be used for different disease and neural targets, providing accelerated opportunities for new product candidates at varying price points.

Activities are ongoing for two product candidates: (i) npdPP, an at home-use device for treating postoperative pain after sinus surgery, and (ii) npdMI, an at home-use device for treating migraine headaches. These product candidates are still in early stages of research and development and will require additional studies and regulatory clearances prior to bringing them to market.

npdPP: We completed a ten-person pilot study with the U.S. Institute for Advanced Sinus Care and Research (Cleveland, OH) to evaluate a new device for the treatment of postoperative pain after functional endoscopic sinus surgery (“FESS”). The pilot study was conducted to establish clinical feasibility and we subsequently began a double-blind randomized controlled trial with the Icahn School of Medicine at Mt. Sinai to further test this application. Enrollment in this study began in the first quarter of 2022.

npdMI: We are in the process of investigating the area of migraine headaches, which impacts approximately 1 billion people worldwide and 39 million people in the U.S. As part of our research and development activities for migraine, we have been in communication with the FDA to determine the next steps and an appropriate regulatory pathway for expanding our indications. We have completed a market and technology assessment of a potential migraine indication and are developing a clinical protocol related thereto.

We believe our commitment to non-invasive bioelectronic medicine simplifies clinical trial approaches, improves the safety profile important in regulatory matters, and lowers barriers to adoption once in the market. These factors could afford us a unique opportunity for a rapid pace of innovation relative to other medical product companies. While it is our intention to bring new products to market, medical device development is inherently uncertain and there is no guarantee that our research and development efforts will lead to approved products for other clinical indications.

Manufacturing

The ClearUP device uses conventional, off-the-shelf electronic components. Our products require no specialty manufacturing capabilities.

Certain of our electronic components are sourced primarily from China. To increase predictability in sourcing and pricing of electronic components used in our products, we maintain an agreement with Future Electronics, Inc., one of the largest global electronic components distributors. The contract has an initial term of 12 months that automatically renews for additional 12-month periods, subject to annual review, and provides for extended payment terms. Future Electronics may terminate the agreement upon 30 days prior written notice if it determines, in its sole discretion, that we are not meeting our minimum purchase requirement or we are otherwise not performing our obligations under the agreement.

Packaging production is divided between North America and China. The plastic enclosure components and sub-assemblies are produced in China. Materials for both packaging and plastics are commonly available and can be sourced from multiple vendors. Lead times may vary due to COVID-related shortages, customs and port management issues.

We have encountered disruptions in our supply of various materials and components, and electronic components in particular, due to well-documented shortages and constraints in the global supply chain. We are continuously evaluating alternative and secondary source suppliers in order to ensure that we are able to source sufficient components and materials to manufacture our products. In the event that we are unable to source sufficient components and materials from our current suppliers, or to develop relationships with additional suppliers, to manufacture enough of our products to satisfy demand, we may have to cease or slow down production and our business operations and financial condition may be materially harmed.

Electronic components are assembled onto printed circuit boards in North America. ClearUP is assembled, tested, and warehoused at, and distributed from the San Francisco Bay Area.

We continue investing in development of the expansion of our ClearUP product line, which is expected to lower product, fulfillment and shipping costs and increase flexibility for line extensions. In order to allow the Company to capitalize on cost-saving opportunities while managing global supply chain risks, elements of the expansion of the ClearUP product line program have and will continue to be introduced on a rolling basis in stages.

Intellectual Property / Barriers to Entry

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates and other discoveries, inventions, trade secrets and know-how that are critical to our business operations. Our success also depends in part on our ability to operate without infringing the proprietary rights of others, and in part, on our ability to prevent others from infringing our proprietary rights. A comprehensive discussion on risks relating to intellectual property is provided under the section of this prospectus titled “Risk Factors—Risks Related to Our Intellectual Property.”

We rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our patent strategy is to pursue broad protection for key technologies, supplemented by additional patent filings covering conceptual methods, specific aspects of current and proposed products, and forward-looking applications and technological developments. We also engage in strategic analysis of our owned patent assets, and pursue additional patent claims from our existing portfolio that may provide us with market advantages. We do not rely heavily on trade secret protection, but do maintain a certain amount of in-house know-how that is not disclosed publicly.

Our intellectual property portfolio currently consists of:

•	5 issued U.S. patents.

•	18 patents pending in the U.S. and abroad.

•	7 trademarks granted in the U.S. and China.

•	2 trademark applications have been filed in the U.S.

Our intellectual property portfolio includes a large number of disclosures that cover enhanced cost and manufacturability, performance, ergonomics, comfort, ease of use, system expansion, and treatments performed. Identity is protected by way of trademarks. Various aspects of design and function that cannot be readily reverse engineered are held as trade secrets.

In most jurisdictions in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of U.S. patents may be extended for delays incurred due to compliance with FDA requirements or by delays encountered during prosecution that are caused by the United States Patent and Trademark Office (“USPTO”). We intend to seek patent term extensions in any jurisdiction where these are available and where we also have a patent that may be eligible; however, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

Other Barriers to Entry

We have published high-quality clinical research in high-impact peer reviewed journals, establishing Tivic Health as an evidence-based company. Our first-to-market position has secured a high volume and proportion of positive reviews on our websites and other ecommerce channels. We believe that each of these assets, in addition to our intellectual property and regulatory clearances, will create barriers to entry for competitors.

Government Regulation

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), as well as FDA regulations and other federal and state statutes and regulations, govern medical device design and development, preclinical and clinical testing, device safety, premarket clearance, grant, and approval, establishment registration and device listing, manufacturing, labeling, storage, record-keeping, advertising and promotion, sales and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting of adverse events.

The FDA classifies medical devices into three classes (Class I, II or III) based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices. Class II devices are subject to the FDA’s general controls and any other special controls the FDA deems necessary to ensure the safety and effectiveness of the device. Class III devices are those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

De Novo classification is a risk-based classification process. The De Novo process provides a pathway to classify novel medical devices for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use, but for which there is no legally marketed predicate device. De Novo classified devices fall either into Class I or Class II and may be marketed and used as predicates for future premarket notification 510(k) submissions.

The FDA classifies our peripheral nerve stimulation platform as a Transcutaneous Electrical Nerve Stimulator (“TENS”) regulated as a Class II medical device.

ClearUP sinus relief was cleared under 510(k) number K182025 based on clinical data supporting its safety and efficacy for the temporary relief of sinus pain associated with allergic rhinitis. We were subsequently granted the rights to market ClearUP for the temporary relief of moderate to severe congestion under De Novo number DEN200006.

Labeling

All medical devices commercially distributed in the U.S. must comply with specific FDA labeling requirements. These requirements address the labeling (e.g., device label, Instruction for Use, package label, etc.) that must be affixed to the device or packaging and, in the case of devices used by the consumer, provided to all users of the device. Our ClearUP labeling has been reviewed by the FDA as part of our regulatory clearances and our quality management system provides for control of documents to prevent changes that might invalidate FDA’s review.

Quality System Regulation

The devices that we commercially distribute in the U.S. are subject to pervasive and continuing regulation by the FDA and certain state agencies. This includes product listing and establishment registration requirements, which facilitate FDA inspections and other regulatory actions. We adhere to applicable current good manufacturing practice, or cGMP, requirements, as set forth in the 21 CFR 820 QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process. We are also required to verify that our suppliers maintain facilities, procedures and operations that comply with applicable quality and regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of contractors. FDA regulations also require investigation and correction of any deviations from the QSR and impose reporting and documentation requirements upon us and our third-party manufacturers.

Post-market surveillance

We must also comply with post-market surveillance regulations, including medical device reporting (“MDR”), requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, and any incident in which our device has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. We must also comply with medical device correction and removal reporting regulations, which require manufacturers to report to the FDA corrections and removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FD&C Act that may present a risk to health. Although we may undertake recall actions voluntarily, we must submit detailed information on any recall action to the FDA, and the FDA can order a medical device recall in certain circumstances.

In addition to post-market quality and safety actions, labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the FTC. Medical devices approved, cleared, or granted by the FDA may not be promoted for outside their respective Indication for Use, otherwise known as “off-label” promotion.

Other healthcare laws and regulations

The healthcare industry is also subject to federal and state fraud and abuse laws, including anti-kickback, self-referral, false claims and physician payment transparency laws, as well as patient data privacy and security and consumer protection and unfair competition laws and regulations. Our operations are also subject to certain state and local laws, including manufacturing license, sales and marketing practices, interactions with consumers, consumer incentive and other promotional programs, and state corporate practice and fee-splitting prohibitions.

Currently, ClearUP is not reimbursed by any government or private healthcare program, limiting our exposure under certain laws such as the Sunshine Act.

CE Mark – European Union and other jurisdictions that recognize the CE Mark

In 2020 we secured the CE Mark CE 704687 allowing sales and marketing of ClearUP in the European Union, United Kingdom and in any country that recognizes CE Mark certificate for relief of sinus pain, pressure and congestion, without regard to the cause of pain, pressure and congestion. Sales in such jurisdictions will expose our operations to additional regulations.

To the extent that any of our products are sold in a foreign country, we may become subject to foreign laws, which may include, for example, applicable post-marketing requirements, including post-market clinical follow up, safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals. We must operate our business within the requirements of these laws.

Coverage and reimbursement

Our current product is purchased on a cash-pay basis and is not covered by government healthcare programs and other third-party payors. However, we monitor federal and state legislations and regulatory changes that could affect our results of operations.

Privacy and security

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health care providers, health plans and health care clearinghouses), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity.

Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain states and non-U.S. laws, such as the GDPR govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information.

Environmental Matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, use of manufacturing components containing substances below established threshold, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information that we are in material compliance with environmental laws and regulations applicable to us and rely heavily on our outsourced design and manufacturing partners to assist in maintaining compliance.

Facilities

Our principal executive office is located at 25821 Industrial Blvd., Suite 100, Hayward, California 94545. On November 17, 2021, we entered into a sublease agreement for approximately 9,091 square feet of office and warehouse space. The term of the sublease will expire on October 31, 2025. Monthly rent for the premises is $12,273 per month, plus the Company’s pro rata share of operating, which are currently approximately $4,500 per month.

Human Capital Resources

As of December 31, 2022, we had sixteen full-time employees and four contractors. None of our employees are represented by a labor union, and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Corporate Information

The Company was incorporated in California in September 2016 and reincorporated as a Delaware corporation in June 2021. Our principal executive offices are located at 25821 Industrial Blvd., Suite 100, Hayward, California 94545. Our telephone number is (888) 276-6888. Our website address is www.tivichealth.com. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

You should read the following discussion and analysis of our financial condition and results of operations together with “Summary Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section of this prospectus entitled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a bioelectronic medicine company developing and commercializing non-invasive, drug-free treatments for various diseases and conditions. Bioelectronic medicine, also referred to as electroceuticals or neuromodulation, is the treatment of disease and conditions by preferentially activating electrical functions of the body to modify central or peripheral nerve activity. ClearUP is our first commercial product, and is FDA- approved for the treatment of sinus pain and congestion. It is also a CE-Marked medical device for the treatment of sinus pain, pressure and congestion. ClearUP is currently sold in the U.S. directly to consumers on various e-commerce platforms and through reseller channels.

Business Developments

Bioelectronic medicine is an emerging, multiple billion-dollar market. Since our formation in September 2016, we have devoted substantially all of our efforts to the development of our proprietary technology platform to provide noninvasive, drug free treatments and treatment candidates for various diseases and conditions. In 2019, we launched ClearUP in the U.S. market. ClearUP is approved by the FDA for sale in the U.S. for the two FDA-approved indications noted above and has a CE Mark, which covers a third indication (sinus pressure) and gives us commercial access to European Union Member states and certain other countries. We currently sell directly to consumers through our own website, Amazon, and Walmart. We also sell through major and specialty online retailers, such as BestBuy and FSAStore.

Recent Developments

IPO

In November 2021, we completed our IPO of 3,450,000 shares of common stock, at a public offering price of $5.00 per share, including the exercise in full by the underwriters of their option to purchase 450,000 additional shares of common stock, for aggregate gross proceeds of $17.3 million and our shares started trading on The Nasdaq Capital Market under the ticker symbol “TIVC.” We received approximately $14.9 million in net proceeds after deducting underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the closing of the IPO, all of our outstanding shares of convertible preferred stock at the time of the IPO automatically converted into an aggregate of 2,227,116 shares of common stock and outstanding convertible notes payable borrowings of $4.4 million outstanding at the time of the IPO converted into an aggregate of 1,204,160 shares of common stock.

We recognize that we will need to raise additional capital to continue operating our business and fund our planned operations, including research and development, clinical trials and, if regulatory approval is obtained, commercialization of future product candidates. We may seek additional funds through equity or debt offerings and/or borrowings under notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms, or at all, when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial conditions, or results of operations.

Mutual Termination of Proposed Reliefband Acquisition

On October 7, 2022, we entered into the Purchase Agreement, by Buyer, a Delaware limited liability company and wholly-owned subsidiary of the Company, Reliefband, Reliefband’s Beneficial Owners, and Shareholder Representative Services LLC, a Colorado limited liability company as representative of Reliefband and its Beneficial Owners. Pursuant to the Purchase Agreement, Buyer agreed to purchase substantially all of the assets, and certain specified liabilities, of Reliefband that are used in connection with the development, manufacture, distribution, and sale of Reliefband’s electronic nerve stimulation devices for an aggregate cash purchase price of $33.5 million, subject to working capital adjustments as defined in the Purchase Agreement, less Reliefband transaction expenses and any indebtedness of Reliefband at closing.

On December 7, 2022, the parties to the Purchase Agreement entered into the Termination Agreement, pursuant to which the parties mutually agreed to terminate the Purchase Agreement immediately and abandon the proposed Reliefband Acquisition. As a result of the Termination Agreement, the Purchase Agreement is of no further force or effect.

Microart Agreement

On October 21, 2022, we entered into the Manufacturing Agreement, with Microart. Pursuant to the Microart Agreement, Microart will manufacture, on a non-exclusive basis, certain components and sub-assemblies of our current and future products. During the term of the Microart Agreement, we shall order Products from Microart by issuing purchase orders, and Microart shall manufacture and supply Products to us in the quantities specified in the applicable purchase orders and in accordance with our specifications. Subject to certain exceptions, Microart will charge us a fixed price for every Product purchased, which fixed price may only be changed by Microart once per each cumulative twelve-month period, and in each case, any increase shall not exceed an amount specified in the Microart Agreement.

The Microart Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the Microart Agreement. The Microart Agreement may be terminated as follows: (i) at any time upon mutual agreement of the parties; (ii) by either party at the end of the initial three year term or any subsequent annual renewal term upon written notice received by the other party not less than 60 calendar days prior to the expiration of the relevant term; (iii) by either party upon 30 calendar days written notice to the other party following a material breach of the agreement if the breaching party fails to cure such breach in a reasonable period of time; or (iv) by either party upon the other party seeking an order for relief under bankruptcy laws, a composition with or assignment for the benefit of creditors, or the dissolution or liquidation.

We expect that this new relationship with Microart will significantly reduce the cost of manufacturing our ClearUP product, and potentially our future products as well.

ALOM Agreement

On November 25, 2022, we entered into a Fulfillment Services Agreement (the “ALOM Agreement”), with ALOM Technologies Corporation (“ALOM”). Pursuant to the ALOM Agreement, commencing on November 28, 2022 (the “Effective Date”), ALOM will provide, on a non-exclusive basis, certain assembly, procurement, storage, returns, and fulfillment services to our end customers and retailers within the United States. During the term of the ALOM Agreement, ALOM shall provide the services in accordance with purchase orders issued by us from time to time. The consideration payable by us to ALOM for services rendered under the ALOM Agreement will be calculated and invoiced based on fixed hourly rates and fixed unit pricing, as applicable, subject to certain exceptions; provided that, commencing April 1, 2023, we will be subject to certain minimum periodic purchase requirements.

The ALOM Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the agreement. The ALOM Agreement may be terminated as follows: (i) for cause upon sixty calendar days’ written notice describing with particularity the conduct constituting such breach, if such breach is not cured to the reasonable satisfaction of the aggrieved party within such 60-day period; (ii) for failure to pay any invoices when due, if full payment is not made within twenty calendar days after delivery of a written notice; or (iii) for convenience, upon sixty calendar days’ written notice.

Expanding our product offerings

As of November 14, 2022, the day that we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, we intended to increase our product offerings through the Reliefband Acquisition. As discussed elsewhere in this prospectus, on December 7, 2022, we entered into a Termination Agreement with the parties to the Purchase Agreement, pursuant to which we mutually terminated the Purchase Agreement and abandoned the proposed Reliefband Acquisition. As a result, we no longer currently expect to expand our product offerings through the acquisition of the Reliefband assets.

We are currently re-evaluating our plans and strategies with respect to the expansion of our product offerings in the future.

Further reduction to our product costs

On October 21, 2022, we entered into the Microart Agreement with Microart, pursuant to which Microart will manufacture, on a non-exclusive basis, certain components and sub-assemblies of our current and future products. During the term of the Microart Agreement, we shall order products from Microart by issuing purchase orders, and Microart shall manufacture and supply products to us in the quantities specified in the applicable purchase orders and in accordance with our specifications. Subject to certain exceptions, Microart will charge us a fixed price for every product purchased, which fixed price may only be changed by Microart once per each cumulative twelve-month period, and in each case, any increase shall not exceed an amount specified in the Microart Agreement.

In addition, on November 25, 2022, we entered into the ALOM Agreement, pursuant to which ALOM will provide, on a non-exclusive basis, certain assembly, procurement, storage, returns, and fulfillment services to our end customers and retailers within the United States. During the term of the ALOM Agreement, ALOM shall provide the services in accordance with purchase orders issued by us from time to time. The consideration payable by us to ALOM for services rendered under the ALOM Agreement will be calculated and invoiced based on fixed hourly rates and fixed unit pricing, as applicable, subject to certain exceptions; provided that, commencing April 1, 2023, we will be subject to certain minimum periodic purchase requirements

We expect that these new arrangements with Microart and ALOM will significantly reduce the cost of manufacturing and fulfillment our ClearUP product, and potentially our future products as well.

Other operational updates

In 2022, we also invested in our marketing, product design and e-commerce distribution infrastructure as follows:

•	We broadened our advertising mix and increased marketing spend to drive sales growth.

•	We optimized our sales channel strategy to increase our profit margin, and terminated less profitable channels.

•	We made infrastructure-level improvements to our website and ecommerce functions, including to enhance mobile access to, and use of, our website and adding payment options.

•	We were featured in ABC News Report: “New Bioelectronic Technologies Could Signal the Future of Medicine” in January 2022.

•	ClearUP was named best sinus pain relief solution of 2021 by Global Health & Pharma Magazine in February 2022.

•	Our CEO spoke at high-profile events evangelizing bioelectronic medicine as a first-line therapeutic option for chronic disease, including Fortune Brainstorm Health and Neurotech Leaders’ Forum.

•	We successfully launched the rebranding of our website and related marketing materials and increased ClearUP sales price from $149.00 to $169.99.

In 2022, we also invested in our product innovation and development programs as follows:

•

We advanced the collaboration with Mount Sinai School of Medicine Division of Rhinology and Skull Base Surgery on a sham-controlled clinical trial to evaluate a new bioelectronic approach to treating postoperative pain after sinus surgery. This 60-person randomized sham-controlled clinical trial is currently on-going.

•	We initiated development work related to a potential product candidate in migraine as follows:

○	Completed market studies to identify needs in the treatment of migraine

○	Identified multiple internal and external assets for device development

○	Identified clinical partner: Allergy & Asthma Associates of Santa Clara Valley Research Center

○	Developed a clinical trial protocol

•

We furthered our regulatory compliance through a formal re-certification audit by an external third party, BSI, and were found to be fully conforming to the ISO 13485 certification requirements leading to an extension of our certification.

•	We broadened our IP portfolio receiving one new issuance, bringing issued claims to 96. We also filed 4 additional Patent Cooperation Treaty (“PCT”) applications covering new indications.

In 2022, we also strengthened our management team with key new hires, and we now have a core team of 16 individuals. We have intentionally maintained a small core team at this stage of the Company. We have relied, and continue to rely, heavily on third-party service providers, including marketing agencies, clinical research organizations and academic research partnerships, finance and accounting support, legal support, and contract manufacturing organizations to carry out our operations. In connection with our IPO in November last year, we upgraded various aspects of the Company to align with public company standards.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2022 and 2021 (in thousands)

The following table summarizes our results of operations (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	Change	2022	2021	Change
	(unaudited)
Revenue	$477	$277	$200	$1,432	$868	$564
Cost of sales	414	303	111	1,176	904	272

Gross profit (loss)	63	(26)	89	256	(36)	292
Operating expenses:
Research and development	399	175	224	1,295	565	730
Sales and marketing	487	450	37	2,291	1,095	1,196
General and administrative	1,761	578	1,183	4,512	1,645	2,867

Total operating expenses	2,647	1,203	1,444	8,098	3,305	4,793

Loss from operations	(2,584)	(1,229)	(1,355)	(7,842)	(3,341)	(4,501)
Other income (expense):
Interest income (expense)	1	(1,171)	1,172	1	(1,668)	1,669
Change in fair value of derivative liabilities	—	80	(80)	—	81	(81)
Other income (expense)	(1)	—	(1)	(1)	158	(159)

Total other income (expense)	—	(1,091)	1,091	—	(1,429)	1,429

Net loss	$(2,584)	$(2,320)	$(264)	$(7,842)	$(4,770)	$(3,072)

Revenue

Revenue is generated by the sale of our ClearUP and ancillary products, including accessories and accelerated shipping charges, and is net of return reserves. We currently sell directly to consumers through our own website, Amazon and Walmart. We also sell to major and specialty online retailers, such as BestBuy and FSAStore. Noninvasive bioelectronic medicine is an emerging market space that provides consumers with non-drug treatments for various diseases and ClearUP is the first FDA-approved bioelectronic treatment for sinus pain and congestion. We expect our sales to continue to grow as we further our market penetration efforts and implement moderate price increases.

For the three months ended September 30, 2022, revenue increased by $200 thousand, or 72%, compared to the same period in 2021, primarily due to a 37% increase in unit sales. Unit sales in our direct-to-consumer channels increased 130%, while unit sales in our retail channels decreased by 31% due to the termination of less profitable reseller channels. Average sales price in our direct-to-consumer and reseller channels increased by 6% and 33%, respectively.

For the nine months ended September 30, 2022, revenue increased by $564 thousand, or 65%, compared to the same period in 2021, primarily due to a 37% increase in unit sales, with the majority from our direct-to-consumer channels. Unit sales in our direct-to-consumer channels increased by 146%, while unit sales in our retail channels decreased by 45% due to the termination of less profitable reseller channels. Average sales price in our direct-to-consumer and reseller channels increased by 2% and 23%, respectively.

Cost of Sales

Cost of sales consists primarily of the materials and services to manufacture our products, the internal personnel costs to oversee manufacturing and supply chain functions, and the shipment of goods to customers. A significant portion of our cost of sales is currently in fixed and semi-fixed expenses associated with the management of manufacturing and supply chain. Cost of sales is expected to increase on an absolute basis as sales volume increases. Cost of sales is expected to decrease as a proportion of revenue with (i) the optimization of our supply chain and (ii) the allocation of fixed and semi-fixed expenses over increasing unit sales volume over time.

For the three months ended September 30, 2022, cost of sales increased by $111 thousand, or 37%, compared to the same period in 2021, primarily driven by higher sales volume in 2022. Variable cost was $373 thousand, or $95.04 per unit, for the three months ended September 30, 2022, compared to $236 thousand, or $82.34 per unit, for the same period in 2021. The increase in the variable cost was primarily driven by a temporary price increase in several electronic components due to the well-documented global supply chain shortages, the purchase price variance for the quarter was approximately $26.02 per unit. Fixed cost was $41 thousand, or $10.48 per unit, for the three months ended September 30, 2022, compared to $67 thousand, or $23.40 per unit, for the same period in 2021. The decrease in the fixed cost was primarily due to higher sales volume absorbing the fixed costs.

For the nine months ended September 30, 2022, cost of sales increased by $272 thousand, or 30%, compared to the same period in 2021, primarily driven by higher sales volume in 2022. Variable cost was $1.0 million, or $85.49 per unit, for the nine months ended September 30, 2022, compared to $698 thousand, or $78.35 per unit, for the same period in 2021. The increase in the variable cost was primarily due to a temporary price increase in several electronic components during the third quarter due to the well-documented global supply chain shortages. Fixed cost was $134 thousand, or $11.01 per unit, for the nine months ended September 30, 2022, compared to $206 thousand, or $23.16 per unit, for the same period in 2021. The decrease in the fixed cost was primarily due to higher sales volume absorbing the fixed overhead costs.

Gross Margin

Gross margin has been and will continue to be affected by, and is likely to fluctuate on a quarterly basis due to, a variety of factors, including sales volumes, product and channel mix, pricing strategies, costs of finished goods, and product return rates, new product launches and potential new manufacturing partners and suppliers. We expect our gross margin to increase with future price increases, optimization of our product design and supply-chain, and increasing sales volume over which fixed and semi-fixed costs are allocated.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred to conduct research, including the discovery, development and validation of product candidates. Research and development expenses include personnel costs, including stock-based compensation expense, third-party contractor services, including development and testing of prototype devices, and maintenance of limited in-house research facilities. We expense research and development costs as they are incurred. We expect research and development expenses to increase with the discovery and validation of new product candidates.

For the three months ended September 30, 2022, research and development expenses increased by $224 thousand compared to the same period in 2021.

For the nine months ended September 30, 2022, research and development expenses increased by $730 thousand compared to the same period in 2021.

The year-over-year increases for the three- and nine-months ended September 30, 2022 were primarily due to increased headcount and costs related to additional investments in product candidate research and design. The emphasis of research and development activities in 2022 has been primarily related to product research and design in the migraine therapeutic area, initiation of a double-blind randomized controlled trial for post-operative pain relief following sinus surgery, and enhancement of our intellectual property protection. Activities in 2021 were primarily focused on seeking FDA approval for a second indication for our ClearUP product line.

Sales and Marketing Expenses

Sales and marketing expenses include personnel costs and expenses for advertising and other marketing services. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation expense. We expect sales and marketing expenses to increase as we continue to expand our markets and distribution channels.

For the three months ended September 30, 2022, sales and marketing expenses increased by $37 thousand compared to the same period in 2021.

For the nine months ended September 30, 2022, sales and marketing expenses increased by $1.2 million compared to the same period in 2021.

The increases for both the three- and nine-months ended September 30, 2022 were due primarily to the expansion of our sales and marketing efforts, including (i) expanding advertising platforms; (ii) growing our social media presence; (iii) upgrading and optimizing ecommerce infrastructure, online/website design; and (iv) other marketing initiatives.

General and Administrative Expenses

General and administrative expenses include D&O insurance, personnel costs, expenses for outside professional services and other expenses. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation expense. Outside professional services consist of legal, finance, accounting and audit services, and other consulting fees. We expect general and administrative expenses to increase as we optimize our operational infrastructure mix versus using outside consultants in the next year or two, but expect the expense to decrease as a proportion of revenue as revenue scales against fixed and semi-fixed administrative expenses over time.

For the three months ended September 30, 2022, general and administrative expenses increased by $1.2 million compared to the same period in 2021, and was primarily attributable to $373 thousand of increased legal fees associated with the acquisition of Reliefband, $236 thousand in other consulting fees which included $82 thousand of fees associated with the acquisition of Reliefband, $218 thousand of increased personnel costs associated with increased headcount, $201 thousand of increased D&O insurance costs, $96 thousand of increased facilities and related costs associated with the relocation of the Company’s headquarters and $67 thousand of other fees and professional services that are required for public company standards.

For the nine months ended September 30, 2022, general and administrative expenses increased by $2.9 million compared to the same period in 2021, and was primarily attributable to $813 thousand of increased personnel costs associated with increased headcount, $469 thousand of increased legal fees which included $431 thousand of fees associated with the acquisition of Reliefband, $255 thousand in other consulting fees which included $82 thousand of fees associated with the acquisition of Reliefband, $609 thousand of increased D&O insurance costs, $363 thousand of increased facilities and related costs associated with the relocation of the Company’s headquarters and $349 thousand of other increased fees and professional services that are required for public company standards.

Other Income/Expense, Net

Other expense, net in 2021 consisted primarily of amortization of debt discount included in interest of $1.6 million, offset by $157 thousand of debt forgiveness associated with PPP loans. There were no similar expenses in the three and nine months ended September 30, 2022.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations (in thousands):

	Year Ended December 31,
Statement of operations data:	2021	2020	Change
Revenue	$1,166	$860	$306
Cost of sales	1,295	1,085	210

Gross loss	(129)	(225)	(96)
Operating expenses:
Research and development	878	659	219
Sales and marketing	1,696	1,306	390
General and administrative	2,929	1,014	1,915

Total operating expenses	5,503	2,979	2,524

Loss from operations	(5,632)	(3,204)	(2,428)
Other income (expense):
Interest expense	(1,823)	(423)	(1,400)
Change in fair value of derivative liabilities	436	(27)	463
Loss on extinguishment of debt	(1,636)	—	(1,636)
Other income	162	15	147

Total other income (expense)	(2,861)	(435)	(2,426)

Loss before provision for income taxes	(8,493)	(3,639)	(4,854)
Provision for income taxes	1	—	1

Net loss and comprehensive loss	$(8,494)	$(3,639)	$(4,855)

Revenue

Revenue increased $306 thousand, or 36%, from $860 thousand for the year ended December 31, 2020 to $1,166,000 for the year ended December 31, 2021, primarily attributable to increased unit sales of 21% from approximately 10,400 units for the year ended December 31, 2020 to approximately 12,600 units for the year ended December 31, 2021 and increases in net product average order value for the year ended December 31, 2021 as compared to December 31, 2020 as described in more detail below. Ancillary revenues were less than 1% of total revenue for both of the years ended December 31, 2020 and 2021.

	Year Ended December 31,
Statement of operations data (in thousands):	2021	2020	Change
Product Revenue
Direct-to-consumer	$691	$551	$140

Retail	592	415	177

Return and Warranty Reserves	(117)	(106)	(11)

Total Revenue	$1,166	860	$306

Direct-to-consumer product revenue increased $140 thousand, or 25%, from $551 thousand for the year ended December 31, 2020 to $691 thousand for the year ended December 31, 2021, which increase is primarily attributable to increased unit sales of 17% from approximately 4,800 units for the year ended December 31, 2020 to approximately 5,600 units for the year ended December 31, 2021. Net product average order value increased to $123.39 for the year ended December 31, 2021 from $114.79 for the year ended December 31, 2020 primarily due to a reduction in consumer pricing incentives during the year ended December 31, 2021 from the year ended December 31, 2020.

Retail channel product revenue increased $177 thousand, or 44%, from $415 thousand for the year ended December 31, 2020 to $592 thousand for the year ended December 31, 2021, which increase is primarily attributable to increased unit sales of 25% from approximately 5,600 units for the year ended December 31, 2020 to approximately 7,000 units for the year ended December 31, 2021. Average product order value increased to $84.57 for the year ended December 31, 2021, from $74.11 for the year ended December 31, 2020 primarily due to our focus on selling product through higher margin retail channel customers for the year ended December 31, 2021 from the year ended December 31, 2020.

Return and warranty reserves as a percentage of product revenue was approximately 11.1% for the year ended December 31, 2020, as compared to 8.5% for the year ended December 31, 2021. We lowered the return and warranty reserve due to lower return rates which we believe were a result of our efforts to provide more effective online and print media on how to use our products.

Cost of Sales

Cost of sales for the year ended December 31, 2021 was $1.3 million compared to $1.1 million for the year ended December 31, 2020, an increase of $210 thousand or 19%. The period over period increase was primarily attributable to increased unit sales of 21% from approximately 10,400 units for the year ended December 31, 2020 to approximately 12,600 units for the year ended December 31, 2021.

Variable cost of goods sold includes product costs, fulfillment, shipping and other variances and adjustments. Variable cost of goods sold was $1.0 million or $82.46 per unit given 12,600 units for the year ended December 31, 2021 as compared to $737 thousand or $70.87 per unit given 10,400 units for the year ended December 31, 2020. The increase in variable cost of goods sold was due to increased costs related to global supply chain issues. Fulfillment and shipping costs are significantly lower for retail channel bulk orders.

Fixed cost of goods sold includes allocation of fixed and semi-fixed expenses, including, non-cash Company personnel allocation and monthly minimum management, storage and processing fees from our third-party logistics provider. Fixed cost of goods sold decreased to $256 thousand for the year ended December 31, 2021 as compared to $348 thousand for the year ended December 31, 2020 primarily due to lower non-cash Company personnel allocation as the Company refined its production management processes. Non-cash Company personnel allocation for the fourth quarter of 2021 was $23 thousand.

Revenue less variable cost of goods sold for the year ended December 31, 2021 was $166 thousand compared to $123 thousand for the year ended December 31, 2020. Gross loss for the year ended December 31, 2021 was $129 thousand compared to $225 thousand for the year ended December 31, 2020.

Our gross margin has been and will continue to be affected by and likely fluctuate on a quarterly basis due to a variety of factors, including sales volumes, product and channel mix, pricing strategies, costs of finished goods, and product return rates, new product launches and potential new manufacturing partners and suppliers. We expect our gross margin to increase with the launch of ClearUP Gen 2 and increasing sales volume over which fixed and semi-fixed costs are allocated.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by $219 thousand from $659 thousand for the year ended December 31, 2020 compared to $878 thousand for the year ended December 31, 2021. The emphasis of activity in 2020 was primarily related to completion of a four-week at home clinical study supporting the application for a CE Mark for ClearUP. Activity in 2021 was primarily focused on developing ClearUP Gen 2, and preparation for seeking FDA approval for a second indication for the ClearUP product line.

Sales and Marketing Expenses

Sales and marketing expenses increased to $1.7 million for the year ended December 31, 2021, compared to $1.3 million for the year ended December 31, 2020. The increase of $390 thousand primarily related to $300 thousand of increased fourth quarter spending in anticipation of and use of proceeds of our November 2021 IPO to expand our sales and marketing efforts, including (i) expanding advertising; (ii) growing our social media presence; (iii) upgrading and optimizing ecommerce infrastructure, online/website design; and (iv) other initiatives marketing initiatives.

General and Administrative Expenses

General and administrative expenses increased by $1.9 million to $2.9 million for the year ended December 31, 2021, compared to $1.0 million for the year ended December 31, 2020, primarily due to increase salaries, consulting fees, audit fees and other professional services to upgrade the accounting and finance function and to obtain an audit.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2021 is primarily due to the loss on extinguishment of debt upon conversion of the convertible notes payable to common stock of $1.6 million, amortization of debt discount of $1.7 million and interest expense of $76 thousand offset by the income from the forgiveness of the PPP loan and the change in the fair value of the conversion feature derivative liabilities. Other income (expense), net for the year ended December 31, 2020 is primarily due to the amortization of debt discount of $411 thousand.

Liquidity and Capital Resources

Sources of Liquidity

From our inception through September 30, 2022, we have generated $4.0 million in revenue from product sales and have incurred operating losses and negative cash flows from our operations. As of September 30, 2022, we had cash and cash equivalents of $6.3 million, working capital of $5.6 million and an accumulated deficit of $27.4 million. We have financed our operations to date primarily through issuances of SAFE instruments, convertible notes and convertible preferred stock and the proceeds from the IPO in November 2021. In 2019, we sold an aggregate of 2,787,854 shares of our convertible preferred stock to accredited investors, generating net proceeds of $3.8 million and borrowings from convertible notes payables issued to investors in the amount of $1.7 million. In 2020, we borrowed $1.6 million by issuing convertible notes and issued notes payable to borrow $195 thousand. In November 2021, we completed our IPO, generating net proceeds to the Company of approximately $14.9 million. During the year ended December 31, 2021, we borrowed $2.6 million by issuing convertible notes payable. During the nine months ended September 30, 2022, we did not engage in any capital raising activities, other than through the sale of our products.

In addition, on October 28, 2021, we entered into a Revolving Line of Credit Note with Tethered LLC (“Tethered”) providing us with a $250 thousand revolving line of credit (the “Line of Credit”), pursuant to which we could request advances until December 3, 2022. Advances drawn under the Line of Credit would have borne interest at an annual rate of 6.0%, and each advance would have been payable on the maturity date with the interest on outstanding advances payable monthly. We had the right, at our option, prepay any borrowings under the Line of Credit, in whole or in part, at any time prior to the maturity date, without premium or penalty. We never drew down on the Line of Credit, and it automatically terminated pursuant to its terms on December 3, 2022.

Management expects to incur substantial additional operating losses for the foreseeable future to expand our markets, continue research and development programs, complete development of new products, obtain regulatory approvals, launch and commercialize our products and comply with material government (including environmental) regulations. Based on the Company’s current cash levels and burn rate, amongst other things, the Company believes its cash and financial resources may be insufficient to meet the Company’s anticipated needs for the twelve months following the date of issuance of the condensed financial statements for the quarter ended September 30, 2022, included elsewhere in this prospectus, which raises substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the condensed financial statements.

During the years ended December 31, 2021 and 2020, we incurred net losses of $8.5 million and $3.6 million, respectively, and used $5.6 million and $3.0 million of cash for operations, respectively. Management expects to incur substantial additional operating losses for at least the next two years to expand our markets, complete development of new products, obtain regulatory approvals, launch and commercialize our products and continue research and development programs.

Plan of Operation and Future Funding Requirements

We use our capital resources primarily to fund marketing and advertising for ClearUP, development of our product candidates, and general operations. We expect that our operating expenses will increase significantly as we discover, acquire, validate and develop additional product candidates; seek regulatory approval and, if approved, proceed to commercialization of new products; obtain, maintain, protect and enforce our intellectual property portfolio; hire additional personnel; and maintain compliance with material government (in addition to environmental) regulations. We plan to increase our research and development investments to identify and develop new product candidates. Furthermore, we have incurred and will continue to incur additional costs associated with operating as a public company that we did not experience as a private company. We expect to continue to incur significant losses for the foreseeable future. At this time, due to the inherently unpredictable nature of research and new product adoption, as well as supply chain constraints that we are currently facing, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval and commercialize future product candidates, if at all. For the same reasons, we are also unable to predict how quickly we will ramp-up revenue from ClearUP product sales or whether, or when, if ever, we may achieve profitability from the sales of one or more products. Clinical and preclinical development timelines, the probability of success, and sell-in costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be best developed and/or monetized through future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As previously disclosed, we have encountered disruptions in our supply of various materials and components, and electronic components in particular, due to well-documented shortages and constraints in the global supply chain. We are continuing to evaluate alternative and secondary source suppliers in order to ensure that we are able to source sufficient components and materials to manufacture our products. Global supply chain shortages (especially when coupled with the increase in inflation) could result in an increase in the cost of the components used in our products, which could result in a decrease of our gross margins or in us having to increase the price at which we sell our products until supply chain constraints are resolved. Additionally, in the event that we are unable to source sufficient components and materials from our current suppliers, or to develop relationships with additional suppliers, to manufacture enough of our products to satisfy demand, we may have to cease or slow down production and our business operations and financial condition may be materially harmed and we may need to alter our plan of operation.

In addition to the foregoing, we may, from time to time, consider opportunities for strategic acquisitions. If an acquisition is identified and pursued, a substantial portion of our cash reserves may be required to complete such acquisition. If we identify an attractive acquisition that would require more cash to complete than we are willing or able to use from our cash reserves, we will consider financing options to complete the acquisition, including through equity and/or debt financings. As discussed above, our previously contemplated acquisition of certain assets of Reliefband was abandoned upon execution of the Termination Agreement in December 2022.

We have generated operating losses in each period since inception. We have incurred an accumulated deficit of $27.4 million through September 30, 2022. We expect to incur additional losses in the future as we expand both our marketing and research and development activities. Based on our current cash levels and burn rate, amongst other things, we believe our cash and financial resources may be insufficient to meet our anticipated needs for the next twelve months. As a result, we expect that we will need to raise additional capital to continue operating our business and fund our planned operations, including research and development, clinical trials and, if regulatory approval is obtained, commercialization of future product candidates.

Our ability to grow sales revenue will depend on successfully executing a comprehensive marketing campaign to drive additional sales through existing and new channels. Long-term growth will be commensurate with our ability to successfully identify, develop, and secure regulatory approval of one or more additional product candidates beyond ClearUP. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. We do not know whether additional financing will be available on commercially acceptable terms, or at all, when needed. If our common stock is delisted from the Nasdaq Capital Market, it may limit our ability to raise additional funds. See “Nasdaq Deficiency Notice” below. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial conditions or results of operations, and we may have to significantly delay, scale back or discontinue the development and commercialization of our products and/or future product candidates.

The timing and amount of our operating expenditures will depend largely on:

•	our ability to raise additional capital if and when necessary and on terms favorable to the Company;

•	the availability of electronic parts and other components for our products, as well as our ability to source such parts and components at favorable prices;

•	the timing and progress of sales initiatives driving top-line revenue;

•	the timing and adoption rate of ClearUP line extensions at lower cost of goods;

•	the payment terms and timing of commercial contracts entered into for manufacturing and sales of our products to and through online third-party retailers;

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the timing and amount of milestone payments we may receive under any future collaboration agreements;

•	whether we close potential future strategic acquisition opportunities, and if we do, our ability to successfully integrate acquired assets and/or businesses with our own;

•	our ability to source new business opportunities through licenses and research and development programs and to establish new collaboration arrangements;

•	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

•	the cost and timing of additional regulatory approvals beyond those currently held by us;

•

our efforts to enhance operational systems and hire additional personnel, including personnel to support finance, sales, marketing, operations and development of our product candidates and satisfy our obligations as a public company; and

•	our efforts to maintain compliance with material government (including environmental) regulations.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financings. We may also consider entering into collaboration arrangements or selectively partnering with third parties for clinical development and commercialization. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially and adversely affect our business, financial condition, results of operations and prospects.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2022	2021
	(unaudited)	(unaudited)
Cash used in operating activities	$(6,692)	$(2,852)
Cash used in investing activities	(11)	—
Cash provided by financing activities	56	2,656

Net (decrease) increase in cash and cash equivalents	$(6,647)	$(196)

	Year Ended December 31,
	2021	2020
Cash used in operating activities	$(5,612)	$(3,027)
Cash used in investing activities	—	—
Cash provided by financing activities	17,543	1,760

Net increase (decrease) in cash and cash equivalents	$11,931	$(1,267)

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $6.7 million, which consisted primarily of a net loss of $7.8 million, decreased by non-cash charges of $415 thousand and a net change of $735 thousand in our net operating assets. The non-cash charges primarily consisted of stock-based compensation of $286 thousand and amortization of right-of-use assets of $122 thousand. The change in our net operating assets and liabilities was primarily due to an increase in accounts payable of $813 thousand and a decrease in prepaids and other current assets of $462 thousand, offset by an increase in inventory of $332 thousand and a decrease in lease liabilities of $135 thousand.

Net cash used in operating activities for the nine months ended September 30, 2021 was $2.9 million, which consisted primarily of net loss of $4.8 million decreased by non-cash charges of $1.5 million and a net change of $461 thousand in our net operating assets. The non-cash charges primarily consisted of debt discount amortization of $1.6 million and stock-based compensation of $41 thousand offset by forgiveness of the PPP loan of $157 thousand and $81 thousand for the change in fair value of derivative liabilities. The change in our net operating assets and liabilities was primarily due to an increase in accounts payable and accrued expenses of $1.1 million offset by an increase in deferred offering costs of $555 thousand.

Net cash used in operating activities for the year ended December 31, 2021, was $5.6 million, which consisted primarily of net loss of $8.5 million decreased by non-cash charges of $3.3 million and increased by a net change of $403 thousand in our net operating assets. The non-cash charges primarily consisted of debt discount amortization of $1.7 million, loss on extinguishment of debt from conversion of convertible notes payable to common stock of $1.6 million, stock-based compensation of $57 thousand, accounts receivable allowances of $66 thousand and issuance of warrant for consulting services of $280 thousand offset by the change in fair value remeasurement of derivative liabilities of $436 thousand and the forgiveness of the PPP loan of $157 thousand. The change in our net operating assets and liabilities was primarily due to an increase in inventory and prepaid expenses, offset by an increase in accounts payable in 2021.

Net cash used in operating activities for the year ended December 31, 2020, was $3.0 million, which consisted primarily of net loss of $3.7 million decreased by non-cash charges of $568 thousand and decreased by a net change of $44 thousand in our net operating assets. The non-cash charges primarily consisted of debt discount amortization of $411 thousand, stock-based compensation of $78 thousand, and change in fair value remeasurement of derivative liabilities of $27 thousand. The change in our net operating assets and liabilities was primarily due to an increase in inventory, accompanied by a decrease in accrued liabilities in 2020.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2022 was related to the purchases of property and equipment. We had no investing activities during the nine months ended September 30, 2021.

We had no investing activities during the years ended December 31, 2021 and 2020.

Financing Activities

Our financing activities provided $56 thousand of cash during the nine months ended September 30, 2022, which consisted of proceeds from the exercise of stock options.

Our financing activities provided $2.7 million of cash during the nine months ended September 30, 2021, which consisted primarily of $2.6 million of proceeds from convertible notes payable borrowings and $62 thousand of proceeds from the exercise of stock options.

Our financing activities provided $17.5 million of cash during the year ended December 31, 2021, which consisted primarily of the proceeds from the IPO, net of issuance costs, of $14.9 million, convertible notes payable borrowings of $2.6 million, and from issuance of common stock from exercise of stock options of $62 thousand, offset by notes payable repayment of $19 thousand.

Our financing activities provided $1.7 million of cash during the year ended December 31, 2020, which consisted primarily of convertible notes payable borrowings of $1.6 million, borrowings of $156 thousand in the form of the federal Paycheck Protection Program and borrowings of $39 thousand to finance our insurance policies.

Nasdaq Deficiency Notice

Ad discussed elsewhere in this prospects, on January 26, 2023, we received Notice from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days. The Notice had no immediate effect on the listing of our common stock, which continues to trade at this time on the Nasdaq Capital Market under the symbol “TIVC.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until July 25, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least ten consecutive business days during this 180 calendar day period. In the event we do not regain compliance by July 25, 2023, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for market value of publicly held shares ($1 million) and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price, and provide written notice to Nasdaq of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If we do not regain compliance within the allotted compliance period(s), Nasdaq will provide notice that the Company’s common stock will be subject to delisting from the Nasdaq Capital Market. In that event, we may appeal such delisting determination to a hearings panel.

We will continue to monitor the closing bid price of our common stock and are considering options to resolve our noncompliance with the minimum bid price requirement, including by conducting a reverse stock split.

Known Trends or Uncertainties

As discussed elsewhere in this prospectus, the world has been affected by the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine and economic uncertainty in human capital management (“HCM”). Inflation has risen, Federal Reserve interest rates have increased recently, and the general consensus among economists suggests that we should expect a higher recession risk to continue over the next year. Climate change continues to be an intense topic of public discussion and is adding additional challenges and financial burden due to impending reparations and changes in the customer mindset. These factors, amongst other things, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. The pandemic and recent economic volatility have negatively impacted our business in various ways over the last two years, including, more recently, as a result of global supply chain constraints at least partially attributable to the pandemic. Until the pandemic has passed, there remains uncertainty as to the effect of COVID-19 on our business in both the short and long-term. We will continue to monitor material impacts on our HCM strategies, including potential of employee attrition, amongst other things.

We are continuing to encounter disruptions in our supply of various materials and components, and electronic components in particular, due to well-documented shortages and constraints in the global supply chain. We have experienced increased pricing, longer lead-times, unavailability of product and limited supplies, protracted delivery dates, and/or shortages of certain parts and supplies that are necessary components for our products. As a result, we are carrying increased inventory balances to ensure availability of necessary products and to secure pricing. Although we are seeing some recent improvement in the market place, uncertainty with respect to the availability of necessary products and supplies, as well as pricing thereof, remains. We are continuingly evaluating alternative and secondary source suppliers in order to ensure that we are able to source sufficient components and materials to manufacture our products at a reasonable price point. In the event that the price of our components increase significantly or we are unable source sufficient components and materials from our current suppliers, or to develop relationships with additional suppliers, to manufacture enough of our products to satisfy demand, we may have to cease or slow down production and our business operations and financial condition may be materially harmed.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as further supply chain interruptions. Additionally, the recent military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Although our business has not been materially impacted by the ongoing military conflict between Russian and Ukraine to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

As a result of these global issues, it has been difficult to accurately forecast our revenues or financial results, especially given the near and long term impact of the pandemic, and geopolitical issues, inflation, the Federal Reserve interest rate increases and the potential for a recession. In addition, while the potential impact and duration of these issues on the economy and our business may be difficult to assess or predict, these world events have resulted in, and may continue to result in, significant disruption of global financial markets, and may reduce our ability to access additional capital, which could negatively affect our liquidity in the future. Our results of operations could be materially below our forecasts as well, which could adversely affect our results of operations, disappoint analysts and investors, or cause our stock price to decline.

Furthermore, a decrease in orders in a given period could negatively affect our revenues in future periods. These global issues and events may also have the effect of heightening many risks associated with our customers and supply chain. We may take further actions that alter our operations as may be required by federal, state, or local authorities from time to time, or which we determine are in our best interests. In addition, we may decide to postpone or abandon planned investments in our business in response to changes in our business, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business.

Inflation

Inflation has increased recently and is expected to continue to increase for the near future. Inflationary factors, such as increases in the cost of our products (and components thereof), interest rates, overhead costs and transportation costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect in the near future (especially if inflation rates continue to rise) due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, employee availability and wage increases, trade tariffs imposed on certain products from China and increased product pricing due to semiconductor product shortages.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Contractual Obligations and Commitments

Office Lease

The Company executed a noncancelable operating lease for approximately 9,091 square feet of office space in Hayward, California in November 2021 as its headquarters. The lease will expire in October 2025 and there is no option to renew for an additional term. The Company is obligated to pay, on a pro-rata basis, real estate taxes and operating costs related to the premises.

Lease cost recorded during the nine months ended September 30, 2022 was $151 thousand. There were no similar lease costs in 2021 related to the noncancelable operating lease, as the lease was not in effect at that time.

We enter into contracts in the normal course of business with our contract manufacturer and other vendors to assist in the manufacturing of our products and performance of our research and development activities and other services for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not discussed in this section. There have been no material changes to our previously disclosed business strategy with respect to our contractual obligations as disclosed under Management’s Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Critical Accounting Estimates

Our condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to sales return reserves, warranty reserves, stock-based compensation, and going concern. Management bases its estimates and judgments on historical experience and on various other factors, including the macro-economic factors such as COVID-19 pandemic, that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The methods, estimates, and judgments used by us in applying these critical accounting policies have a significant impact on the results we report in our condensed consolidated financial statements. Our significant accounting policies and estimates are included in our audited financial statements for the year ended December 31, 2021 included elsewhere in this prospectus.

Information regarding our significant accounting policies and estimates can also be found in Note 2 to our condensed financial statements for the quarter ended September 30, 2022 included elsewhere in this prospectus.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 to our condensed financial statements for the quarter ended September 30, 2022 included elsewhere in this prospectus.

MANAGEMENT

The following table sets forth the names, ages, and positions of our executive officers and directors:

Name	Age	Position
Jennifer Ernst	54	Chief Executive Officer and Director
Veronica Cai	47	Chief Financial Officer and Secretary
Blake Gurfein, PhD	39	Chief Scientific Officer
Ryan Sabia	36	Chief Operating Officer
Sheryle Bolton	76	Chair of the Board
Karen Drexler	63	Director
Dean Zikria	55	Director

Executive Officers

Jennifer Ernst is a co-founder and has served as our Chief Executive Officer and as a director since September 2016, and served as our Chief Financial Officer from September 2016 to July 2021. Previously, Ms. Ernst served as the Chief Executive Officer of the U.S. subsidiary of Thin Film Electronics ASA from April 2011 to December 2015. Ms. Ernst also served as the Chief Strategy Officer of Thin Film Electronics ASA from January 2014 to December 2015, where she established and guided the strategic planning process across all business functions and four separate product lines. Ms. Ernst also worked for Xerox PARC for over 20 years, where she held multiple go-to-market roles, including as the Director of Business Development. Ms. Ernst previously served as a director of FlexTech Alliance, the U.S. national consortium for flexible and printed electronics, for four years, including one year as the Chair. Ms. Ernst earned her Master of Business Administration degree from Santa Clara University. We believe Ms. Ernst is qualified to serve on our Board because of the perspective and experience she provides as our co-founder and Chief Executive Officer, as well as her significant experience as an executive in the technology and electronics industries and her experience in product development and commercialization.

Veronica Cai joined the Company on April 1, 2022 with two and a half decades of finance and accounting experience, specializing in scaling finance organizations in early development stage to post commercial, large international corporations and IPOs. She has held various senior financial executive roles in both publicly listed companies and private-equity backed technologies and healthcare businesses, assisting with the navigation through transitions between the different phases of business and fund raisings efforts of such businesses. Prior to joining the Company, Ms. Cai served as the Vice President of Accounting & Finance at RefleXion Medical, Inc., a private medical device company located in California, from April 2020 to February 2022. Prior to that, from February 2019 to April 2020, Ms. Cai served as the Principal Accounting Officer and Corporate Controller for Catalyst Biosciences, Inc. (NASDAQ:CBIO), biopharmaceutical company focused on developing protease therapeutics, where she oversaw all accounting functions and assisted their corporate management team with the preparation and filing of all of the Company’s SEC regulatory filings. From April 2016 to December 2018, Ms. Cai served as a director and the Assistant Controller of Zogenix, Inc. (previously, NASDAQ:ZGNX), a pharmaceutical company focused on developing and commercializing therapies for certain rare diseases. Additionally, from October 1998 to April 2016, Ms. Cai served in a number of financial and accounting roles advancing her accounting and auditing skills serving on behalf of public and privately-held companies throughout California. Ms. Cai also was an Inspections Specialist at the Public Company Accounting Board (PCAOB) from September 2012 to February 2015. She received Bachelors of Science Degrees in Business Administration and Accounting and Finance from San Francisco State University.

Blake Gurfein, PhD serves as our Chief Scientific Officer, a role that he has held since March 2019, prior to which he served as our Vice President of Research commencing in January 2018. Dr. Gurfein leads our clinical and scientific research. In addition to his full-time role with the Company, he has also served as an Adjunct Assistant Professor of Medicine at the University of California San Francisco since 2012. Dr. Gurfein is an expert in neuromodulation device development and has served as a research executive and consultant for several medical device and pharma companies, including as Chief Scientific Officer of Rio Grande Neurosciences from 2014 to 2017 and as a Medical Writer for EMD Serono/Pfizer in 2012. Dr. Gurfein’s prior research in neuroscience and immunology was funded by the National Institutes of Health and philanthropic donors, yielding high-impact journal publications. Dr. Gurfein has a Ph.D. in Neuroscience from the Icahn School of Medicine at Mount Sinai and an Sc.B. in Neuroscience from Brown University.

Ryan Sabia serves as our Chief Operating Officer, a position that he has held since December 2021, and prior to that served as our Vice President of Sales and Operations from March 2021 until his promotion in December. Mr. Sabia has 18 years of experience in global supply chain, systems infrastructure, and sales operations in industries that range from automotive, medical supply, and consumer electronics. From June 2019 to April 2021, Mr. Sabia served as Global Director of Strategic Operations for Wisdom Health, a division of Mars, Inc. From July 2015 to December 2018, he served as General Manager of Operations for Medelita, LLC, a medical apparel design and manufacturing company. Prior to that, he worked as Senior Director of Operations for Pinpoint Resources Group, a software technology consulting and staffing company, from January 2013 to July 2015, and as a Hedge Fund Financial Reporting Analyst for J.P. Morgan from August 2012 to January 2013. Mr. Sabia is seasoned in environments that range from Fortune 500 companies (J.P. Morgan, BestBuy, and Toyota) to bootstrap startups, while specializing in scaling for global omnichannel logistics and e-commerce marketplaces. As a result of his finance and accounting background, Mr. Sabia drives a data-focused approach while leveraging modern technologies for business analytics and resource planning. Mr. Sabia graduated from Suffolk University Sawyer Business School with a Bachelor of Science in Finance.

Non-Employee Directors

Sheryle Bolton has served as a director since July 16, 2019, and as Chair of the Board since August 18, 2021. She is an experienced serial technology entrepreneur, public company CEO, corporate executive, speaker, board member, and investor. Ms. Bolton has been a corporate executive in financial services, media, and health care and has served on the boards of private and public corporations, ranging from large groups of mutual funds to technology and finance companies, as well as non-profits, including an NGO, where she served as Chair of the Audit Committee, focused on financing small businesses in Asia and Sub-Saharan Africa and Berry College, a private college with an internationally known work-study program. Ms. Bolton worked in private equity investing as an investment banker at Merrill Lynch Capital Markets, as Director of Strategy at Home Box Office and in asset management at Rockefeller & Co. As CEO, she raised significant funding for several start-ups from angels, venture capital, and the public and institutional markets. She was CEO of Scientific Learning Corporation, a health care and educational technology company, where she led the company from pre-product to IPO with venture funding from Warburg Pincus. She was also CEO and Chair of the public company. She has served as a board member for more than forty Scudder-Kemper mutual funds. From 2015 to 2021, Ms. Bolton was an adjunct Professor of Practice at Hult International Business School, where she taught entrepreneurship and finance courses in graduate and undergraduate programs. She has also been an invited speaker on business and entrepreneurship in the US, Asia, the Pacific Rim, Latin America, and Europe. Harvard Business School recognized Ms. Bolton as one of its most influential female graduates in Silicon Valley and the San Francisco Bay Area. She was a recipient of the first Springboard All-Women’s IPO Class award, a former Chair of Watermark, the largest organization in Silicon Valley for female executives and entrepreneurs, and a recipient of the “A Woman Who Made Her Mark” award, among many other honors and recognition. Ms. Bolton started her career as a Peace Corps Volunteer in Africa. She holds a Bachelor of Arts. and a Master of Arts in Linguistics from the University of Georgia and a Master of Business Administration from Harvard Business School. We believe that Ms. Bolton is qualified to serve as a member of our Board due to her experience as an entrepreneur, as a CEO taking a company public, and as a public company CEO and director.

Karen Drexler has served as a director on our Board since July 16, 2019. Ms. Drexler is a serial entrepreneur with expertise in the fields of digital health, medical devices and diagnostics. From September 2014 to June 2020 she served as board member of, and from June 2016 until June 2020, she was the CEO of, Sandstone Diagnostics,

Inc., a private company developing instruments and consumables for point-of-care medical testing. Ms. Drexler also serves on the boards of ResMed (NYSE: RSMD), OutSet Medical (NASDAQ: OM), EBR Systems (ASX: EBR), VIDA Health, a leading company in Al-powered lung intelligence solutions and analytics, Bone Health Technologies, a company developing vibration-based solutions to avoid and treat bone loss and Huma.ai, a medical intelligence company. From 2011 to 2017, she served as chair of the board of Hygieia, Inc., a digital insulin therapy company, and remains involved as an advisor to the CEO. She also acts as a senior strategic advisor for other early-stage companies and spent 11 years on the board of the Keller Center for Innovation in Engineering Education at Princeton University. Ms. Drexler has served on numerous private company boards in the fields of diagnostics, medical devices, and digital health. She is an active mentor and advisor with Astia, a global nonprofit that supports high-potential female founders. She is a founding member of Astia Angels, a network of individual investors who fund such founders, and a lead mentor with StartX, the Stanford University incubator. She is also on the Life Science and Women’s Health Councils for Springboard, an accelerator for women-led technology-oriented companies. Through her work with Astia, Springboard, and StartX, she interacts with many promising young medtech companies. Ms. Drexler was founder, president, and CEO of Amira Medical Inc., a private company focused on minimally invasive glucose monitoring technology, from 1996 until it was sold to Roche Holding AG in 2001. Before Amira Medical, she held management roles at LifeScan and played a key role in its sale to Johnson & Johnson (NYSE: JNJ). Ms. Drexler graduated magna cum laude with a Bachelor of Science in Chemical Engineering from Princeton University and earned a Master of Business Administration with honors from the Stanford University Graduate School of Business. Ms. Drexler’s executive and board experience in the medical diagnostics and medical device industries, and particularly her experience in digital health, technology and data security, and out-of-hospital care models, led our Board to conclude she should serve as a director.

Dean Zikria has served as a director since July 10, 2019. Mr. Zikria brings deep industry experience in allergy and asthma as well as other chronic diseases to the Board. Most recently, commencing on June 1, 2021, he has been serving as the Chief Commercial Officer at Intuity Medical Inc., a Silicon Valley MedTech company launching a highly disruptive glucose meter in the diabetes industry. In addition, he has served as Chairman of DZ Advisors, LLC, a company founded by Mr. Zikria in 2017 that provides consulting and advisory services to the med-tech, bio-tech, digital health and pharmaceutical industries, since inception, where he also served as President from December 2017 until May 31, 2021. Mr. Zikria also sits on the boards of the following privately held companies: AsthmaTek, Inc., a startup digital health company in the asthma space, Paneau Inc., a technology company placing targeted advertising in ride shares, Brev.Dev, Inc., a technology company developing a disruptive platform to aid developers, and Mind Machine LLC, a marketing and advertising agency focused on the MedTech industry. Mr. Zikria is also on the scientific advisory board of Bailard, Inc., a multi-billion dollar independent wealth and investment management firm. From 2019 to 2021, Mr. Zikria served as the CEO of Mind Machine LLC, a marketing/advertising agency, where he was also the Founder and continues to serve as Chairman. He has previously served as CEO of Spirosure Inc., a FeNO detection company for asthma diagnostics, from 2014 to 2017. He has also previously served as head of global marketing for Johnson & Johnson’s Animas Corporation within their medical device & diagnostics division. He was head of strategy for Pfizer Pharmaceuticals U.S. Cardiovascular Unit, a division with approximately $7 billion in annual revenues. Mr. Zikria brings experience in strategic planning, scenario planning and analysis, and mergers and acquisitions, including sourcing, transactions and integration. We believe that Mr. Zikria is qualified to serve as a member of our Board due to his experience in the allergy and asthma industries, as well as his experience in strategic planning, scenario planning and analysis, and mergers and acquisitions.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors (“Board”). The number of directors will be fixed by our Board, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which include a requirement that the number of directors be fixed exclusively by a resolution adopted by directors constituting a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. The size of our Board is currently fixed at five directors, with one vacancy.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Profile

As set forth in our amended and restated certificate of incorporation and amended and restated bylaws, our corporate governance is structured in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	a majority of our directors satisfy the Nasdaq listing standards for independence;

•

generally, all matters to be voted on by stockholders will be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class;

•	we comply with the requirements of Nasdaq rules, including having committees comprised solely of independent directors; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation, our Board is divided into three staggered classes of directors and each is assigned to one of the three classes, Class I, Class II and Class III. Each class of directors is elected for a three-year term, except that the initial term for Class II directors will expire in 2023, and the initial term for Class III directors will expire in 2024. Our directors are divided among the three classes as follows:

•	the Class I director is Karen Drexler, and her term will expire at our 2025 annual meeting of stockholders;

•	the Class II director is Dean Zikria, and his term will expire at our 2023 annual meeting of stockholders; and

•	the Class III directors are Sheryle Bolton and Jennifer Ernst, and their terms will expire at our 2024 annual meeting of stockholders.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Leadership Structure and Risk Oversight

Currently, Ms. Ernst serves as our Chief Executive Officer and Ms. Bolton serves as Chair of our Board. The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chair of the Board, as our Board believes it is in the best interest of the Company to make that determination based on the position and direction of the Company and the membership of the Board.

The Board actively manages the Company’s risk oversight process and receives periodic reports from management on areas of material risk to the Company, including operational, financial, legal, and regulatory risks. The Board committees will assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee assists the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee assists the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board will continue to be regularly informed about the risks.

Director Independence

The Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. The Nasdaq rules further require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

Our Board has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of Dean Zikria, Sheryle Bolton and Karen Drexler qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq. These rules require that our Audit Committee be composed of at least three directors, all of whom must be independent members.

Board Committees and Meetings

The Board has three standing committees, the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, to assist it with the performance of its responsibilities. The Board designates the members of these committees and the committee chairs based on the recommendation of the Corporate Governance and Nominating Committee. The Board has adopted written charters for each of these committees, all of which can be found at the investor relations section of our corporate website. The chair of each committee develops the agenda for that committee and determines the frequency and length of committee meetings.

Audit Committee

Our Board has established an Audit Committee which consists of three independent directors, Dean Zikria, Sheryle Bolton and Karen Drexler, with Sheryle Bolton serving as the Chairperson. The Board has determined that each member of the Audit Committee meets the independence requirements of Rule 10A-3 of the Exchange Act, and the applicable rules of Nasdaq, and has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. The committee’s primary duties include:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•

reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the results of the independent auditor’s audit or review, as the case may be;

•	reviewing our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;

•

overseeing the audit and other services of our independent registered public accounting firm and being directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;

•	providing an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;

•	reviewing any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;

•	preparing the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;

•	establishing procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and

•	approving all audit and permissible non-audit services conducted by our independent registered public accounting firm.

The Board has determined that Sheryle Bolton is an “audit committee financial expert,” as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2012. The Board has further determined that each of the members of the Audit Committee is financially literate and that at least one member of the committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment.

Compensation Committee

Our Board has established a Compensation Committee which consists of three independent directors (as defined under the general independence standards of Nasdaq and our Corporate Governance Guidelines): Dean Zikria, Sheryle Bolton and Karen Drexler are each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). Karen Drexler serves as Chairperson of the Compensation Committee. The committee’s primary duties include:

•	reviewing all overall compensation policies and practices;

•	approving corporate goals and objectives relevant to executive officer compensation and evaluate executive officer performance in light of those goals and objectives;

•	determining and approving executive officer compensation, including base salary and incentive awards;

•	reviewing and approving, or making recommendations to the Board regarding, compensation plans; and

•	administering our equity incentive plan, subject to Board approval.

Our Compensation Committee determines and approves elements of executive officer compensation, except that compensation of our Chief Executive Officer and Chief Financial Officer will be subject to review and approval by the Board. It also provides recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

Corporate Governance and Nominating Committee

Our Board has also established a Corporate Governance and Nominating Committee which consists of Dean Zikria, Sheryle Bolton and Karen Drexler, with Karen Drexler serving as Chairperson. The committee’s primary duties include:

•	recruiting new directors, consider director nominees recommended by stockholders and others and recommend nominees for election as directors;

•	reviewing the size and composition of our Board and committees;

•	overseeing the evaluation of the Board;

•	recommending actions to increase the Board’s effectiveness; and

•	developing, recommending and overseeing our corporate governance principles, including our Code of Business Conduct and Ethics and our Corporate Governance Guidelines.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on the investor relations section of our corporate website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our corporate website or in a Current Report on Form 8-K.

Legal Proceedings

To our knowledge, (i) no director or executive officer has been a director or executive officer of any business that has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table,” below. For the fiscal year ending December 31, 2022, our “named executive officers” and their positions were as follows:

•	Jennifer Ernst, our Chief Executive Officer;

•	Veronica Cai, our Chief Financial Officer; and

•	Blake Gurfein, our Chief Scientific Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2022 and December 31, 2021, the dollar value of all cash and noncash compensation earned by our named executive officers, as set forth above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plane Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Totals ($)
Jennifer Ernst,	2022	275,000	—	—	123,320	—	—	20,901	419,221
CEO and Director	2021	218,487	—	—	—	—	—	30,965	249,452
Veronica Cai	2022	243,750	—	—	162,039	—	—	1,008	406,797
CFO(2)	2021	—	—	—	—	—	—	—	—
Blake Gurfein, PhD	2022	275,000	50,938	—	29,038	—	—	29,926	384,902
Chief Scientific Officer	2021	227,589	—	—	183,975	—	—	31,356	442,920

(1)

Amounts shown in the “Option Awards” column represent the aggregate grant date fair value of stock options. These amounts represent the grant date fair value of stock options granted in fiscal 2022 computed in accordance with FASB ASC Topic 718. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations.

(2)	Includes the cost of health insurance coverage and benefits paid for by us for each named executive officer that is not reimbursed.
(3)	Ms. Cai was appointed as our Chief Financial Officer on April 1, 2022, replacing Ms. Briana Benz, who resigned from her role as our prior Chief Financial Officer as of the same date.

Narrative to the summary compensation table

Employment Agreements/Arrangements

As of the year ended December 31, 2022, we had executive offer letters in place with Jennifer Ernst, our Chief Executive Officer, and Veronica Cai, our Chief Financial Officer. Additionally, as of December 31, 2022, we had an executive offer letters in place with Ryan Sabia, our Chief Operating Officer. A summary of the terms of Ms. Ernst’s, Ms. Cai’s and Mr. Sabia’s executive offer letters is set forth below.

In addition, Blake Gurfein, our Chief Scientific Officer, is currently subject to a standard, at-will offer letter.

Currently, the annual compensation of each of our executive officers is determined by the Board. The named executive officers are also entitled to participate in the Company’s benefit plans, which benefits are generally available to all full-time employees.

Executive Offer Letter with Jennifer Ernst

On July 31, 2021, we entered into an executive offer letter with Jennifer Ernst. Pursuant to her executive offer letter, effective July 31, 2021, Ms. Ernst is entitled to a base salary of $275 thousand and, commencing with the 2022 calendar year (payable in the first quarter of 2023), will be eligible to receive, at the sole discretion of the Board, an annual end-of-year incentive bonus in an amount up to 40% of her base salary. The annual end-of-year incentive bonus, if earned, will be determined by the Board, in its sole discretion, and will be dependent upon the achievement of certain Company milestones and profitability, and such other milestones as the Board deems appropriate.

Ms. Ernst’s employment is “at will,” meaning that either she or the Company are entitled to terminate Ms. Ernst’s employment at any time and for any reason, with or without cause. In the event that her employment with the Company is terminated for any reason before December 31 of any given year, she will not be entitled to receive an annual end-of-year bonus. In the event that (i) Ms. Ernst elects to terminate her employment with the Company other than for good reason, (ii) the Company terminates her employment for cause, or (iii) her employment is terminated as a result of her death of complete disability, then Ms. Ernst will not be entitled to receive any separation benefits. In the event that Ms. Ernst terminates her employment for good reason or the Company terminates her employment without cause, Ms. Ernst shall be entitled to receive 1/12 of her base salary for a period of six months after termination.

Executive Offer Letter with Veronica Cai

On April, 1, 2022, in connection with her appointment as Chief Financial Officer, we entered into an executive offer letter with Veronica Cai. Pursuant to her executive offer letter, Ms. Cai is entitled to receive a base salary of $325 thousand per annum (subject to review and adjustment in accordance with the Company’s normal performance review practices), and she will be eligible to receive, at the sole discretion of Board, an annual end-of-year incentive bonus in an amount up to 25% of her base salary. Additionally, in connection with her appointment as Chief Financial Officer, on April 1, 2022, we granted Ms. Cai stock options to purchase 117,880 shares of Company common stock under our 2021 Equity Incentive Plan, which options (i) have an exercise price of $1.61 per share, (ii) will expire 10 years from the date of grant, and (iii) shall vest as follows: (a) 25% on April 1, 2023, and (b) the balance will vest in 36 equal monthly installments thereafter, subject to limited exceptions.

Ms. Cai’s employment is “at will,” meaning that either she or the Company are entitled to terminate Ms. Cai’s employment at any time and for any reason, with or without cause. In the event that her employment with the Company is terminated for any reason before December 31 of any given year, she will not be entitled to receive an annual end-of-year bonus. In the event that (i) Ms. Cai elects to terminate her employment with the Company other than for good reason, (ii) the Company terminates her employment for cause, or (iii) her employment is terminated as a result of her death of complete disability, then Ms. Cai will not be entitled to receive any separation benefits. In the event that Ms. Cai terminates her employment for good reason or the Company terminates her employment without cause, then Ms. Cai shall be entitled to receive 1/12 of her base salary for a period of six months after termination and the Company shall pay her COBRA coverage for a period of six months after termination.

Executive Offer Letter with Ryan Sabia

On April 1, 2022, we entered into an executive offer letter with Ryan Sabia, our Chief Operating Officer. Pursuant to his executive offer letter, Mr. Sabia is entitled to receive a base salary of $250 thousand per annum

(subject to review and adjustment in accordance with the Company’s normal performance review practices), and he will be eligible to receive, at the sole discretion of the Board, an annual end-of-year incentive bonus in an amount up to 25% of his base salary. The annual end-of-year incentive bonus, if earned, will be determined by the Board, in its sole discretion, and will be dependent upon the achievement of certain Company milestones and profitability, and such other milestones as the Board deems appropriate.

Mr. Sabia’s employment is “at will,” meaning that either he or the Company are entitled to terminate Mr. Sabia’s employment at any time and for any reason, with or without cause. In the event that his employment with the Company is terminated for any reason before December 31 of any given year, he will not be entitled to receive an annual end-of-year bonus. In the event that (i) Mr. Sabia elects to terminate his employment with the Company other than for good reason, (ii) the Company terminates his employment for cause, or (iii) his employment is terminated as a result of his death of complete disability, then Mr. Sabia will not be entitled to receive any separation benefits. In the event that Mr. Sabia terminates his employment for good reason or the Company terminates his employment without cause, then Mr. Sabia shall be entitled to receive 1/12 of his base salary for a period of six months after termination and the Company shall pay his COBRA coverage for a period of six months after termination.

Outstanding Equity Awards at Fiscal Year-End 2022

The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2022. See “Equity Incentive Plan Information,” below, for additional information regarding our equity incentive plans.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Jennifer Ernst	57,500	—		—	0.132	4/1/2028	—	—	—	—
		200,000	(1)	—	1.830	2/4/2027	—	—	—	—
Veronica Cai	—	117,880	(2)	—	1.610	4/1/2032	—	—	—	—
Blake Gurfein	20,625	61,875	(3)	—	4.590	12/14/2031	—	—	—	—
	7,813	—		—	0.120	4/3/2028	—	—	—	—
	5,209	—		—	0.120	6/27/2028	—	—	—	—
	—	35,000	(4)	—	1.67	2/4/2032	—	—	—	—

(1)	The options vest as follows: (i) 25% on February 4, 2023, and (ii) the remaining 75% in equal installments over the next 36 months.
(2)	The options vest as follows: (i) 25% on April 1, 2023, and (ii) the remaining 75% in equal installments over the next 36 months.
(3)	The options vest as follows: (i) 25% on December 14, 2022, and (ii) the remaining 75% in equal monthly installments over the next 36 months.
(4)	The options vest as follows: (i) 25% on February 4, 2022, and (ii) the remaining 75% in equal monthly installments over the next 36 months.

Equity Incentive Plan Information

The following table provides information as of December 31, 2022, regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,268,850	$2.00	456,381
Equity compensation plans not approved by security holders	—	—	—
Total	1,268,850	$2.00	456,381

2017 Equity Incentive Plan

The Board adopted the 2017 Plan on April 13, 2017. The principal purpose of the 2017 Plan was to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2017 Plan are summarized below. In August 2021, the Board adopted and our stockholders approved the 2021 Plan, which became effective upon the completion of our IPO. Upon the effectiveness of the 2021 Plan, it replaced the 2017 Plan, except with respect to awards outstanding under the 2017 Plan, and no further awards are available for grant under the 2017 Plan.

Share reserve. Under the 2017 Plan, 981,269 shares of our common stock were reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock awards, and other stock-based awards. With respect to the share reserve under the 2017 Plan:

•

to the extent that an award terminated, expired or lapsed for any reason or an award was settled in cash without the delivery of shares prior to the effectiveness of the 2021 Plan, any shares subject to the award at such time would have been available for future grants under the 2017 Plan; and

•

prior to the effectiveness of the 2021 Plan, to the extent that shares of our common stock were repurchased by us prior to vesting so that shares were returned to us, such shares would have been available for future grants under the 2017 Plan.

As noted above, upon the effectiveness of the 2021 Plan, it replaced the 2017 Plan, except with respect to awards outstanding under the 2017 Plan, and no further awards are available for grant under the 2017 Plan.

Administration. Following completion of our IPO, the Compensation Committee of the Board began administering the 2017 Plan. Prior to that, the 2017 Plan was administered by the Board.

Subject to the terms and conditions of the 2017 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2017 Plan. The Board may at any time remove the Compensation Committee as the administrator and revest in itself the authority to administer the 2017 Plan.

Eligibility. Options, restricted stock and all other stock-based and cash-based awards under the 2017 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company may be granted incentive stock options (“ISOs”).

Awards. The 2017 Plan provides that the administrator may grant or issue stock options, restricted stock, other stock- or cash-based awards and dividend equivalents, or any combination thereof; provided, however, that as noted above, no additional awards may be issued under the 2017 Plan. Each award will be set forth in a separate agreement with the person receiving the award, which will indicate the type, terms and conditions of the award.

•

Incentive stock options. ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2017 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Nonstatutory stock options. Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/ or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Restricted stock. Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for No consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Other stock-based awards. Other stock-based awards are awards of fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock.

Other stock-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in control. In the event of a change in control, to the extent that an award (i) is vested, (ii) the terms of an award provide for acceleration of vesting upon a change in control, or (iii) the administrator elects to accelerate the vesting of the award in connection with the change in control, the plan administrator may elect to provide for the purchase or exchange of an award for cash or other property in an amount equal to the difference between (x) the value of cash or other property the optionee would receive in connection with such change in control if the optionee exercised the award, and (y) the aggregate exercise price of the vested portion of the award. If the award is not purchased or exchanged as provided above, then the award will be terminated and cease to be exercisable unless the award is expressly assumed or substituted by the acquirer.

Adjustments of awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2017 Plan or any awards under the 2017 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2017 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2017 Plan. In connection with the 1-for-4 reverse stock split of our issued and outstanding shares of common stock that was effected on August 31, 2021, the terms of certain awards granted under our 2017 Plan were equitably adjusted in accordance with the provisions thereof.

Amendment and termination. The administrator may terminate, amend or modify the 2017 Plan at any time and from time to time. However, we must generally obtain stockholder approval to amend or modify the 2017 Plan to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the 2017 Plan after the tenth anniversary of the effective date of the 2017 Plan. Any award that is outstanding on the termination date of the 2017 Plan will remain in force according to the terms of the 2017 Plan and the applicable award agreement.

2021 Equity Incentive Plan

In August 2021, the Board adopted and our stockholders approved the 2021 Plan, which became effective upon the completion of our IPO. Upon the effectiveness of the 2021 Plan, it replaced the 2017 Plan, except with respect to awards outstanding under the 2017 Plan, and no further awards may be made under the 2017 Plan. Additionally, any awards that are cancelled or expire under the 2017 Plan will not be reissued. The principal purpose of the 2021 Plan is to attract, retain and incentivize the Company’s employees and other service providers through the granting of certain stock-based awards, including performance-based awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share reserve. Under the 2021 Plan, 937,500 shares of our common stock were reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock awards, restricted stock units, stock bonus awards and performance-based awards as of the date of its adoption by the Company. With respect to the share reserve under the 2021 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan; and

•	to the extent that shares of our common stock are repurchased by us at the original purchase price, such shares will be available for future grants under the 2021 Plan.

In addition, the 2021 Plan provides that additional shares will automatically be added to the shares authorized for issuance under the 2021 Plan on January 1 of each year. The number of shares added each year will be equal to the lesser of: (i) 5.0% of the outstanding on December 31st of the preceding calendar year or (ii) such number of shares determined by the Board, in its discretion. In accordance with this provision, on January 1, 2022, the number of shares of our common stock authorized for issuance under the 2021 Plan automatically increased from 937,500 shares to 1,423,261 shares (an increase equal to 5% of the number of our outstanding shares of common stock as of December 31, 2021). Additionally, on January 1, 2023, the number of shares of our common stock authorized for issuance under the 2021 Plan automatically increased from 1,423,261 shares to 1,907,148 shares (an increase equal to 5% of the number of our outstanding shares of common stock as of December 31, 2022).

Share Counting. For purposes of counting the number of shares available for the grant of stock awards under the 2021 Plan, all shares covered by any stock award shall be counted against shares available under the 2021 Plan on a “one for one” basis. Notwithstanding the foregoing, (i) awards that may be settled only in cash shall not be so counted, and (ii) while any performance-based award is outstanding, the maximum number of shares issuable under such award shall be counted against available shares under the 2021 Plan, and upon final settlement of such performance-based award, any shares not issued to the holder due to failure to achieve any related performance goal(s) shall again be available for grant and issuance under the 2021 Plan.

Administration. The Compensation Committee of the Board is authorized to administer the 2021 Plan unless the Board subsequently assumes authority for administration. The Compensation Committee must consist of at least two members of the Board, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The term Administrator refers to either the Board or the Compensation Committee, as applicable.

Additionally, the Board or Compensation Committee may delegate certain functions under the 2021 Plan to designate employees who are not Officers to be recipients of awards under the 2021 Plan, and to determine the number of shares subject to awards granted to such employees.

Subject to the terms and conditions of the 2021 Plan, the Administrator has the authority to construe and interpret the 2021 Plan and awards granted under it and to determine the persons to whom and the dates on which awards will be granted, the number of shares of common stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award. All decisions, determinations and interpretations by the Administrator regarding the 2021 Plan shall be final and binding on all participants or other persons claiming rights under the 2021 Plan or any award.

Awards. The 2021 Plan provides that the Administrator may grant or issue stock options, restricted stock, restricted stock units, other stock-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Eligibility. Options, restricted stock, restricted stock units and all other stock-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees, directors or consultants or are the officers, employees or consultants of certain of our subsidiaries. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs. No ISO may be granted under the 2021 Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year (under the 2021 Plan and all other such plans of the Company and its affiliates) may not exceed $100,000. ISOs are not transferable except by will or by the laws of descent and distribution, provided that a participant may designate a beneficiary who may exercise an option following the participant’s death.

•	Stock Options. Options granted under the 2021 Plan may become exercisable in cumulative increments (“vest”) as determined by the Administrator. Such increments may be based on continued service to the

Company over a certain period of time, the occurrence of certain performance milestones, or other criteria. Options granted under the 2021 Plan may be subject to different vesting terms. Except as to a maximum of five percent (5%) of the number of shares reserved and available for grant and issuance under the 2021 Plan, any options that vest on the basis of the participant’s continued service will have a minimum vesting period of one year. In addition, the Administrator may not use discretion to accelerate the vesting of options (subject to a maximum five percent (5%) of shares under the 2021 Plan that may be accelerated) other than in connection with a death, disability or a change in control (where a participant terminates employment in certain situations or equity awards are not assumed or substituted for in the transaction).

To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the stock otherwise issuable to the participant, or by such other method as may be set forth in the option agreement. The maximum term of options under the 2021 Plan is 10 years, except that in certain cases (see Eligibility) the maximum term of certain incentive stock options is five years. Options under the 2021 Plan generally terminate sixty (60) days after termination of the participant’s service unless (i) such termination is due to the participant’s disability, in which case the option may, but need not, provide that it may be exercised at any time within 6 months of such termination; (ii) the participant dies before the participant’s service has terminated, or within three months after termination of such service, in which case the option may, but need not, provide that it may be exercised within 12 months of the participant’s death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. If an optionee’s service with the Company, or any affiliate of the Company, ceases with cause, the option will terminate at the time the optionee’s service ceases. In no event may an option be exercised after its expiration date.

•

Stock Bonuses and Restricted Stock Awards. Stock bonus awards and restricted stock awards are granted through a stock bonus award agreement or restricted stock award agreement. The purchase price for a stock purchase award (if any) may be payable in cash, or any other form of legal consideration approved by the Administrator. Stock bonus awards may be granted in consideration for the recipient’s past services for the Company. Common stock issued under a restricted stock or stock bonus award agreement may be subject to a share repurchase option or forfeiture right in our favor, each in accordance with a vesting schedule and subject to the minimum vesting requirement. If a recipient’s service relationship with us terminates, we may reacquire or receive via forfeiture all of the shares of our common stock issued to the recipient pursuant to a restricted stock or stock bonus award that have not vested as of the date of termination. Rights under a stock bonus or restricted stock bonus agreement may be transferred only as expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement.

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Restricted Stock Units. Restricted stock unit awards are issued pursuant to a restricted stock unit award agreement. The consideration for a stock unit award shall be determined by the Administrator and may be payable in any form acceptable to the Administrator and permitted under applicable law. The Administrator may impose any restrictions or conditions upon the vesting of restricted stock unit awards, or that delay the delivery of the consideration after the vesting of stock unit awards, that it deems appropriate consistent with the minimum vesting requirement. Restricted stock unit awards may be settled in cash or shares of the Company’s common stock, as determined by the Administrator. No dividends payments will be made on unvested restricted stock unit awards, but instead any dividends will be deferred until awards become vested. If a restricted stock unit award recipient’s service relationship with the Company terminates, any unvested portion of the restricted stock unit award is forfeited upon the recipient’s termination of service.

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Performance-Based Award. Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals. Generally, such pre-established performance goals consist of one or more business criteria and a targeted performance level with respect to such criteria as a condition of awards being granted or becoming exercisable, or as a condition to accelerating the timing of such events. Performance may be measured over a period of any length specified by the Administrator.

Certain Corporate Transactions. In the event of a merger, sale of all or substantially all of the assets of the Company or other change of control transaction, unless otherwise determined by the Board, all outstanding awards will be subject to the agreement governing such merger, asset sale or other change of control transaction. Such agreement need not treat all such awards in an identical manner, and it will provide for one or more of the following with respect to each award: (i) the continuation of the award, (ii) the assumption of the award, (iii) the substitution of the award, or (iv) the payment of the excess of the fair market value of the shares subject to the award over the exercise price or purchase price of such shares. In the event the successor corporation refuses to either continue, assume or substitute the shares subject to the award pursuant to the terms of the 2021 Plan, or pay the excess of the fair market value of the shares subject to the award over the exercise price or purchase price of such shares, then outstanding awards shall vest and become exercisable as to 100% of the shares subject thereto contingent upon the consummation of such change of control transaction.

Adjustments Provisions. Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, recapitalization, reincorporation, reclassification, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, or a change in corporate structure may change the type(s), class(es) and number of shares of common stock subject to the 2021 Plan and outstanding awards. In that event, the 2021 Plan will be appropriately adjusted as to the type(s), class(es) and the maximum number of shares of common stock subject to the 2021 Plan, and outstanding awards will be adjusted as to the type(s), class(es), number of shares and price per share of common stock subject to such awards.

Amendment and termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to amend or modify the 2021 Plan to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Director Compensation

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our non-employee directors who served on our Board for the year ended December 31, 2022.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($)(2)(3)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Sheryle Bolton	63,000	—	59,600	—	—	—	122,600
Karen Drexler	50,000	—	59,600	—	—	—	109,600
Dean Zikria	35,000	—	59,600	—	—	—	94,600

(1)	These amounts reflect the cash payments that we made as compensation for Board services during fiscal year 2022.
(2)

These amounts represent the grant date fair value of stock options granted in fiscal 2022 computed in accordance with FASB ASC Topic 718. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations.

(3)	As of December 31, 2022, the number of shares subject to all outstanding option awards and stock awards held by our non-employee directors were as follows:

Director	Number of Shares Subject to Option Awards	Number of Shares Subject to Stock Awards
Sheryle Bolton	64,250	—
Karen Drexler	70,500	—
Dean Zikria	64,250	—

On December 16, 2021, our Board, upon recommendation of the Compensation Committee, approved an annual compensation plan for our Board (the “Board Compensation Plan”). In accordance with the Board Compensation Plan, directors of the Company will be entitled to receive the following annual compensation, which amounts will be paid in equal quarterly installments in accordance with our policies:

•	Annual Retainer for all Directors: $35,000

•	Chairperson of the Board: $15,000

•	Chairperson of the Audit Committee: $13,000

•	Chairperson of the Compensation Committee: $9,000

•	Chairperson of the Nominating and Governance Committee: $6,000

Prior to approval of the above Board Compensation Plan, we did not have a compensation plan in place for our Board.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We describe below the transactions and series of similar transactions, since January 1, 2020, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120 thousand or one percent of the average of our total assets for the last two fiscal years; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements with directors and executive officers, which are described where required under the section above entitled “Executive and Director Compensation.”

Subinoy Das is both a consultant and investor in the Company. We entered into a consulting agreement with Dr. Das on May 1, 2019 to provide us with support for research and clinical activities. On December 30, 2020, the Board granted Dr. Das 28,323 non-statutory stock options to replace amounts accrued for services provided by Mr. Das for fiscal years ended December 31, 2020 and 2019. The fair value of this grant was $13 thousand, which was expensed in fiscal year ended December 31, 2020. We recognized a gain on settlement of $117 thousand, which was included in research and development expense for the year ended December 31, 2020.

In June 2021, we issued a convertible note payable to Jennifer Ernst, our Chief Executive Officer, for total proceeds of $100 thousand. The note was unsecured, had a term of two years, and accrued interest at a rate of 3% per annum. The note converted into 26,986 shares of our common stock upon consummation of our IPO.

In December 2021, the Company entered into an agreement with a significant shareholder for certain product development consultation services. There were no consulting fees paid in the year ended December 31, 2021. We owed such individual $3 thousand as of December 31, 2021. During the nine months ended September 30, 2022, the Company incurred $18 thousand of expenses in connection with the agreement. As of September 30, 2022, there were no amounts owed to the shareholder.

Policies and Procedures Regarding Related Party Transactions

Our Board has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120 thousand and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. The related person transactions disclosed in this Proxy Statement were each approved by the full Board or Audit Committee, as applicable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of January 25, 2023 by: (i) each of our directors, (ii) each of our named executive officers (as defined by Item 402(a)(3) of Regulation S-K promulgated under the Exchange Act), (iii) all of our directors and named executive officers as a group, and (iv) each person known to us to beneficially own more than 5% of each class of our outstanding common stock. As of January 25, 2023, there were 9,677,734 shares of our common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse. The Company does not know of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Beneficial owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Named Executive Officers
Jennifer Ernst(2)	1,311,543	13.4%
Veronica Cai	—	—
Blake Gurfein, PhD(3)	160,261	1.7%
Dean Zikria(4)	23,338	*
Sheryle Bolton(5)	23,338	*
Karen Drexler(6)	47,664	*
All directors and named executive officers as a group (6 persons)	1,566,144	15.8%

5% or Greater Shareholders
John Claude(7)	1,196,000	12.4%
Grand Magnolia Enterprises(8)	485,838	5.0%

*	Less than 1%
(1)	Unless otherwise indicated in the footnotes to the table, the address for each beneficial owner listed is c/o Tivic Health Systems, Inc., 25821 Industrial Blvd., Suite 100, Hayward, CA 94545.
(2)

Includes 1,199,877 shares of common stock held by Ms. Ernst, and options to purchase 111,666 of common stock that are vested and exercisable (or will be vested and exercisable within 60 days of January 3, 2023).

(3)

Includes 111,979 shares of common stock held by Dr. Gurfein, as well as options to purchase 48,282 shares of common stock that are vested and exercisable (or will be vested and exercisable within 60 days of January 3, 2023).

(4)	Includes options to purchase 23,338 shares of common stock that are vested and exercisable (or will be vested and exercisable within 60 days of January 3, 2023).
(5)	Includes options to purchase 23,338 shares of common stock that are vested and exercisable (or will be vested and exercisable within 60 days of January 3, 2023).
(6)

Includes 18,076 shares of common stock held by Ms. Drexler, and options to purchase 29,588 shares of common stock that are vested and exercisable (or will be vested and exercisable within 60 days of January 3, 2023).

(7)

Includes 1,196,000 shares of common stock held by Mr. Claude, based solely upon information contained in a Schedule 13G filed by Mr. Claude on February 14, 2022. Mr. Claude is a former director of the Company.

(8)

Includes 485,838 shares of common stock held by Grand Magnolia Enterprises (“Grand Magnolia”), based solely upon the Company’s records. The address of Grand Magnolia is 477 Cooper Road, Suite 480, Westerville, Ohio 43081.

DESCRIPTION OF CAPITAL STOCK

We are offering shares of common stock (and/or Pre-Funded Warrants in lieu thereof) in this offering at an assumed public offering price of $0.70 per share.

These shares (and/or Pre-Funded Warrants in lieu thereof) are being issued pursuant to an underwriting agreement between us and the underwriter. You should review the underwriting agreement filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to this offering.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of January 25, 2023, there are 9,677,734 shares of common stock outstanding, and zero shares of preferred stock outstanding.

In addition, as of January 25, 2023, there were outstanding options to purchase 1,268,850 shares of common stock and outstanding warrants to purchase 272,680 shares of common stock.

This description is intended as a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed, or incorporated by reference, as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our Charter to alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our common stock do not have cumulative voting rights. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Except as otherwise provided by our Charter, bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, all other matters presented to our stockholders at a duly called or convened meeting, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Dividends

Dividends may be declared and paid on shares of our common stock as and when determined by our board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock and to the requirements of applicable law. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares, and there are no redemption or sinking funds provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

No series of preferred stock are currently designated, and there are no shares of preferred stock currently outstanding. Under the terms of our Charter, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, such negotiation could result in an improvement of the terms of such proposals.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Certain provisions set forth in our amended and restated certificate of incorporation, our amended and restated bylaws, and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Classified Board of Directors

Our Board is divided into three classes serving three-year terms, with one class being elected each year by a plurality of the votes cast by the stockholders entitled to vote on the election.

Proposals of business and nominations.

Our amended and restated bylaws generally regulate proposals of business and nominations for election of directors by stockholders. In general, Section 2.5 requires stockholders intending to submit proposals or nominations at a stockholders meeting to provide the Company with advance notice thereof, including information regarding the stockholder proposing the business or nomination as well as information regarding the proposed business or nominee. Sections 2.4 and 2.5 provides a time period during which business or nominations must be provided to the Company that will create a predictable window for the submission of such notices, eliminating the risk that the Company finds a meeting will be contested after printing its proxy materials for an uncontested election and providing the Company with a reasonable opportunity to respond to nominations and proposals by stockholders.

Blank Check Preferred Stock.

Our Board has the right to issue preferred stock in one or more series and to determine the designations, rights, preferences of such preferred stock without stockholder approval.

Board Vacancies.

Our amended and restated bylaws generally provide that only our Board (and not the stockholders) may fill vacancies and newly created directorships.

While the foregoing provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board, and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset, stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of Section 203 to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Listing

Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “TIVC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent’s principal business address is 90 Park Avenue, 25th Floor, New York, NY 10016, and its telephone number is 800-468-9716.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering an aggregate of 7,142,857 shares of our common stock and/or Pre-Funded Warrants to purchase shares of our common stock at an assumed price of $0.70 per share (based upon the last reported sale price of our common stock on the Nasdaq Capital market on January 25, 2023). To the extent Pre-Funded Warrants are sold in this offering, the shares of common stock and Pre-Funded Warrants will be issued separately. We are also registering the shares of common stock issuable from time to time upon exercise of the Pre-Funded Warrants offered hereby.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” in this prospectus.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrants for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price equal to $0.001 per share of common stock. The Pre-Funded Warrants will be exercisable immediately, and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of common stock and the exercise price.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and within the earlier of (i) two trading days and (ii) the number of trading days comprising the standard settlement period with respect to the shares of common stock as in effect on the date of delivery of the notice of exercise thereafter, payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder may not exercise any portion of the Pre-Funded Warrants to the extent that the holder, together with its affiliates and any other persons acting as group together with any such persons, would own more than 4.99% (or, at the election of the purchaser, 9.99%) of the number of shares of our common stock outstanding immediately after exercise (the “Beneficial Ownership Limitation”); provided that a holder with Beneficial Ownership Limitation of 4.99%, upon notice to use and effective 61 days after the date such notice is delivered to us may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after exercise.

Cashless Exercise

The Pre-Funded Warrants may also be exercised, in whole or in part, at such time by means of “cashless exercise” in which the holder shall be entitled to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Pre-Funded Warrants, which generally provides for a number of shares of common stock equal to (A)(1) the last closing trade price for such security on the Nasdaq Capital Market on (x) the trading day immediately preceding the date of the applicable notice of exercise, if the notice of exercise is executed and delivered on day that is not a trading day or prior to the opening of “regular trading hours” on a trading day or (y) the trading day of the notice of exercise, if the notice of exercise is executed and delivered after the close of “regular trading hours” on such trading day; (2) at the option of the holder, either (x) the volume weighted average price on the trading day immediately preceding the date of the applicable notice of exercise or (y) the bid price of our common stock on the Nasdaq Capital Market as of the time of the holder’s execution of the applicable notice of exercise if such notice of exercise is executed during “regular trading hours” on a trading day and is delivered within two hours thereafter (including until two hours after the close of “regular trading hours” on a trading day); or (3) the last closing trade price for such security on the Nasdaq Capital Market on the day of the notice of exercise, if the notice of exercise is executed and delivered after “regular trading hours” on a trading day, less (B) the exercise price, multiplied by (C) the number of shares of common stock the Pre-Funded Warrant was exercisable into, with such product then divided by the number determined under clause (A) in the this sentence.

Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the Pre-Funded Warrants. Rather, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole shares of common stock.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. The shares of common stock issuable upon exercise of the Pre-Funded Warrants are currently listed on the Nasdaq Capital Market under the symbol “TIVC.”

Rights as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of the underlying shares of common stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our ordinary shares represented by shares of common stock, including any voting rights, until they exercise their Pre-Funded Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Governing Law

The Pre-Funded Warrants are governed by New York law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares of common stock and Pre-Funded Warrants acquired in this offering. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of shares of our common stock and/or Pre-Funded Warrants, or that any such contrary position would not be sustained by a court.

We assume in this discussion that the shares of common stock and Pre-Funded Warrants will be held as capital assets (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the Medicare contribution tax or the alternative minimum tax and does not address state or local taxes or U.S. federal gift and estate tax laws, except as specifically provided below with respect to non-U.S. holders, or any non-U.S. tax consequences that may be relevant to holders in light of their particular circumstances. This discussion also does not address the special tax rules applicable to particular holders, such as:

•	persons who acquired shares of our common stock or other securities as compensation for services;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations or tax-qualified retirement plans;

•	pension plans;

•	regulated investment companies or real estate investment trusts;

•	owners that hold the shares of common stock or Pre-Funded Warrants as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	insurance companies;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax; and

•	certain U.S. expatriates, former citizens, or long-term residents of the United States.

In addition, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold shares of our common stock or Pre-Funded Warrants through partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold shares of our common stock or Pre-Funded Warrants should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of shares of our common stock or Pre-Funded Warrants through a partnership or other pass-through entity, as applicable.

This discussion of U.S. federal income tax considerations is for general information purposes only and is not tax advice. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock and Pre-Funded Warrants.

For the purposes of this discussion, a “U.S. Holder” means a beneficial owner of shares of our common stock or Pre-Funded Warrants that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of shares of our common stock or Pre-Funded Warrants that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, a Pre-Funded Warrant should be treated as a share of common stock for U.S. federal income tax purposes and a holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of common stock, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the share of common stock received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the share of common stock received upon exercise, increased by the exercise price of $0.001 per share. If a Pre-Funded Warrant is not treated as a share of common stock for U.S. federal income tax purposes and is instead treated as an option to acquire common stock, then the U.S. federal income tax treatment of Pre-Funded Warrants generally should be the same as the treatment of warrants, as discussed below. Each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of Pre-Funded Warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Exercise and Expiration of Pre-Funded Warrants

Except as discussed below with respect to the cashless exercise of a Pre-Funded Warrant, a U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a Pre-Funded Warrant. The U.S. Holder will take a tax basis in the shares acquired on the exercise of a Pre-Funded Warrant equal to the exercise price of the Pre-Funded Warrant, increased by the U.S. Holder’s tax basis in the Pre-Funded Warrant exercised. If a Pre-Funded Warrant is not treated as a share of common stock for U.S. federal income tax purposes, as discussed above, and is instead treated as an option to acquire common stock, then the holding period of common stock acquired upon exercise of Pre-Funded Warrants would not include the period during which the Pre-Funded Warrants were held and instead, will begin on the date of exercise or possibly the day after such exercise, and will not include any period for which the U.S. Holder held the Pre-Funded Warrant.

The lapse or expiration of a Pre-Funded Warrant will be treated as if the U.S. Holder sold or exchanged the Pre-Funded Warrant and recognized a capital loss equal to the U.S. Holder’s tax basis in the Pre-Funded Warrant. The deductibility of capital losses is subject to limitations.

The tax consequences of a cashless exercise of a Pre-Funded Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the common stock received generally would equal the U.S. Holder’s tax basis in the Pre-Funded Warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the common stock would be treated as commencing on the date of exercise of the Pre-Funded Warrant or the day following the date of exercise of the Pre-Funded Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the Pre-Funded Warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered Pre-Funded Warrants having an aggregate fair market value equal to the exercise price for the total number of Pre-Funded Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock received in respect of the Pre-Funded Warrants deemed surrendered and the U.S. Holder’s tax basis in such Pre-Funded Warrants. Such gain or loss would be long-term or short-term, depending on the U.S. Holder’s holding period in the Pre-Funded Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common stock received would equal the sum of the U.S. Holder’s initial investment in the exercised Pre-Funded Warrants and the exercise price of such Pre-Funded Warrants. It is unclear whether a U.S. Holder’s holding period for the common stock would commence on the date of exercise of the Pre-Funded Warrant or the day following the date of exercise of the Pre-Funded Warrant. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Notwithstanding the foregoing, if a Pre-Funded Warrant is treated as a share of Common Stock for U.S. federal income tax purposes as noted above in the section titled “—Treatment of Pre-Funded Warrants,” the exercise of Pre-Funded Warrants upon a cashless exercise generally should not be a taxable event and the holding period of a Pre-Funded Warrant should carry over to the share of common stock received upon exercise.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of the Pre-Funded Warrants.

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of shares of our common stock in the foreseeable future. In the event that we do make distributions on shares of our common stock to a U.S. Holder, those distributions generally will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of shares of common stock, as described below under the section titled “—Disposition of Our Common Stock or Pre-Funded Warrants.”

Certain Adjustments to Pre-Funded Warrants

The number of shares of common stock issued upon the exercise of the Pre-Funded Warrants and the exercise price of Pre-Funded Warrants are subject to adjustment in certain circumstances. Adjustments (or failure to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may, in some circumstances, result in a constructive distribution to the U.S. Holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of Pre-Funded Warrants generally will not be deemed to result in a constructive distribution. If an adjustment is made that does not qualify as being made pursuant to a bona fide reasonable adjustment formula, a U.S. Holder Pre-Funded Warrants may be deemed to have received a constructive distribution from us, even though such U.S. Holder has not received any cash or property as a result of such adjustment. The tax consequences of the receipt of a distribution from us are described above under “Distributions.”

Disposition of Our Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition (other than a redemption treated as a distribution, which will be taxed as described above under “Distributions”) of shares of common stock or Pre-Funded Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common stock or Pre-Funded Warrants. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common stock or Pre-Funded Warrants exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. Holders who recognize losses with respect to a disposition of shares of common stock or Pre-Funded Warrants should consult their own tax advisors regarding the tax treatment of such losses.

Information Reporting and Backup Reporting

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock and Pre-Funded Warrants and to the proceeds of a sale or other disposition of common stock and Pre-Funded Warrants paid by us to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. Holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Tax Considerations Applicable to Non-U.S. Holders

Exercise and Expiration of Pre-Funded Warrants

In general, a Non-U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of Pre-Funded Warrants into shares of common stock; however, to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the discussion below under “Disposition of our Common Stock or Pre-Funded Warrants”.

The expiration of a Pre-Funded Warrant will be treated as if the Non-U.S. Holder sold or exchanged the Pre-Funded Warrant and recognized a capital loss equal to the Non-U.S. Holder’s tax basis in the Pre-Funded Warrant. However, a Non-U.S. Holder will not be able to utilize a loss recognized upon expiration of a Pre-Funded Warrant against the Non-U.S. Holder’s U.S. federal income tax liability unless the loss is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base in the United States) or is treated as a U.S.-source loss and the Non-U.S. Holder is present 183 days or more in the taxable year of disposition and certain other conditions are met.

Certain Adjustments to Pre-Funded Warrants

As described under “—U.S. Holders—Certain Adjustments to Pre-Funded Warrants,” an adjustment to the Pre-Funded Warrants could result in a constructive distribution to a Non-U.S. Holder, which would be treated as described under “Distributions” below. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the Non-U.S. Holder. Non-U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the Pre-Funded Warrants.

In addition, regulations governing “dividend equivalents” under Section 871(m) of the Code may apply to the Pre-Funded Warrants. Under those regulations, an implicit or explicit payment under the Pre-Funded Warrants that references a dividend distribution on our common stock would possibly be taxable to a Non-U.S. Holder as described under “Distributions,” below. Such dividend equivalent amount would be taxable and subject to withholding whether or not there is actual payment of cash or other property, and the Company may satisfy any withholding obligations it has in respect of the Pre-Funded Warrants by withholding from other amounts due to the Non-U.S. Holder. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the application of Section 871(m) of the Code to the Pre-Funded Warrants.

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of our common stock in the foreseeable future. In the event that we do make distributions on shares of our common stock to a Non-U.S. Holder, those distributions generally will constitute dividends for U.S. federal income tax purposes as described in “—U.S. Holders—Distributions.”

Any distribution (including constructive distributions) on shares of our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid (or constructive dividends deemed paid) to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that the holder maintains in the United States) if a properly executed IRS

Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular tax rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Disposition of Our Common Stock or Pre-Funded Warrants

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition (other than a redemption treated as a distribution, which will be taxable as described above under “Distributions”) of shares of our common stock or Pre-Funded Warrants unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States; in these cases, the Non-U.S. Holder will be taxed on a net income basis at the regular tax rates and in the manner applicable to U.S. persons, and if the Non-U.S. Holder is a corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the Non-U.S. Holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder, if any; or

•

the common stock constitutes a U.S. real property interest because we are, or have been at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period of the common stock or Pre-Funded Warrants, if shorter), a “U.S. real property holding corporation,” unless the common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and the Non-U.S. Holder held no more than 5% of our outstanding shares of common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the Non-U.S. Holder held the common stock. Special rules may apply to the determination of the 5% threshold in the case of a holder of Pre-Funded Warrants. Non-U.S. Holders are urged to consult their own tax advisors regarding the effect of holding Pre-Funded Warrants on the calculation of such 5% threshold. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that the common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax considerations that could result if we are, or become a “U.S. real property holding corporation.”

See the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional information regarding withholding rules that may apply to proceeds of a disposition of the common stock or Pre-Funded Warrants paid to foreign financial institutions or non-financial foreign entities.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions (including constructive distributions) on the common stock or Pre-Funded Warrants paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends (or constructive dividends) on the common stock or Pre-Funded Warrants. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Holder, or otherwise establishes an exemption. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above under the heading “Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of the common stock or Pre-Funded Warrants by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on dividends (including constructive dividends) on, and gross proceeds from the sale or other disposition of, the common stock and Pre-Funded Warrants, if paid to a non-U.S. entity unless (i) if the non-U.S. entity is a “foreign financial institution,” the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the non-U.S. entity is not a “foreign financial institution,” the non-U.S. entity identifies certain of its U.S. investors, if any, or (iii) the non-U.S. entity is otherwise exempt under FATCA.

Withholding under FATCA generally will apply to payments of dividends (including constructive dividends) on our common stock and Pre-Funded Warrants. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of the common stock or Pre-Funded Warrants, under proposed U.S. Treasury Regulations withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a holder may be eligible for refunds or credits of the tax. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in the common stock or Pre-Funded Warrants.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. The foregoing may also apply to Pre-Funded Warrants. A

Non-U.S. Holder should consult his, her, or its own tax advisor regarding the U.S. federal estate tax consequences of the ownership or disposition of shares of the common stock, and Pre-Funded Warrants.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of the common stock or Pre-Funded Warrants, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock and Pre-Funded Warrants listed next to its name in the following table:

Underwriter	Number of Shares of Common Stock	Number of Pre-Funded Warrants
ThinkEquity LLC

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock Pre-Funded Warrants offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock and/or Pre-Funded Warrants are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock and/or Pre-Funded Warrants offered by this prospectus if any such shares of common stock and/or Pre-Funded Warrants, other than those shares of common stock and/or Pre-Funded Warrants covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to                  additional shares of our common stock and/or Pre-Funded Warrants at a public offering price of $                 per share/Pre-Funded Warrant, solely to cover over-allotments, if any. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock and/or Pre-Funded Warrants by the underwriters in excess of the total number of shares of common stock and/or Pre-Funded Warrants set forth in the table above. If any of these additional shares and/or Pre-Funded Warrants are purchased, the underwriters will offer the additional shares and/or Pre-Funded Warrants on the same terms as those on which the shares are being offered.

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock and the Pre-Funded Warrants to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share of common stock and $                 per Pre-Funded Warrant. If all of the shares of common stock and/or Pre-Funded Warrants offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Per Pre-Funded Warrant	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$	$
Underwriting discount and commissions (7%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$	$

(1)	The non-accountable expense allowance will not be payable with respect to the representative’s exercise of the over-allotment option, if any.

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the completion of the offering. The non-accountable expense allowance of 1% is not payable with respect to any shares and/or Pre-Funded Warrants sold upon exercise of the representative’s over-allotment option. We have paid an expense deposit of $25,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representative’s expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the shares of common stock to be sold in the offering (including the securities subject to the representative’s over-allotment option) with the SEC; (ii) all filing fees and expenses associated with the review of the offering by FINRA; (iii) all fees and expenses relating to the listing of our common stock on the Nasdaq Capital Market, including any fees charges by The Depository Trust for new securities; (iv) all fees, expenses and disbursements relating to background checks of our officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (v) all fees, expenses and disbursements relating to the registration or qualification of our common stock and/or Pre-Funded Warrants under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as the representative may reasonably designate; (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of our securities under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the underwriting agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (viii) the costs and expenses of our public relations firm; (ix) the costs of preparing, printing and delivering certificates representing our shares of common stock and/or Pre-Funded Warrants; (x) fees and expenses of the transfer agent for our common stock; (xi) stock transfer and/or stamp taxes, if any, payable upon the transfer of shares of our common stock from us to the representative; (xii) the costs associated with post-closing advertising this offering in the national editions of the Wall Street Journal and New York Times; (xii) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which we or our designee will provide within a reasonable time after the closing in such quantities as the representative may reasonably request, in an amount not to exceed $3,000; (xiii) the fees and expenses of our accountants; (xiv) the fees and expenses of our legal counsel and other agents and representatives; (xv) the fees and expenses of the underwriter’s legal counsel not to exceed $150,000; (xvi) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for this offering; (xvii) $10,000 for data services and communications expenses; (xviii) up to $10,000 of the representative’s actual accountable “road show” expenses; and (xix) up to $30,000 of the representative’s market making and trading, and clearing firm settlement expenses for this offering.

Our total estimated expenses of the offering, including registration and filing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $600,000

Representative’s Warrants

Upon completion of this offering, we have agreed to issue to the representative the representative’s warrants to purchase                  shares of common stock (         if the underwriter exercises its over-allotment option in full) (5% of the aggregate number of shares of common stock and Pre-Funded Warrants sold in this offering inclusive of the over-allotment). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four year period commencing 180 days following the commencement of sales of the securities issued in this offering.

The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, the representative’s warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and certain stockholders, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of three (3) months after the date of the closing of this offering. In addition, we have agreed that for a period of six (6) months after the closing of this offering that we will not directly or indirectly in any “at-the-market,” continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of the representative.

Determination of Offering Price

The public offering price of the shares of our common stock and Pre-Funded Warrants that we are offering was negotiated between us and the representative based on, among other things, the trading price of our common stock prior to the offering. Other factors considered in determining the public offering price of the shares of our common stock and/or Pre-Funded Warrants include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Right of First Refusal

In connection with our initial public offering that closed on November 15, 2021, we granted ThinkEquity LLC, for a period of eighteen (18) months following the closing of such offering, an irrevocable right of first refusal (the “Initial ROFR”) to act as sole and exclusive investment banker, sole and exclusive book-runner, and/or sole and exclusive placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such (eighteen) 18 month period for us, or any successor to our company or any subsidiary of our company, on terms and conditions customary to the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock or Pre-Funded Warrants offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “TIVC.” We do not intend to list the Pre-Funded Warrants on the Nasdaq Capital Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Except for services provided in connection with (i) this offering, (ii) our initial public offering that closed on November 15, 2021 in which the representative acted as sole underwriter and was paid an underwriting discount of 7% of the public offering price as well as a non-accountable expense allowance equal to 1% of the public offering price per share of common stock and warrants to purchase up to 172,500 shares of our common stock, and (iii) the representative acting as the exclusive financial advisor to us for any transaction involving a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination between us and Reliefband, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters or their affiliates may engage in passive market making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•

net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares of common stock, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the shares would be a breach of the CO or SFO.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the securities may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ — $$ — Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Procopio, Cory, Hargreaves & Savitch LLP, San Diego, California, has acted as our Company’s legal counsel and will pass upon the validity of the securities, other than the Pre-Funded Warrants and the Representative’s Warrants, offered by this prospectus. Carter Ledyard & Milburn LLP, New York, New York, has acted as special New York counsel to our Company by providing an opinion on the validity of the Pre-Funded Warrants and the Representative’s Warrants offered by this prospectus. Certain legal matters will be passed upon for the underwriters by Blank Rome, LLP, New York, New York.

EXPERTS

Rosenberg Rich Baker Berman, P.A., independent registered public accounting firm, has audited our financial statements at December 31, 2021 and 2020, and for the years then ended, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Rosenberg Rich Baker Berman P.A.’s report, given on their authority as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert named in the registration statement of which this prospectus forms a part as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with such registration statement) or counsel named in this prospectus as having given an opinion upon the validity of the securities being offered pursuant to this prospectus or upon other legal matters in connection with the registration or offering such securities was employed for such purpose on a contingency basis. Also, at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of such registration statement or that part of such registration statement to which such preparation, certification or opinion relates, no such person had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We also maintain a website at www.tivichealth.com. You may access these materials at our corporate website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our corporate website is not a part of this prospectus and the inclusion of our corporate website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

TIVIC HEALTH SYSTEMS, INC.

Financial Statements

For the Years Ended December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tivic Health Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tivic Health Systems, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tivic Health Systems, Inc. as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Tivic Health Systems, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Tivic Health Systems, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.

We have served as Tivic Health Systems, Inc. auditor since 2020.

Somerset, New Jersey

March 31, 2022

Tivic Health Systems, Inc.

Balance Sheets

December 31, 2021 and 2020

(in thousands, except share and per share data)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$12,975	$1,044
Accounts receivable, net	51	52
Inventory, net	429	241
Prepaid expenses and other current assets	834	160

Total current assets	14,289	1,497
Property and equipment, net	11	19
Right-of-use assets, operating lease	687	—
Other assets	49	15

Total assets	$15,036	$1,531

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$789	$370
Other accrued expenses	267	152
Operating lease liability, current	163	—
Notes payable, current	—	36
Conversion feature derivative liability	—	717

Total current liabilities	1,219	1,275
Operating lease liability	545	—
Notes payable	—	139
Convertible notes payable, net of debt discount	—	1,294

Total liabilities	1,764	2,708

Stockholders’ equity (deficit)
Convertible preferred stock, $0.0001 par value, none and 10,113,621 shares authorized at December 31, 2021 and 2020, respectively; 0 and 8,908,600 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	1
Preferred stock, $0.0001 par value, 10,000,000 and none shares authorized at December 31, 2021 and 2020, respectively, no shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Common stock, $0.0001 par value, 200,000,000 and 25,000,000 shares authorized at December 31, 2021 and 2020, respectively; 9,715,234 and 2,324,479 shares issued and outstanding at December 31, 2021 and 2020, respectively	1	—
Additional paid in capital	32,817	9,874
Accumulated deficit	(19,546)	(11,052)

Total stockholders’ equity (deficit)	13,272	(1,177)

Total liabilities and stockholders’ equity (deficit)	$15,036	$1,531

The accompanying notes are an integral part of these financial statements.

Tivic Health Systems, Inc.

Statements of Operations and Comprehensive Loss

Years Ended December 31, 2021 and 2020

(in thousands, except share and per share data)

	Years Ended December 31,
	2021	2020
Revenue	$1,166	$860
Cost of sales	1,295	1,085

Gross loss	(129)	(225)
Operating expenses:
Research and development	878	659
Sales and marketing	1,696	1,306
General and administrative	2,929	1,014

Total operating expenses	5,503	2,979

Loss from operations	(5,632)	(3,204)
Other income (expense):
Interest expense	(1,823)	(423)
Change in fair value of derivative liabilities	436	(27)
Loss on extinguishment of debt	(1,636)	—
Other income	162	15

Total other income (expense)	(2,861)	(435)

Loss before provision for income taxes	(8,493)	(3,639)
Provision for income taxes	1	—

Net loss and comprehensive loss	$(8,494)	$(3,639)

Net loss per share - basic and diluted	$(2.43)	$(1.58)
Weighted-average number of shares - basic and diluted	3,493,267	2,303,237

The accompanying notes are an integral part of these financial statements.

Tivic Health Systems, Inc.

Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 2021 and 2020

(in thousands except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at January 1, 2020	8,901,475	1	2,300,000	—	9,783	(7,413)	2,371
Issuance of convertible preferred stock, net of issuance costs	7,125	—	—	—	10	—	10
Exercise of stock options	—	—	24,479	—	3	—	3
Stock-based compensation expense	—	—	—	—	78	—	78
Net loss	—	—	—	—	—	(3,639)	(3,639)

Balances at December 31, 2020	8,908,600	$1	2,324,479	$—	$9,874	$(11,052)	$(1,177)
Conversion of convertible preferred stock to common stock	(8,908,600)	(1)	2,227,116	—	1	—	—
Conversion of convertible notes payable to common stock			1,204,160	—	7,656	—	7,656
Issuance of common stock, net of issuance costs			3,562,500	1	14,559	—	14,560
Exercise of stock options	—	—	396,979	—	62	—	62
Issuance of warrants	—	—	—	—	608	—	608
Stock-based compensation expense	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(8,494)	(8,494)

Balances at December 31, 2021	0	$0	9,715,234	$1	$32,817	$(19,546)	$13 ,272

The accompanying notes are an integral part of these financial statements.

Tivic Health Systems, Inc.

Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in thousands)

	Years Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(8,494)	$(3,639)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	57	78
Depreciation	8	8
Change in fair value of derivative liabilities	(436)	27
Amortization of debt discount	1,747	411
Loss on extinguishment of debt	1,636	—
Amortization of right-of-use asset	16	—
Noncash interest	76	—
Forgiveness of PPP loan	(157)	—
Issuance of common stock warrant	280	—
Accounts receivable allowances	66	36
Reserve for inventory obsolescence	(8)	8
Changes in operating assets and liabilities:
Accounts receivable	(66)	(75)
Inventory	(181)	227
Prepaid expenses and other current assets	(707)	23
Accounts payable	419	1
Accrued expenses	128	(132)
Lease liabilities	4	—

Net cash used in operating activities	(5,612)	(3,027)

Cash flows from financing activities
Proceeds from notes payable borrowings	—	195
Repayment of notes payable borrowings	(19)	(21)
Proceeds from convertible notes payable borrowings	2,513	1,573
Proceeds from convertible notes payable borrowings – related party	100	—
Proceeds from exercise of stock options	62	3
Proceeds from issuance of common stock, net of issuance costs	14,887	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	10

Net cash provided by financing activities	17,543	1,760

Net increase (decrease) in cash and cash equivalents	11,931	(1,267)
Cash and cash equivalents
Beginning of period	1,044	2,311

End of period	$12,975	$1,044

Supplemental disclosures of cash flow information
Cash paid for income tax	$1	$1
Cash paid for interest	$—	$1
Supplemental disclosure on noncash financing activities
Issuance of conversion feature derivative liability	$1,355	$699
Conversion of convertible notes payable and accrued interest to common stock	$4,384	—
Conversion of convertible preferred stock to common stock	$1	$—
Reclassify conversion feature derivative liability to additional paid in capital	$1,636	$—
Issuance of common stock warrant	$328	$—
Recognition of right-of-use asset and operating lease liability	$704	$—

The accompanying notes are an integral part of these financial statements.

Tivic Health Systems, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

(in thousands except share and per share data)

1.	Formation and Business of the Company

Tivic Health Systems, Inc. (the “Company”), was incorporated in the state of California on September 22, 2016 for the purpose of developing and commercializing microcurrent therapy solutions to address inflammation. The Company’s primary product, ClearUP, is a medical device intended to relieve sinus and nasal inflammation. The Company is headquartered in Hayward, California.

Effective as of June 7, 2021, the Company reincorporated as a Delaware corporation, which included establishment of $0.0001 par value for convertible preferred stock and common stock. The financial statements have been retroactively adjusted as if the change in corporation status occurred on January 1, 2020.

The Company has experienced losses and negative cash flows from operations. During the year ended December 31, 2021, the Company incurred a net loss of $8,494 and used $5,612 of cash for operations. At December 31, 2021, the Company had an accumulated deficit of $19,546. Cash and cash equivalents at December 31, 2021 were $12,975. Management expects to incur substantial additional operating losses for at least the next two years to expand its markets, complete development of new products, obtain regulatory approvals, launch and commercialize our products and continue research and development programs. The Company believes it has adequate cash and financial resources to operate for at least the next twelve months from the date of issuance of these financial statements.

Our future capital requirements will depend upon many factors, including without limitation progress with developing, manufacturing and marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, our ability to establish collaborative arrangements, marketing activities and competing technological and market developments, including regulatory changes and overall economic conditions in our target markets. Our ability to generate revenue and achieve profitability requires us to successfully market and secure purchase orders for our products and services from customers currently identified in our sales pipeline as well as new customers. We also will be required to efficiently manufacture and deliver equipment on those purchase orders. These activities, including our planned research and development efforts, will require significant uses of working capital. There can be no assurance that we will generate revenue and cash as expected in our current business plan. We may seek additional funds through equity or debt offerings and/or borrowings under additional notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms or at all, when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial conditions, or results of operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Reverse Stock Split

In August 2021, the Company’s Board of Directors and stockholders approved an amendment to the Company’s certificate of incorporation to effect a 1-for-4 reverse stock split of the issued and outstanding shares of the Company’s common stock which was effected on August 31, 2021. The par value of the common stock was not adjusted as a result of the reverse stock split. Accordingly, all common stock, convertible preferred stock conversion ratios, stock options and related per share amounts in these audited annual financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate.

Fair Value of Financial Instruments

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1    Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2    Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3    Inputs are unobservable in which there is little or no market data available, which require the reporting entity to develop its own assumptions that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. As of December 31, 2021 and 2020, cash equivalents was $12,793 and $639, respectively.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and returns and warranty reserves. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2021 and 2020, the allowance for doubtful accounts activity was $82 and $5, respectively. As of December 31, 2021 and 2020, the reserve for sales returns was $16 and $31, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out (FIFO) basis. Inventories are reviewed periodically to identify slow-moving inventory based on anticipated sales activity. As of December 31, 2021 and 2020, the reserve for obsolescence was $0 and $8, respectively.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, four years. Depreciation expense was $8 and $8 for the years ended December 31, 2021 and 2020, respectively. Upon retirement or sale of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Repairs and maintenance costs that do not improve or extend the lives of the respective assets are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. When indications of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets’ carrying value, the related assets will be written down to fair value. There were no impairments of the Company’s long-lived assets for the periods presented.

Derivative Instruments

The Company issued certain convertible notes in 2020 and 2021 which contained put options. These embedded put options are not considered clearly and closely related to the debt host and result in embedded derivatives that must be bifurcated and accounted for separately from the debt host. Accordingly, the Company has recorded these as a derivative financial liability.

Derivative financial liabilities are initially recorded at fair value, with gains and losses arising for changes in fair value recognized in the statement of operations at each period end while such instruments are outstanding. The liability is being valued using a probability weighted expected return model. The convertible notes issued in 2020 and 2021 were derecognized upon conversion of the convertible notes in 2021. See Note 8 for further discussion of the convertible notes and the embedded derivative liability.

Debt Discounts

Debt discounts and debt issuance costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense based on the related debt agreements using the effective-interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with Financial accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”). The adoption of this guidance did not have a material impact on the Company’s financial statements. The standard applies to all contracts with customers, except contracts that are within scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are in within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inceptions, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company sells its products through direct sales and independent distributors. Revenue is recognized when control of the promised goods is transferred to the customers or distributor, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when the Company concludes there is not a risk of significant revenue reversal in the future periods for the expected consideration in the transaction.

The Company may offer an extended warranty to its customers. The extended warranty is considered a separate performance obligation. The Company allocates the transaction price based on estimated relative standalone selling prices of the promised product and services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. As of December 31, 2021 and 2020, the Company’s deferred revenue for unrecognized extended warranties was $12 and $14, respectively, and is included in “Other Accrued Expenses” on the accompanying balance sheets.

Based on the Company’s assessment, it was determined that there were no contract assets as of December 31, 2021 and 2020 because receivables outstanding are unconditional and only the passage of time is required before payment of that consideration is due. The Company may receive payments at the onset of the contract and before goods have been delivered. In such instances, the Company records a deferred revenue liability. The Company recognizes these contract liabilities as sales after the revenue criteria are met. As of December 31, 2021 and 2020, the contract liability related to the Company’s deferred revenues approximated $3 and $2, respectively, and are included in “Other Accrued Expenses” on the accompanying balance sheets.

The Company relies on a third party to have procedures in place to detect and prevent credit card fraud as the Company has exposure to losses from fraudulent charges. The Company records the losses related to chargebacks as incurred.

The Company has also elected to exclude from the measurement of the transaction price sales taxes remitted to governmental authorities.

Sales Tax

Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and therefore, is excluded from net sales.

Shipping and Handling

Shipping and handling fees paid by customers are recorded within net sales, with the related expenses recorded in cost of sales. Shipping and handling fees paid by customers in the years ended December 31, 2021 and 2020 were $5 and $6, respectively. Shipping costs for delivery of product to customers in the years ended December 31, 2021 and 2020 were $90 and $71, respectively.

Product Warranty

The Company offers a one-year limited warranty on its products. The Company estimates the costs associated with the warranty obligation using historical data of warranty claims and costs incurred to satisfy those claims. Estimated warranty costs are expensed to cost of sales.

Sales and Marketing Expenses

Sales and marketing expenses are expensed as incurred and consist primarily of merchandising, customer service and targeted online marketing costs, such as display advertising, keyword search campaigns, search engine optimization and social media and offline marketing costs such as television, radio and print advertising. Sales and marketing expenses also include payroll costs and stock-based compensation expense for employees involved in marketing activities. Sales and marketing expenses are primarily related to growing and retaining the customer base. Advertising and other promotional costs to market the Company’s products and services amounted to $660 and $688 for the years ended December 31, 2021 and 2020, respectively.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, the cost of services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards to employees and non-employees on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company measures equity-based compensation awards granted to non-employees at fair value as the awards vest and recognizes the resulting value as compensation expense at each financial reporting period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, expected dividend yield, expected term, risk-free rate of return, and the estimated fair value of the underlying common stock. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the life science industry. The Company uses the simplified method, which is the average of the final vesting tranche date and the contractual term, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company accounts for forfeitures as they occur.

Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the Company’s Chief Executive Officer to make decisions with respect to resource allocation and assessment of performance. To date, the Company has viewed its operations and manages its business as one operating segment.

Net Loss per Common Share

Basic net loss per share is computed using the “two-class” method which includes the weighted average number of shares of common stock outstanding during the period and other securities that participate in dividends (a participating security). The Company’s convertible preferred stock are participating securities as defined by ASC 260-10, Earnings per Share. During the periods where the Company incurs net losses, the Company allocates no loss to participating securities because these securities have no contractual obligation to share in the losses of the Company. Under the two-class method, basic net loss per share applicable to common stockholders is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional shares for the potential dilutive effects of warrants, convertible preferred stock and stock options outstanding during the period calculated in accordance with the treasury stock method, or the two-class method, whichever is more dilutive. The Company allocates net earnings on a pari passu (equal) basis to both common and preferred stockholders. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses. For all periods presented, basic and diluted net loss per share are the same, as any additional share equivalents would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes to the amounts expected to be realized.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merit, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents include a checking account held at one financial institution in the United States. At times, such deposits may be in excess of insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution. The Company has not experienced any losses on its deposits of cash and cash equivalents. As of December 31, 2021 and 2020, the Company had cash and cash equivalents balances exceeding FDIC insured limits by $12,543 and $107, respectively.

The Company extends credit to customers in the normal course of business and performs credit evaluations of its customers. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements.

As of December 31, 2021, the Company had two customers whose accounts receivable balances each totaled more than 10% or more of the Company’s total accounts receivable (54% and 39%) compared with one such customer at December 31, 2020 (100%).

For the year ended December 31, 2021, the Company had two customers who individually accounted for 10% or more of the Company’s total revenue (22% and 12%) compared with two customers for the year ended December 31, 2020 (23% and 15%).

COVID-19

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. The pandemic continues to cause major disruptions to businesses and markets worldwide as the virus spreads or has a resurgence in certain jurisdictions. A number of countries as well as many states and cities within the United States have implemented measures in an effort to contain the virus, including physical distancing, travel restrictions, border closures, limitations on public gatherings, work from home and closure of or restrictions on nonessential businesses. The effects of the outbreak are still evolving, and the ultimate severity and duration of the pandemic and the implications on global economic conditions remains uncertain.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the circumstances present. The Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset’s economic benefits. The Company determines the initial classification and measurement of its operating right-of-use (“ROU”) assets and operating lease liabilities at the lease commencement date, and thereafter if modified. The lease term includes any renewal options that the Company is reasonably assured to exercise. The Company’s policy is to not record leases with a lease term of 12 months or less on its balance sheets. The Company’s only existing lease is for office space.

The ROU asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term.

Lease expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expense in the statement of operations.

The Company’s facility lease contracts often include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Recently adopted accounting standards and recently issued accounting pronouncements

Recently adopted accounting standards:

ASU 2016-02, Leases (Topic 842)

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, which changes how lessees account for leases. For most leases qualified as operating, the standard requires a liability to be recorded on the balance sheet based on the present value of future lease obligations with a corresponding right-of-use asset. For leases classified as operating leases, the Company is now required to recognize lease costs on a straight-line basis based on the combined amortization of the lease obligation and the right-of-use asset. Similar to capital leases under the previous accounting standard, leases are accounted for as finance leases when the relevant criteria are met. On June 3, 2020, the FASB extended the adoption date for all other entities, including emerging growth companies (“EGCs”), as defined by the SEC, that have elected to defer adoption until the standard is effective for non-public business entities, to annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted. The Company adopted the accounting standard update effective January 1, 2021. The adoption of this ASU did not have a material impact to the Company’s financial statements.

ASU 2019-12 - Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12 which reduces the complexity of accounting for income taxes by eliminating certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740, Income Taxes. Additionally, the ASU simplifies GAAP by amending the requirements related to the accounting for “hybrid” tax regimes and also by adding the requirement to evaluate when a step up in the tax basis of goodwill should be considered part of the business combination and when it should be considered a separate transaction. Certain of the provisions are to be applied retrospectively with other provisions applied prospectively.

The Company adopted this new ASU effective January 1, 2021. The adoption of this ASU did not have a material impact to the Company’s financial statements.

Recently issued accounting pronouncements:

ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and Subsequent Amendments

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 (which was then further clarified in subsequent ASUs), which requires that credit losses for certain types of financial instruments, including accounts receivable, be estimated based on expected credit losses among other changes. This guidance is effective for annual and interim periods beginning after December 15, 2019 for SEC filers, December 15, 2020 for public business entities that are not SEC filers, and December 15, 2021 for all other entities, including EGCs that have elected to defer adoption until the guidance becomes effective for non-public entities, with early adoption permitted. The Company elected to defer adoption of the ASU as an ECG. The Company is currently evaluating the impact of the accounting standard update on its financial statements.

ASU 2021-04 - Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Based Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options

In May 2021, the FASB issued ASU 2021-04 which clarified an issuer’s accounting for modification or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The provisions of ASU No. 2021-04 are effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within those annual periods, with early adoption permitted, including adoption in any interim period for public business entities for periods for which financial statements have not yet been issued or made available for issuance. This ASU shall be applied on a prospective basis. The Company is currently evaluating the impact of the accounting standard update on its financial statements.

3.	Financial Instruments and Fair Value Measurements

The Company’s financial instruments consist of money market funds and conversion right liability. The following tables show the Company’s cash equivalents and conversion right liability’s carrying value and fair value at December 31, 2021 and 2020:

	As of December 31, 2021
	Carrying Amount	Fair Value	Quoted Priced in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Money market funds	$12,793	$12,793	$12,793	$—	$—

Total assets	$12,793	$12,793	$12,793	$—	$—

	As of December 31, 2020
	Carrying Amount	Fair Value	Quoted Priced in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Money market funds	$639	$639	$639	$—	$—

Total assets	$639	$639	$639	$—	$—

Liabilities
Conversion feature derivative liability	$717	$717	$—	$—	$717

Total liabilities	$717	$717	$—	$—	$717

Cash equivalents – Cash equivalents of $12,793 and $639 as of December 31, 2021 and 2020, respectively, consisted of money market funds. Money market funds are classified as Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Conversion feature derivative liability – The fair value of the conversion feature derivative liability is derived through the Monte Carlo method and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The conversion right liability outstanding when the Preferred Stock Series Seed was issued in July 2019 was reclassified to additional paid-in capital.

Conversion Right Liability
Balance at January 1, 2020	—
Issuance of convertible rights	690
Changes in fair value	27

Balance at December 31, 2020	717
Issuance of convertible rights	1,355
Changes in fair value	(436)
Reclassification to additional paid-in capital	(1,636)

Balance at December 31, 2021	$—

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2021 and 2020. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2021 and 2020.

4.	Accounts Receivable Factoring

The Company entered into an accounts receivable factoring arrangement with a financial institution (the “Factor”) in May 2020. Pursuant to the terms of the arrangement, the Company, from time to time, sells to the Factor certain of its accounts receivable balances on a non-recourse basis for credit approved accounts. During the year ended December 31, 2020, the Company factored accounts receivable in the amount of $58 for a factored amount of $54. During the year ended December 31, 2021, the Company factored accounts receivable in the amount of $68 for a factored amount of $61. The fees related to factoring was $7 and $5 for the years ended December 31, 2021 and 2020, respectively, and recorded in general and administrative expenses. At December 31, 2021 and 2020, the outstanding amount of unpaid advances to the Factor was $0 and $4, respectively.

5.	Inventory, net

	December 31, 2021	December 31, 2020
Raw materials	$281	$171
Work in process	—	13
Finished goods	148	65

Inventory at cost	429	249
Less reserve for obsolescence	—	(8)

Inventory, net	$429	$241

6.	Commitments

The Company leased office space in Newark, California under a cancelable operating lease agreement, which was terminated in December 2021.

The Company executed a noncancelable operating lease for approximately 9,091 square feet of office space in Hayward, California in November 2021 as its headquarters. There lease expires in October 2025 and there is no option to renew for an additional term. The Company is obligated to pay, on a pro-rata basis, real estate taxes and operating costs related to the premises.

The lease cost for the year ended December 31, 2021 is as follows:

Operating lease cost	$21

Short term lease cost	28

Total lease cost	$49

Amounts reported in the balance sheet for leases where the Company is the lessee as of December 31, 2021 are as follows:

Right-of-use assets, operating lease	$503

Operating lease liabilities, current	$163
Operating lease liabilities, non-current	545

Total operating lease liabilities	$708

Remaining lease term (in years)	3.83
Discount rate	6.0%

Other information related to leases for the year ended December 31, 2021 is as follows:

Cash paid for amounts included in the measurement of lease liabilities	$—

Future minimum lease payments remaining as of December 31, 2021 under the operating lease by fiscal year are as follows:

Fiscal Year
2022	$202
2023	206
2024	210
2025	178

Total minimum lease payments	796
Less imputed interest	(88)

Present value of lease payments	$708

Rent expense recorded during the year ended December 31, 2020 was $55.

At December 31, 2021, there were no purchase commitments with third-party suppliers.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when future expenditures are probable and such expenditures can be reasonably estimated. The Company recorded no liabilities for contingent matters as of December 31, 2021.

7.	Notes Payable

On April 18, 2020, the Company applied for a loan pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), as administered by the U.S. Small Business Administration (the “SBA”). The loan, in the principal amount of $156, was disbursed by Bank of the West (“Lender”) on May 7, 2020, pursuant to a Paycheck Protection Program Promissory Note and Agreement (the “Note and Agreement”).

The program was later amended by the Paycheck Protection Flexibility Act of 2020 whereby debtors were granted a minimum maturity date of the five-year anniversary of the funding date and a deferral of ten months from the end of the covered period. The PPP Loan bears interest at a fixed rate of 1.00% per annum. Monthly principal and interest payments, less the amount of any potential forgiveness (discussed below), will commence after the sixteen-month anniversary of the funding date. The Company did not provide any collateral or guarantees for the PPP Loan, nor did the Company pay any facility charge to obtain the PPP Loan. The Note and Agreement provides for customary events of default, including those relating to failure to make payment, bankruptcy, breaches of representations and material adverse effects. The Company may prepay the principal of the PPP Loan at any time without incurring any prepayment charges.

All or a portion of the PPP Loan may be forgiven by the SBA upon application to the Lender by the Company within 10 months after the last day of the covered period. The Lender will have 90 days to review borrower’s forgiveness application and the SBA will have an additional 60 days to review the Lender’s decision as to whether the borrower’s loan may be forgiven. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, and covered utilities, and certain covered mortgage interest payments during the twenty-four-week period beginning on the date of the first disbursement of the PPP Loan. For purposes of the CARES Act, payroll costs exclude compensation of an individual employee earning more than $100, prorated annually. Not more than 40% of the forgiven amount may be for non-payroll costs. Forgiveness is reduced if full-time headcount declines, or if salaries and wages for employees with salaries of $100 or less annually are reduced by more than 25%. The Company obtained forgiveness of the PPP Loan on May 11, 2021.

On August 10, 2020, the Company entered into an agreement with Alliant Insurance Services, Inc. to finance its 2020 to 2021 insurance premiums with First Insurance Funding Corp. in the amount of $39. The interest rate on the note payable is 4.20% and the note is payable with a down payment at borrowing of $6 and nine equal monthly instalment payments beginning in September 2020. The outstanding balance as of December 31, 2020 was $19. The note was paid off in 2021.

On October 28, 2021, the Company entered into a Revolving Line of Credit Note with Tethered LLC (“Tethered”) providing the Company with a $250 thousand revolving line of credit (the “Line of Credit”). The Line of Credit allows the Company to request advances thereunder until December 3, 2022 (the “Maturity Date”). Advances drawn under the Line of Credit bear interest at an annual rate of 6.0%, and each advance will be payable on the Maturity Date with the interest on outstanding advances payable monthly. The Company may, at its option, prepay any borrowings under the Line of Credit, in whole or in part at any time prior to the Maturity Date, without premium or penalty. The Company has not drawn down on the Line of Credit as of December 31, 2021.

8.	Convertible Notes Payable

In the year ended December 31, 2020, the Company issued convertible notes payable to various investors for total proceeds of $1,595. The notes are unsecured, have interest accrued at a rate of 3% per annum and have a term of two years.

In March and April, 2021, the Company issued convertible notes payable to various investors for total proceeds of $415. The notes are unsecured, have interest accrued at a rate of 3% per annum and mature on June 1, 2022.

In June 2021, the Company issued convertible note payable to various investors for total proceeds of $332. The notes are unsecured, have interest accrued at a rate of 3% per annum and mature on June 1, 2023.

In June 2021, the Company issued convertible notes payable to various investors for $1,592 with original issue discount of $176, and total proceeds of $1,416. The notes are unsecured, have interest accrued at a rate of 3% per annum and mature on June 1, 2023.

In July 2021, the Company issued convertible note for $518 with original issue discount of $68, and total proceeds of $450. The note is unsecured, has interest accrued at a rate of 3% per annum and matures on June 1, 2023. The combined original issue discount for the June and July convertible notes is $244.

The Notes issued in 2021 and 2020 have the following terms and conditions for conversion:

Auto Conversion upon Qualified Financing

Qualified Financing is defined as the closing of an equity financing undertaken by the Company before the Maturity Date, principally for capital raising purposes, in which the aggregate amount of gross proceeds (not including cancellation of the indebtedness represented by all Notes and other convertible securities that will convert) received by the Company is at least $2,000 in the aggregate.

The Notes shall be automatically canceled on the date of the initial closing of a Qualified Financing, and the outstanding Principal Amount and, at the election of the Company, all accrued but unpaid interest thereon, shall be automatically converted at a conversion price per share equal to the lesser of:

(x) a Discount Percentage of the price per share of Qualified Securities sold to the investors in a Qualified Financing of 25%,

and

(y) the quotient of (A) the Cap value divided by (B) the number of outstanding shares of the Company, on a Fully Diluted Basis, as determined immediately prior to the Qualified Financing. The Cap value is $40 million.

The conversion shall be deemed to occur immediately prior to the consummation of the Qualified Financing. In the event of a conversion of the Notes in connection with a Qualified Financing, the Company may, solely at its option, elect to convert the Notes into Shadow Preferred.

Shadow Preferred means the shares of a series of Preferred Stock issued in the Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Qualified Securities, other than with respect to:

(i)	the per share liquidation preference; and

(ii)	the percentage of the conversion price to determine the per share dividend rights.

Conversion Upon Change in Control

In the event of a Change in Control prior to the Maturity Date or prior to the conversion of this Note, the outstanding Principal Amount and, at the election of the Company, all accrued but unpaid interest thereon, on the date of conversion will be converted, immediately prior to the consummation of the transaction constituting a Change in Control, into that number of shares of Common Stock, as follows:

At the election of the holders,

(i) the outstanding Principal Amount and accrued interest will be converted into that number of Preferred Conversion Stock equal to the quotient obtained by dividing (x) the outstanding principal amount and all accrued interest by (y) the Preferred Conversion Price,

or

(ii) Holder shall receive an amount equal to 1.5X the principal amount outstanding. Accrued interest which is not converted into Common Stock shall be paid to Holder in cash.

Conversion at Maturity

Based on the terms and conditions of the note, the following would occur at maturity:

The outstanding Principal Amount and all accrued interest shall convert into Preferred Conversion Stock equal to the quotient obtained by dividing (x) the outstanding Principal Amount and accrued interest by (y) the Preferred Conversion Price.

The conversion features in the Notes met the accounting definition of an embedded derivative and required separate accounting. The Company value the embedded derivative on the Notes using the Monte Carlo simulation method which included significant estimates regarding the expected time to conversion, volatility, and discount rate. The estimated fair value of these derivatives was recorded as a discount to the Notes and a derivative liability. The debt discount was amortized to interest expense over the expected term of the Notes. The liability was remeasured to fair value at year end with the offsetting amount recorded in other income, expense.

On November 10, 2021, upon the conversion of the convertible notes payable to common stock, the derivative liability associated with the converted notes was marked to market fair value and reclassified to Additional Paid in Capital. The Company recorded a loss on extinguishment of debt of $1,636 upon conversion of the convertible notes payable.

Convertible notes issued, converted and outstanding are as follows:

Convertible Notes Payable
Balance at January 1, 2020	—
Issuance of convertible notes payable	1,572
Matured	—

Balance at December 31, 2020	$1,572
Issuance of convertible notes payable	2,857
Converted to common stock	(4,429)

Balance at December 31, 2021	—

Debt discount related to convertible notes are as follows:

Debt Discount
Balance at January 1, 2020	—
Debt discount recognized	690
Amortized to interest expense	(412)

Balance at December 31, 2020	$278
Debt discount recognized	1,600
Amortized to interest expense	(1,747)
Reclassified to additional paid-in capital upon conversion of convertible notes payable	(131)

Balance at December 31, 2021	—

9.	Convertible Preferred Stock

In July 2019, the Company raised $3,843 by issuing 2,787,854 shares of Series Seed Convertible Preferred Stock. Coincident with the issuance of Series Seed Preferred Stock, $870 of SAFEs converted to 774,894 shares of Series Seed Preferred Stock and $4,124 of convertible notes, including accrued interest, converted to 5,338,727 shares of Series Seed Preferred Stock.

The Company is authorized to issue up to 10,113,621 of convertible preferred stock with $0.0001 par value. 4,000,000 shares have been designated as Series Seed-1 convertible preferred stock, 774,894 shares have been designated as Series Seed-2 convertible preferred stock, 3,615,580 shares have been designated as Series Seed-3 convertible preferred stock and 1,723,147 shares have been designated as Series Seed-4 convertible preferred stock (collectively, “Series Seed Preferred” or “preferred stock“). At December 31, 2020, the Company had 8,908,600 of Series Seed Preferred issued and outstanding, respectively. In connection with the Initial Public Offering (“IPO”) on November 10, 2021, all of the Company’s convertible preferred stock outstanding at the time of the IPO automatically converted into an aggregate of 2,227,116 shares of common stock.

The holders of preferred stock have the rights, preferences, privileges and restrictions as set forth below:

Dividends:

The holders of preferred stock are entitled to receive dividends prior to and in preference to any declaration of payment of dividends on common stock, when and if declared by the Board of Directors. Any additional dividends will be paid ratably to holders of common and preferred stock, with the holders of preferred stock participating on an as-if converted basis. No dividends have been declared or paid prior to conversion to common stock in November 2021.

Voting Rights:

The holders of each share of preferred stock are entitled to voting rights equal to the number of shares of common stock into which the shares could be converted. As long as 2,419,099 shares of preferred stock remain outstanding, the holders of preferred stock, voting together as a class, shall be entitled to elect two members of the Company’s Board of Directors. The holders of common stock, voting together as a single class, shall be entitled to elect two members of the Company’s Board of Directors. Remaining members of the Company’s Board of Directors will be elected by the holders of a majority of the shares of preferred stock and common stock, voting together as a single class.

Liquidation Rights / Redemption Provision:

In the event of any liquidation, dissolution or winding up of the Company or a deemed liquidation event, whether voluntary or involuntary, the holders of preferred stock have liquidation preferences, before any distribution or payment is made to holders of any common stock, an amount per share equal to the original issue price of $5.6136 for Series Seed-1 preferred stock, $4.4908 for Series Seed-2 preferred stock, $2.3364 for Series Seed-3 preferred stock and $4.6724 for Series Seed-4 preferred stock as adjusted for stock splits, stock dividends, combinations, recapitalizations and the like, plus any declared but unpaid dividends. If the assets and funds to be distributed among the holders of preferred stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon completion of the payment of the full liquidation preference of preferred stock, the remaining assets of the Company, if any, shall be distributed ratably to the holders of preferred stock and common stock on a pari passu basis.

Redemption:

The preferred stock is not redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the preferred stock is contingently redeemable.

Conversion:

Each share of preferred stock is convertible into shares of common stock, at the option of the holder, at any time after date of issuance. Each share of preferred stock automatically converts to the number of shares of common stock determined in accordance with the conversion rate upon the earlier of (i) written consent of a majority of the then outstanding shares of preferred stock, voting together as a single class or (ii) the closing of a public offering, in which the gross cash proceeds are at least $20,000. At December 31, 2020, the conversion price for each share of Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock and Series Seed-4 preferred stock is $5.6136, $4.4908, $2.3364 and $4.6724, respectively. The conversion price is subject to downward adjustment if the Company issues options or convertible securities with exercise or conversion terms more favorable than the preferred stock.

Protective Provisions:

The holders of preferred stock have certain protective provisions. As long as 2,419,099 of the shares of Series Seed Preferred remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, reorganizations, reclassifications or the like), the Company shall not, either directly or by amendment, merger, consolidation, reclassification or otherwise, amend, alter or repeal any provision of the Company’s Certificate of Incorporation or Bylaws in a manner that would adversely alter the rights, preferences, and privileges of the Series Seed Preferred without first obtaining approval of the majority of the outstanding shares of Series Seed Preferred.

10.	Preferred Stock

There were no series of preferred stock designated and no shares issued or outstanding at December 31, 2021 and 2020.

The Company’s board of directors is authorized, without action by its stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the voting rights, designations, powers, preferences, the relative, participating, optional or other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of any series of preferred stock that they may designate in the future.

11.	Common Stock

At December 31, 2021 and 2020, there were 9,715,234 and 2,324,479 shares issued and outstanding, respectively.

On November 10, 2021, the Company completed an initial public offering (the “IPO”) of 3,450,000 shares of common stock, at a public offering price of $5.00 per share, including the exercise in full by the underwriters of their option to purchase up to 450,000 additional shares of common stock, for aggregate gross proceeds of $17,250 and its shares stared trading on The NASDAQ Capital Market under the ticker symbol “TIVC.” The Company received approximately $14,887 in net proceeds after deducting underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the closing of the IPO, all of the Company’s outstanding shares of convertible preferred stock at the time of the IPO automatically converted into 2,227,116 shares of common stock and the outstanding convertible notes payable borrowings of $4,384,000 converted to 1,204,160 shares of common stock.

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the rights of the preferred stockholders. As of December 31, 2021, no dividends on common stock had been declared by the Company. At December 31, 2021 and 2020, the Company had reserved shares of common stock for issuance as follows:

	December 31, 2021	December 31, 2020
Convertible preferred stock outstanding	—	2,227,116
Warrants to purchase common stock	272,680	—
Options issued and outstanding	607,219	799,469
Shares available for future stock option grants	707,250	157,321

Total	1,587,149	3,183,906

12.	Common Stock Warrants

In July 2021, the Company entered into a consulting agreement, pursuant to which 50,000 warrants to purchase common stock were granted and an additional 50,000 warrants to purchase common stock were granted in November 2021. The warrants are exercisable upon issuance, have an exercise price of $1.04 per share and have a term of five years. The consulting agreement is effective as of February 2021, has a monthly fee of $5 and a term of two years. The warrant were accounted for as an equity instrument.

The Company estimated the fair value of warrants granted in July 2021 and November 2021 using the Black-Scholes options valuation model. The fair value of the warrants of $280 is recognized as a General and Administrative expense and Additional Paid-In Capital.

In November 2021, the Company issued warrants to purchase 172,680 shares of common stock to employees of ThinkEquity, the underwriters of the IPO. The warrants may be exercised at any time on or after May 9, 2022, have an exercise price of $6.25 per share and a term of five years. The warrants were accounted for as an equity instrument.

The Company estimated the value of the warrants in November 2021 using the Black-Scholes options valuation model. The fair value of the warrants of $328 is recognized as issuance costs of the common stock issued in the IPO and Additional Paid-In Capital.

The fair value of the warrants was estimated on the date of grant using the following assumptions:

2021
Expected life (in years)	5.0
Expected volatility	50.29% - 85.37%
Risk-free interest rate	0.89% - 1.26%
Dividend yield	0%

A summary of the Company’s outstanding warrants as of December 31, 2021 is as follows:

Class of Shares	Number of Warrants	Exercise Price	Expiration Date
Common Stock	50,000	$1.04	July 1, 2026
Common Stock	50,000	$1.04	November 15, 2026
Common Stock	172,680	$6.25	November 10, 2026

13.	Equity Incentive Plans

2021 Equity Incentive Plan

In 2021, the Company adopted the 2021 Equity Incentive Plan (the “2021 Plan”). As of December 31, 2021, there were 937,500 shares of common stock authorized and 707,250 shares available for issuance under the 2021 Plan. Options granted under the 2021 Plan may be Incentive Stock Options or Non-statutory Stock

Options, as determined by the Compensation Committee of the Company’s board of directors, who is responsible for administering the 2021 Plan, at the time of grant. Stock Purchase Rights may also be granted under the 2021 Plan. The term shall be no more than ten years from the date of grant thereof. In the case of an Incentive Stock Option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option Agreement. To the extent outstanding awards under the 2021 Plan are forfeited or lapse unexercised, the shares of common stock subject to such awards will be available for future issuance under the 2021 Plan. The 2021 Plan provides that additional shares will automatically be added to the shares authorized for issuance under the 2021 Plan on January 1 of each year. The number of shares added each year will be equal to the lesser of: (i) 5.0% of the outstanding on December 31st of the preceding calendar year or (ii) such number of shares determined by the board of directors, in its discretion.

In the case of an Incentive Stock Option, (i) granted to an employee who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; (ii) granted to any other employee, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. In the case of a Non-statutory Stock Option, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing, options may be granted with a per share exercise price other than as required above pursuant to a merger or other corporate transaction.

The options may include provisions permitting exercise of the option prior to full vesting. Any unvested shares so purchased shall be subject to repurchase by the Company at the original exercise price of the option.

2017 Equity Incentive Plan

In 2017, the Company adopted the 2017 Equity Incentive Plan (the “2017 Plan”). On November 10, 2021, the 2017 Plan was replaced by the 2021 Plan, and future issuances of incentive instruments will be governed by that plan. To the extent that outstanding awards under the 2017 Plan are forfeited or lapse unexercised, the shares of common stock subject to such awards will no longer be available for future issuance.

The following table summarizes the option activity for the years ended December 31, 2021 and 2020:

			Options Outstanding
	Shares Available For Grant	Number of Options	Weighted Average Exercise Price	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in 000s)
Balances, January 1, 2020	397,519	583,750	$0.15	$0.07	8.26	$496
Options granted	(246,448)	246,448	$1.01	$0.44
Options forfeited / cancelled	4,558	(4,558)	$1.00	$0.45
Options expired	1,692	(1,692)	$1.00	$0.45
Options exercised	—	(24,479)	$0.12	$0.06

Balances, December 31, 2020	157,321	799,469	$0.41	$0.18	7.88	$505
Shares reserved for issuance	937,500	—
Reserved shares cancelled	(182,842)	—
Options granted	(280,250)	280,250	$4.06	$1.95
Options forfeited / cancelled	25,784	(25,784)	$0.40	$0.18
Options expired	49,737	(49,737)	$0.71	$0.31
Options exercised	—	(396,979)	$0.15	$0.07

Balances, December 31, 2021	707,250	607,219	$2.23	$1.06	8.56	$1,163

At December 31, 2021
Vested and exercisable		280,090	$0.66	0.28	7.40	$902

The weighted-average grant date fair value per share of stock options granted in 2021 and 2020 was $1.95 and $0.44, respectively. The aggregate intrinsic value of options vested and exercisable as of December 31, 2021 is calculated based on the difference between the exercise price and the current fair value of our common stock. The intrinsic value of options exercised in 2021 and 2020 was $523 and $1, respectively.

The following table sets forth the status of the Company’s non-vested restricted common stock awards issued to employees:

	Number of Shares	Weighted- Average Grant-Date Fair Value Per Share
Non-vested as of January 1, 2020	119,792	$—
Vested	(119,792)	$—

Non-vested as of December 31, 2020	—	$—
Issuance of restricted common stock	112,500	$0.36
Vested	(11,719)	$0.36

Non-vested as of December 31, 2021	100,781	$0.36

The fair value of restricted stock awards vested during the years ended December 31, 2021 and 2020 was $17 and $0, respectively.

Stock-Based Compensation

Options generally vest over four years whereby 25% vest upon the first anniversary of the issuance date and 1/48th per month thereafter. Stock-based compensation expense recognized during the years ended December 31, 2021 and 2020 was $57 and $78, respectively. As of December 31, 2021, there were total unrecognized compensation costs of $690 related to share-based payment awards which is expected to be recognized over a weighted-average amortization period of 3.5 years.

The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include valuations performed by an independent third-party, important developments in the Company’s operations, sales of the Company’s convertible preferred stock, actual operating results, financial performance, the conditions in the life sciences industry, the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common stock.

The Company estimated the fair value of share-based payment awards using the Black-Scholes options valuation model. The fair value of share-based payment awards is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of share-based payment awards was estimated on the date of grant using the following assumptions:

	2021	2020
Expected life (in years)	5.50 – 6.08	5.00 - 6.05
Expected volatility	49.60% - 51.57%	46.39% - 52.10%
Risk-free interest rate	1.07% - 1.33%	0.22% - 1.42%
Dividend yield	0%	0%

Expected Term: The Company uses the simplified method to calculate expected term described in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, which takes into account vesting term and expiration date of the options.

Volatility: Volatility is based on an average of the historical volatilities of comparable publicly traded companies for the expected term.

Risk Free Interest Rate: The risk-free rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend Yield: The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the valuation model.

No income tax benefits have been recognized relating to stock-based compensation expenses and no tax benefits have been realized from exercised stock options.

Total Stock-Based Compensation

Total stock-based compensation expense recorded related to share-based payment awards was allocated to research and development and general and administrative expense as follows:

	2021	2020
Cost of sales	$—	$2
Research and development	6	30
Sales and marketing	1	2
General and administrative	50	44

Total stock-based compensation	$57	$78

14.	Income Taxes

The provision for income taxes differs from the amount which would result by applying the federal statutory income tax rate to pre-tax loss for the years ended December 31, 2021 and 2020.

A reconciliation of the provision computed at the federal statutory rate to the provision for income taxes included in the accompanying statements of operations for the Company is as follows.

	For the Years Ended
	December 31, 2021	December 31, 2020
Income tax provision at statutory rate	21%	21%
State income taxes, net of federal benefit	5%	6%
Interest expense	-3%	0%
Loss on extinguishment of debt	-4%	0%
Other	-%	-3%
Change in valuation allowance	-19%	-24%

Effective income tax rate	0%	0%

For the years ended December 31, 2021 and 2020, the Company’s effective tax rate is below the federal statutory income tax rate of 21% primarily due to state income taxes, net of federal benefit and the Company’s position to establish a full valuation allowance on its deferred tax assets.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the net deferred tax assets are presented below:

	For the Years Ended
	December 31, 2021	December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$4,172	$2,607
Derivative liability	—	81
Research and development credits	98	61
Lease liability	198	—
Other temporary differences	63	56

Total deferred tax assets	4,531	2,805
Valuation allowance	(4,339)	(2,724)

Deferred tax assets recognized	192	81

Deferred tax liabilities:
Debt discount	—	(81)
Right-of-use assets	(192)	—

Total deferred tax liabilities	(192)	(81)

Net deferred tax assets	$—	$—

The Company has recorded a valuation allowance for its deferred tax assets that it does not believe will be realizable at a more likely than not level based on analysis of all available sources of taxable income. The valuation allowance increased by $1,616 and $885 for the years ended December 31, 2021 and 2020, respectively due to current and previous year losses and credits claimed.

At December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately $14,965 and $9,370, respectively, which will begin to expire in 2036. Approximately $14,520 of federal net operating losses can be carried forward indefinitely. At December 31, 2021 and 2020, the Company had state net operating loss carryforwards for California of approximately $14,546 and $9,184, respectively, which will begin to expire in 2031. The Company also has state research and development credit carryforward of approximately $178 at December 31, 2021. The California state credits carryforward indefinitely.

Federal and state tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue code. Accordingly, the Company’s ability to utilize these carryforwards may be limited as a result of such ownership changes. Such a limitation could result in limitation in the use of net operating losses in future years and possibly a reduction of the net operating losses available. The Company has not performed a study to determine if any ownership changes have occurred which could potentially limit the utilization of the tax attribute carryforwards.

A reconciliation of the beginning and ending amount of gross unrecognized tax positions is as follows:

	For the Years Ended
	December 31, 2021	December 31, 2020
Unrecognized tax benefits, beginning of year	$33	$26
Additions related to current year tax positions	20	7

Net deferred tax assets	$53	$33

During the years ended December 31, 2021 and 2020, the amount of unrecognized tax benefits increased by $20 and $7, respectively, due to additional research and development credits generated during those years. As of December 31, 2021 and 2020, the total amount of unrecognized tax benefits was $53 and $33, respectively. The reversal of the uncertain tax benefits would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes line item in the statements of operations and comprehensive loss. As of December 31, 2021, and 2020, the Company had not accrued any interest or penalties related to uncertain tax positions. The Company does not anticipate any material change in its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business

The Company files tax returns in U.S. Federal and state jurisdictions. The tax periods from 2016 to 2021 remain open to examination in all jurisdictions. In addition, any tax losses that were generated in prior years and carried forward may also be subject to examination by the respective authorities. The Company is not currently under examination by income tax authorities for federal or state purposes

In March 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “Act”) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company was able to defer $35 related to certain payroll taxes, received a PPP loan of $156 and an EIDL grant of $8 during the year ended December 31, 2020. The PPP loan was forgiven in May 2021.

15.	Net Loss per Share

The following outstanding potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share for the periods presented due to their antidilutive effect:

	For the Years Ended December 31,
	2021	2020
Convertible preferred stock (as converted)	—	2,227,116
Common stock warrants	272,680	—
Common stock options issued and outstanding	607,219	799,469

Total	879,899	3,026,585

	For the Years Ended December 31,
	2021	2020
Net loss	$(8,494)	$(3,639)
Weighted-average number of shares - basic and diluted	3,493,267	2,303,237
Net loss per share - basic and diluted	$(2.43)	$(1.58)

16.	Related Party Transactions

Dr. Subinoy Das is both a consultant and investor in the Company. The Company entered into a consulting agreement with Dr. Das on May 1, 2019 to provide support for research and clinical activities. On December 30, 2020, the Board granted Dr. Das 28,323 Non-statutory Stock Options to replace amounts accrued for his services for fiscal years ended December 31, 2020 and 2019. The fair value of this grant is

$13 and was expensed in the year ended December 31, 2020. The Company recognized a gain on settlement of $117 which is included in research and development expense for the year ended December 31, 2020. The consulting agreement was terminated in 2021. No amounts were paid to Dr. Das in the year ended December 31, 2021.

In June 2021, the Company issued a convertible note payable to its Chief Executive Officer for total proceeds of $100. The note is unsecured, has a term of twenty-three months and accrues interest at a rate of 3% per annum. The note, including accrued interest expense, converted to common stock on November 10, 2021.

The Company engaged a former employee and investor in December 2021 as a consultant. There were no consulting fees paid in the year ended December 31, 2021. The Company owed the investor $3 at December 31, 2021.

Tivic Health Systems, Inc.

Condensed Balance Sheets (Unaudited)

September 30, 2022 and December 31, 2021

(in thousands, except share and per share data)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$6,328	12,975
Accounts receivable, net	95	92
Inventory, net	761	429
Deferred offering costs	79	—
Prepaid expenses and other current assets	331	793

Total current assets	7,594	14,289
Property and equipment, net	15	11
Right-of-use assets, operating lease	565	687
Other assets	34	49

Total assets	$8,208	$15,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,602	$789
Other accrued expenses	261	267
Operating lease liability, current	160	163

Total current liabilities	2,023	1,219
Operating lease liability	413	545

Total liabilities	2,436	1,764

Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding at September 30, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 9,677,734 and 9,715,234 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	1	1
Additional paid in capital	33,159	32,817
Accumulated deficit	(27,388)	(19,546)

Total stockholders’ equity	5,772	13,272

Total liabilities and stockholders’ equity	$8,208	$15,036

The accompanying notes are an integral part of these unaudited condensed financial statements.

Tivic Health Systems, Inc.

Condensed Statements of Operations (Unaudited)

Three and Nine Months Ended September 30, 2022 and 2021

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue	$477	$277	$1,432	$868
Cost of sales	414	303	1,176	904

Gross profit (loss)	63	(26)	256	(36)
Operating expenses:
Research and development	399	175	1,295	565
Sales and marketing	487	450	2,291	1,095
General and administrative	1,761	578	4,512	1,645

Total operating expenses	2,647	1,203	8,098	3,305

Loss from operations	(2,584)	(1,229)	(7,842)	(3,341)
Other income (expense):
Interest income (expense)	1	(1,171)	1	(1,668)
Change in fair value of derivative liabilities	—	80	—	81
Other income (expense)	(1)	—	(1)	158

Total other income (expense)	0	(1,091)	0	(1,429)

Net loss	$(2,584)	$(2,320)	$(7,842)	$(4,770)

Net loss per share - basic and diluted	$(0.27)	$(0.90)	$(0.81)	$(1.96)
Weighted-average number of shares - basic and diluted	9,677,734	2,578,180	9,671,347	2,429,939

The accompanying notes are an integral part of these unaudited condensed financial statements.

Tivic Health Systems, Inc.

Statements of Stockholders’ Equity (Deficit) (Unaudited)

Three and Nine Months Ended September 30, 2022 and 2021

(in thousands except share and per share data)

For the Three and Nine Months Ended September 30, 2021

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2021	8,908,600	$1	2,324,479	$—	$9,874	$(11,052)	$(1,177)
Exercise of stock options	—	—	50,000	—	6	—	6
Stock-based compensation expense	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	(1,356)	(1,356)

Balances at March 31, 2021	8,908,600	$1	2,374,479	$—	$9,890	$(12,408)	$(2,517)
Stock-based compensation expense	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	(1,094)	(1,094)

Balances at June 30, 2021	8,908,600	$1	2,374,479	$—	$9,898	$(13,502)	$(3,603)

Exercise of stock options	—	—	346,979	—	56	—	56
Issuance of common stock	—	—	112,500	—	—	—	—
Issuance of warrant	—	—	—	—	52	—	52
Stock-based compensation expense	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	(2,320)	(2,320)

Balances at September 30, 2021	8,908,600	$1	2,833,958	$—	$10,029	$(15,822)	$(5,792)

For the Three and Nine Months Ended September 30, 2022

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at January 1, 2022	—	$—	9,715,234	$1	$32,817	$(19,546)	$13,272
Stock-based compensation expense	—	—	—	—	61	—	61
Net loss	—	—	—	—	—	(2,240)	(2,240)

Balances at March 31, 2022	—	$—	9,715,234	$1	$32,878	$(21,786)	$11,093
Repurchase of restricted common stock	—	—	(93,750)	—	—	—	—
Stock-based compensation expense	—	—	—	—	112	—	112
Net loss	—	—	—	—	—	(3,018)	(3,018)

Balances at June 30, 2022	—	$—	9,621,484	$1	$32,990	$(24,804)	$8,187
Exercise of stock options	—	—	56,250	—	56	—	56
Stock-based compensation expense	—	—	—	—	113	—	113
Net loss	—	—	—	—	—	(2,584)	(2,584)

Balances at September 30, 2022	—	$—	9,677,734	$1	$33,159	$(27,388)	$5,772

The accompanying notes are an integral part of these unaudited condensed financial statements.

Tivic Health Systems, Inc.

Condensed Statements of Cash Flows (Unaudited)

Nine Months Ended September 30, 2022 and 2021

(in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(7,842)	$(4,770)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	286	41
Depreciation	7	6
Change in fair value of derivative liabilities	—	(81)
Amortization of debt discount	—	1,613
Amortization of right-of-use asset	122	—
Accounts receivable allowances	—	(9)
Reserve for inventory obsolescence	—	(8)
Forgiveness of PPP loan	—	(157)
Issuance of common stock warrant	—	52
Changes is operating assets and liabilities:
Accounts receivable	(3)	(68)
Inventory	(332)	(42)
Prepaid expenses and other current assets	462	30
Deferred offering costs	(79)	(555)
Accounts payable	813	929
Accrued expenses	(6)	167
Lease liabilities	(135)	—
Other assets	15	—

Net cash used in operating activities	(6,692)	(2,852)

Cash flows from investing activities
Acquisition of property and equipment	(11)	—

Net cash used in investing activities	(11)	—

Cash flows from financing activities
Repayment of notes payable borrowings	—	(19)
Payment of deferred offering costs	—	—
Proceeds from convertible notes payable borrowings	—	2,613
Proceeds from exercise of stock options	56	62

Net cash provided by financing activities	56	2,656

Net decrease in cash and cash equivalents	(6,647)	(196)
Cash and cash equivalents
Beginning of period	12,975	1,044

End of period	$6,328	$848

Noncash financing transactions
Issuance of conversion feature derivative liability	$—	$1,355
Original issue discount on convertible notes payable	$—	$244

The accompanying notes are an integral part of these unaudited condensed financial statements.

Tivic Health Systems, Inc.

Notes to Unaudited Condensed Financial Statements

(amounts are as indicated)

1.	Formation and Business of the Company

Tivic Health Systems, Inc. (the “Company”) was incorporated in the state of California on September 22, 2016, for the purpose of developing and commercializing bioelectronic medicine to provide drug-free treatment alternatives for various diseases directly to consumers. The Company is headquartered in Hayward, California. The Company’s first commercial product, ClearUP, is an FDA-approved medical device for the treatment of sinus pain and congestion. It is also a CE-Marked medical device for the treatment of sinus pain, pressure and congestion. The Company currently sells in the U.S. directly to consumers on various e-commerce platforms and through retail channels.

On June 7, 2021, the Company reincorporated as a Delaware corporation, which included establishment of $0.0001 par value for the Company’s convertible preferred stock and common stock. The financial statements have been retroactively adjusted as if the change in corporation status occurred on January 1, 2021.

The Company has experienced losses and negative cash flows from operations. During the three and nine months ended September 30, 2022, the Company incurred a net loss of $2.6 million and $7.8 million, respectively. At September 30, 2022, the Company had an accumulated deficit of $27.4 million. Cash and cash equivalents at September 30, 2022 were $6.3 million. Management expects to incur substantial additional operating losses for the foreseeable future to expand its ClearUP markets, continue its research and development programs and potentially launch new commercial products. Based on the Company’s current cash levels and burn rate, amongst other things, the Company believes its cash and financial resources may be insufficient to meet the Company’s anticipated needs for the twelve months following the date of issuance of these financial statements.

Our future capital requirements will depend upon many factors, including, without limitation, progress with developing, manufacturing and marketing our technologies; the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights; our ability to successfully execute our acquisition strategy, including the closing of potential acquisitions and integrating new business into our own; our ability to establish collaborative arrangements; marketing activities and competing technological and market developments, including regulatory changes and overall economic conditions in our target markets. Our ability to generate revenue and achieve profitability requires us to successfully market and secure purchase orders for our products and services from customers currently identified in our sales pipeline as well as new customers. We also will be required to efficiently manufacture and deliver equipment on those purchase orders. These activities, including our planned research and development efforts, will require significant uses of working capital. There can be no assurance that we will generate revenue and cash as expected in our current business plan.

The Company expects that it will need to raise additional capital to continue operating its business and fund its planned operations, including to execute on its acquisition strategy, research and development, clinical trials and, if regulatory approval is obtained, commercialization of future product candidates. We may seek additional funds through equity or debt offerings and/or borrowings under notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms, or at all, when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially and adversely affect our business, financial conditions, or results of operations.

Subsequent to the quarter ended September 30, 2022, on October 26, 2022, the Company filed a Form S-1 Registration Statement with the SEC in connection with a proposed financing, the proceeds of which (if the offering is completed) are expected to be used by the Company to fund the purchase price of the proposed Reliefband acquisition and to fund the Company’s operations. The S-1 Registration Statement has not been declared effective, remains subject to review by the SEC, and will need to be amended before the Company can commence an offering thereunder. There can be no assurances that the S-1 Registration Statement will be declared effective by the SEC in a timely basis, or ever, or that the Company will be able to raise sufficient capital to fund the Reliefband acquisition and the Company’s operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed balance sheet as of December 31, 2021, which has been derived from audited financial statements, and the unaudited interim condensed financial statements as of September 30, 2022, and for the three and nine months ended September 30, 2022 and September 30, 2021 have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all accounting entries and adjustments (including normal, recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022. Certain reclassifications have been made to the prior year’s condensed balance sheet, condensed statement of operations and condensed statement of cash flows to conform to the current year presentation.

Going Concern Uncertainty

The accompanying unaudited interim condensed financial statements have been prepared as if the Company will continue as a going concern. As noted above, the Company has experienced losses and negative cash flows from operations; incurred a net loss of $2.6 million and $7.8 million, respectively, during the three and nine months ended September 30, 2022; had cash and cash equivalents of $6.3 million as of September 30, 2022; and had an accumulated deficit of $27.4 million as of September 30, 2022. The Company’s working capital as of September 30, 2022 was approximately $5.6 million. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the condensed financial statements. The accompanying condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern within one year after the date the condensed financial statements are issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and returns reserves. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of September 30, 2022 and December 31, 2021, the allowance for doubtful accounts balance was $0 and $82 thousand, respectively. Bad debt expense was not material in the three and nine months ended September 30, 2021 and September 30, 2022. As of both September 30, 2022 and December 31, 2021, the reserve for sales returns was $16 thousand.

Inventory

Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out (“FIFO”) basis. Inventories are reviewed periodically to identify slow-moving inventory based on anticipated sales activity. As of both September 30, 2022 and December 31, 2021, the reserve for obsolescence was $0.

Deferred Financing Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 340-10-S99-1. The Company capitalizes incremental legal, professional, accounting, and other third-party fees that are directly associated with an equity or debt offering as other current assets. If the Company consummates an equity offering, the deferred financing costs will be allocated to additional paid-in capital. If the Company consummates a debt offering, the deferred financing costs will be recorded as a discount to the debt.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”). The standard applies to all contracts with customers, except contracts that are within scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Topic 606 requires the entity to perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company sells its products through direct sales and independent distributors via sell-through and sell-in models. Revenue is recognized when control of the promised goods are transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when the Company concludes there is not a risk of significant revenue reversal in the future periods for the expected consideration in the transaction.

The Company may receive payments at the onset of the contract and before goods have been delivered. In such instances, the Company records a deferred revenue liability. The Company recognizes these contract liabilities as revenue after the revenue criteria are met. As of September 30, 2022 and December 31, 2021, the contract liability related to the Company’s deferred revenues approximated $0 and $3 thousand, respectively, and is included in “Other Accrued Liabilities” on the accompanying balance sheets.

The Company relies on third parties to have procedures in place to detect and prevent credit card fraud, as the Company has exposure to losses from fraudulent charges. The Company records the losses related to chargebacks as incurred.

The Company has also elected to exclude from the measurement of the transaction price sales taxes remitted to governmental authorities.

Shipping and Handling

Shipping and handling fees paid by customers are recorded in revenue, with the related expenses recorded in cost of sales. Shipping and handling fees paid by customers in the three months ended September 30, 2022 and 2021 were $0 and $1 thousand, respectively. Shipping and handling fees paid by customers in each of the nine months ended September 30, 2022 and 2021 were $3 thousand.

Shipping costs for delivery of product to customers in the three months ended September 30, 2022 and 2021 were $16 thousand and $15 thousand, respectively. Shipping costs for delivery of product to customers in the nine months ended September 30, 2022 and 2021 were $81 thousand and $57 thousand, respectively.

Product Warranty

The Company generally offers a one-year limited warranty on its products. The Company estimates the costs associated with the warranty obligation using historical data of warranty claims and costs incurred to satisfy those claims. Estimated warranty costs are expensed to cost of sales. The warranty reserve at September 30, 2022 and December 31, 2021 was not material.

Sales and Marketing Expenses

Sales and marketing expenses are expensed as incurred and consist primarily of merchandising, customer service and targeted online marketing costs, such as display advertising, keyword search campaigns, search engine optimization and social media and offline marketing costs such as television, radio and print advertising. Sales and marketing expenses also include payroll costs and stock-based compensation expense for employees involved in marketing activities. Sales and marketing expenses are primarily related to growing and retaining the customer base.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, maintenance of research equipment, the cost of services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. The fair value method for stock option grants requires the Company to estimate the fair value of stock-based payment awards to employees and non-employees on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, expected dividend yield, expected term, risk-free rate of return, and the estimated fair value of the underlying common stock. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the life science industry. The Company uses the simplified method, which is the total expected terms for each tranche divided by the total number of tranches, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company accounts for forfeitures as they occur.

Net Loss per Common Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of convertible preferred stock do not have a contractual obligation to share in the losses of the Company. As such, the Company does not allocate net losses to these participating securities. Upon completion of the Company’s IPO in November 2021, all outstanding shares of convertible preferred stock automatically converted into shares of common stock and were no longer outstanding. Under the two-class method, basic net loss per share applicable to common stockholders is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional shares for the potential dilutive effects of warrants, convertible preferred stock and stock options outstanding during the period calculated in accordance with the treasury stock method, or the two-class method, whichever is more dilutive. For all periods presented, basic and diluted net loss per share is the same, as inclusion of any additional share equivalents would be anti-dilutive.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents include accounts held at one financial institution in the United States. At times, such deposits may be in excess of insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution. The Company has not experienced any losses on its deposits of cash and cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had cash and cash equivalents balances exceeding FDIC insured limits by $5.8 million and $12.5 million, respectively.

During 2022, the majority, or 80%, of the Company’s sales have been to individual consumers. As of September 30, 2022, the Company had two reseller customers whose accounts receivable balances each totaled more than 10% or more of the Company’s total accounts receivable (69% and 15%) compared with two such customers at December 31, 2021 (40% and 28%).

For the three months ended September 30, 2022, the Company had one reseller customer who individually accounted for 10% or more of the Company’s total revenue (22%). For the three months ended September 30, 2021, the Company had two reseller customers who individually accounted for 10% or more of the Company’s total revenue (28% and 15%).

For the nine months ended September 30, 2022, the Company had one reseller customer who individually accounted for 10% or more of the Company’s total revenue (17%) compared with two reseller customers for the nine months ended September 30, 2021 (16% and 11%).

During 2022, we outsourced 100% of our contract manufacturing to one vendor in California.

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. Although the pandemic appears to have decreased in severity, it continues to cause disruptions to businesses and markets worldwide. The effects of the pandemic are still evolving, and the ultimate severity and duration of the pandemic and the implications on global economic conditions remains uncertain.

The negative impact of the COVID-19 pandemic and the impact on the global economy and capital markets resulting from the geopolitical instability caused in part by the ongoing military conflict between Russia and Ukraine, including inflation and Federal Reserve interest rate increases, have contributed to global supply chain issues and economic uncertainty, which have negatively affected our operations. Additionally, during the third quarter, the general consensus among economists suggests that we should expect a higher recession risk to continue over the next year, which could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations.

Currently, we are experiencing increased pricing, longer lead-times, unavailability of product and limited supplies, protracted delivery dates, and/or shortages of certain parts and supplies that are necessary components for our products. As a result, the Company is carrying increased inventory balances to ensure availability of necessary products and to secure pricing.

As a result of these global issues, it has been difficult to accurately forecast our revenues or financial results, especially given the near and long term impact of the pandemic, and geopolitical issues, inflation, the Federal Reserve interest rate increases and the potential for a recession. In addition, while the potential impact and duration of these issues on the economy and our business may be difficult to assess or predict, these world events have resulted in, and may continue to result in, significant disruption of global financial markets, and may reduce our ability to access additional capital, which could negatively affect our liquidity in the future. Our results of operations could be materially below our forecasts as well, which could adversely affect our results of operations, disappoint analysts and investors, or cause our stock price to decline.

Furthermore, a decrease in orders in a given period could negatively affect our revenues in future periods. These global issues and events may also have the effect of heightening many risks associated with our customers and supply chain. We may take further actions that alter our operations as may be required by federal, state, or local authorities from time to time, or which we determine are in our best interests. In addition, we may decide to postpone or abandon planned investments in our business in response to changes in our business, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business.

Recently Issued Accounting Pronouncements — Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, and ASU 2020-02, (collectively, “Topic 326”). Topic 326 introduces an approach, based on expected losses, to estimate credit losses for certain types of financial instruments, including accounts receivable, among other changes. This guidance is effective for annual and interim periods beginning after December 15, 2019 for public business entities, excluding smaller reporting companies. Topic 326 is effective January 1, 2023 for the Company as a smaller reporting company. The Company is currently evaluating the impact of the accounting standard updates on its financial statements.

3.	Financial Instruments and Fair Value Measurements

The Company’s financial instruments consist of money market funds. The following tables show the Company’s cash equivalents carrying value and fair value at September 30, 2022 and December 31, 2021 (in thousands):

	As of September 30, 2022 (unaudited)
	Carrying Amount	Fair Value	Quoted Priced in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Money market funds	$6,000	$6,000	$6,000	$—	$—

Total assets	$6,000	$6,000	$6,000	$—	$—

	As of December 31, 2021
	Carrying Amount	Fair Value	Quoted Priced in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Money market funds	$12,793	$12,793	$12,793	$—	$—

Total assets	$12,793	$12,793	$12,793	$—	$—

Cash equivalents – Cash equivalents of $6.0 million and $12.8 million as of September 30, 2022 and December 31, 2021, respectively, consisted of money market funds. Money market funds are classified as Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

There have been no changes to the valuation methodologies utilized by the Company during the nine months ended September 30, 2022 compared to the year ended December 31, 2021. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the nine months ended September 30, 2022 and the year ended December 31, 2021.

4.	Inventory, net (in thousands)

	September 30,	December 31,
	2022	2021
	(unaudited)
Raw materials	$645	$281
Finished goods	116	148

Inventory at cost	761	429
Less reserve for obsolescence	—	—

Inventory, net	$761	$429

5.	Prepaid expenses and other current assets (in thousands)

	September 30,	December 31,
	2022	2021
	(unaudited)
Prepaid director and officer liability insurance	$88	$724
Refundable research and development tax credit	113	37
Short term deposits	15	7
Other	115	25

Total prepaid expenses and other current assets	$331	$793

6.	Lease

The Company leased office space in Newark, California under a cancelable operating lease agreement, which was terminated in December 2021.

In November 2021, the Company executed a noncancelable operating lease for approximately 9,091 square feet of office space in Hayward, California to serve as its headquarters. The lease will expire in October 2025 and there is no option to renew for an additional term. The Company is obligated to pay, on a pro-rata basis, real estate taxes and operating costs related to the premises.

The lease cost for the three and nine months ended September 30, 2022 were $50 thousand and $151 thousand, respectively. There were no lease costs for the three and nine months ended September 30, 2021 as the lease was not in effect at that time.

The Company’s weighted average remaining lease term and weighted average discount rate as of September 30, 2022 is shown below:

Remaining lease term (in years)	3.00
Discount rate	6.0%

Cash paid for amounts included in the measurement of operating lease liabilities were $50 thousand and $138 thousand for the three and nine months ended September 30, 2022, respectively, which is included in operating activities in the statement of operations. There were no amounts paid for operating lease liabilities during the three and nine months ended September 30, 2021, as the operating lease was not in effect at that time.

Future minimum maturities of lease liabilities recognized on the condensed balance sheets as of September 30, 2022 are as follows (in thousands):

Fiscal Year
Remainder of 2022	$34
2023	206
2024	210
2025	178

Total minimum lease payments	628
Less imputed interest	(55)

Present value of lease payments	$573

7.	Commitments and Contingencies

From time to time, the Company may become involved in litigation. Management is not currently aware of any litigation matters or other contingencies that could have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

8.	Preferred Stock

The Company’s board of directors is authorized, without action by its stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the voting rights, designations, powers, preferences, the relative, participating, optional or other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of any series of preferred stock that they may designate in the future. There were no series of preferred stock designated and no shares of preferred stock issued or outstanding at September 30, 2022 and December 31, 2021.

9.	Common Stock

On November 10, 2021, the Company completed an initial public offering (the “IPO”) of 3,450,000 shares of common stock, at a public offering price of $5.00 per share, including the exercise in full by the underwriters of their option to purchase 450,000 additional shares of common stock, for aggregate gross proceeds of $17.3 million and its shares began trading on The Nasdaq Capital Market under the ticker symbol “TIVC.” The Company received approximately $14.9 million in net proceeds after deducting underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the closing of the IPO, all of the Company’s outstanding shares of convertible preferred stock at the time of the IPO automatically converted into an aggregate of 2,227,116 shares of common stock and outstanding convertible notes payable borrowings of $4.4 million outstanding at the time of the IPO converted into an aggregate of 1,204,160 shares of common stock.

On April 1, 2022, the Company exercised its right and repurchased 93,750 shares of unvested restricted common stock from an employee upon the employee’s termination of employment.

As of September 30, 2022, no dividends on common stock had been declared by the Company. At September 30, 2022 and December 31, 2021, the Company had reserved shares of common stock for issuance as follows:

	September 30, 2022	December 31, 2021
Warrants to purchase common stock	272,680	272,680
Options issued and outstanding	1,248,850	607,220
Shares available for future stock option grants	476,381	707,250

Total	1,997,911	1,587,150

10.	Common Stock Warrants

In July 2021, the Company entered into a consulting agreement, pursuant to which 50,000 warrants to purchase common stock were granted and an additional 50,000 warrants to purchase common stock were granted in November 2021. The warrants are exercisable upon issuance, have an exercise price of $1.04 per share and have a term of five years. The consulting agreement is effective as of February 2021, has a monthly fee of $5 thousand and has a term of two years. The warrant issuances were indexed to and settled in the Company’s own stock and were classified within stockholders’ equity.

The Company estimated the fair value of warrants granted in July 2021 and November 2021 using the Black-Scholes options valuation model. The fair value of the warrants of $280 thousand was recognized as a General and Administrative expense and Additional Paid-In Capital.

In November 2021, the Company issued warrants to purchase 172,680 shares of common stock to designees of ThinkEquity, the underwriter of the IPO. The warrants may be exercised at any time on or after May 9, 2022, have an exercise price of $6.25 per share and have a term of five years. The warrant issuances were indexed to and settled in the Company’s own stock and were classified within stockholders’ equity.

The Company estimated the value of the warrants in November 2021 using the Black-Scholes options valuation model. The fair value of the warrants of $328 thousand was recognized as issuance costs of the common stock issued in the IPO and Additional Paid-In Capital.

The fair value of the warrants was estimated on the date of grant using the following assumptions:

	2021
Expected life (in years)	5.0
Expected volatility	50,29% - 85.3	7%
Risk-free interest rate	0.89% - 1.26%
Dividend yield	0%

A summary of the Company’s outstanding warrants as of September 30, 2022 is as follows:

Class of Shares	Number of Warrants	Exercise Price	Expiration Date
Common Stock	50,000	$1.04	July 1, 2026
Common Stock	50,000	$1.04	November 15, 2026
Common Stock	172,680	$6.25	November 10, 2026

11.	Equity Incentive Plans

In 2017, the Company adopted the 2017 Equity Incentive Plan (the “2017 Plan”).

On November 10, 2021, the 2017 Plan terminated and was replaced by the 2021 Plan (defined below), and future issuances of incentive instruments will be governed by the 2021 Plan. To the extent that outstanding awards under the 2017 Plan are forfeited or lapse unexercised, the shares of common stock subject to such awards will no longer be available for future issuance.

In 2021, the Company adopted the 2021 Equity Incentive Plan (“2021 Plan”). Options granted under the 2021 Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined at the time of grant by the Compensation Committee of the Company’s board of directors, who is responsible for administering the 2021 Plan. Stock Purchase Rights and Restricted Stock Units (“RSUs”) may also be granted under the 2021 Plan. The term shall be no more than ten years from the date of grant thereof. In the case of an Incentive Stock Option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the relevant option agreement. To the extent outstanding awards under the 2021 Plan are forfeited or lapse unexercised, the shares of common stock subject to such awards will be available for future issuance under the 2021 Plan. The 2021 Plan provides that additional shares will automatically be added to the shares authorized for issuance under the 2021 Plan on January 1 of each year. The number of shares added each year will be equal to the lesser of: (i) 5.0% of the outstanding shares of the Company’s common stock on December 31st of the preceding calendar year or (ii) such number of shares determined by the board of directors, in its discretion. On January 1, 2022, 485,761 shares were automatically added to the number of shares authorized for issuance under 2021 Plan (an increase equal to 5% of the number of the outstanding shares of Company common stock as of December 31, 2021).

In the case of an Incentive Stock Option (i) granted to an employee who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; (ii) granted to any other employee, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. In the case of a Non-statutory Stock Option (i) granted to an employee who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; (ii) granted to any other service provider, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing, options may be granted with a per share exercise price other than as required above pursuant to a merger or other corporate transaction.

The options may include provisions permitting exercise of the option prior to full vesting. Any unvested shares upon termination shall be subject to repurchase by the Company at the original exercise price of the option.

As of September 30, 2022, there were 476,381 shares of common stock available for issuance under the 2021 Plan.

Stock options granted under the Company’s equity incentive plans generally vest over four years from the date of grant.

The following table summarizes the stock option award activity for the nine months ended September 30, 2022:

	Outstanding	Exercisable
January 1, 2022	607,220	280,090
Granted	716,630	47,477
Canceled or expired	(18,750)	(18,750)
Exercised	(56,250)	(56,250)

September 30, 2022	1,248,850	252,567

The weighted-average exercise price as of September 30, 2022 for stock options outstanding and stock options exercisable was $2.01 and $0.62, respectively.

The following table summarizes the activity of the Company’s outstanding unvested restricted common stock awards issued to employees during the nine months ended September 30, 2022:

Number of Shares
January 1, 2022	100,781
Vested	(7,031)
Cancelled	(93,750)

September 30, 2022	—

Stock-Based Compensation

Total stock-based compensation recorded in the condensed statements of operations is allocated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Research and development	$32	$4	$82	$11
Sales and marketing	1	6	2	7
General and administrative	80	13	202	23

Total stock-based compensation	$113	$23	$286	$41

12.	Net Loss per Share

The following outstanding potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share for the periods presented due to their antidilutive effect:

	Nine Months Ended
	September 30,
	2022	2021
Convertible preferred stock (as converted)	—	2,227,116
Warrants to purchase common stock	272,680	50,000
Common stock options issued and outstanding	1,248,850	376,969

Total	1,521,530	2,654,085

13.	Related Party Transactions

In December 2021, the Company entered into an agreement with a significant shareholder for certain product development consultation services. During the three and nine months ended September 30, 2022, the Company incurred $5 thousand and $18 thousand, respectively, of expenses in connection with the agreement. The expenses are included in research and development expense. As of September 30, 2022, there were no amounts owed to the shareholder.

14.	Subsequent Events

Proposed Reliefband Acquisition

On October 7, 2022, the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”), by and among RB Buyer Co, LLC, a Delaware limited liability company (“Buyer”) and wholly-owned subsidiary of the Company, Reliefband Technologies, LLC, a Delaware limited liability company (“Reliefband”), certain of Reliefband’s beneficial owners (the “Beneficial Owners”), and Shareholder Representative Services LLC, a Colorado limited liability company as representative of Reliefband and its Beneficial Owners.

Pursuant to the Purchase Agreement, the Buyer agreed to purchase substantially all of the assets, and certain specified liabilities, of Reliefband that are used in connection with the development, manufacture, distribution, and sale of Reliefband’s electronic nerve stimulation devices for an aggregate cash purchase price of $33.5 million, subject to working capital adjustments as defined in the Purchase Agreement, less Reliefband transaction expenses and any indebtedness of Reliefband at Closing. Up to $1.5 million of the acquisition consideration is payable, at the election of the Buyer and the Company, in restricted common stock of the Company.

The closing of the acquisition is subject to certain conditions including, but not limited to (i) the absence of any material adverse effect with respect to the Reliefband business, (ii) receipt of third-party consents to the assignment of certain contracts, (iii) the completion of certain regulatory filings by Reliefband, and (iv) the Company’s consummation of a financing to fund the acquisition consideration. The Purchase Agreement may be terminated under specific circumstances, including, among others, by mutual written consent, in connection with a material breach of a party to the Purchase Agreement, or to the extent that the closing has not occurred by February 6, 2023. Pursuant to the terms of the Purchase Agreement, in the event the Purchase Agreement is terminated as a result of the Company’s failure to publicly file a Registration Statement on Form S-1 in connection with its financing to fund the purchase price, Buyer shall pay to Reliefband a breakup fee of $200 thousand within one (1) business day following the termination. On October 26, 2022, the Company publicly filed a Form S-1 Registration Statement in connection with a proposed financing, the proceeds of which (if the offering is completed) are expected to be used by the Company to fund the purchase price of the Reliefband acquisition and the Company’s operations. The S-1 Registration Statement has not been declared effective, remains subject to review by the SEC, and will need to be amended before the Company can commence an offering thereunder. There can be no assurances that the S-1 Registration Statement will be declared effective by the SEC in a timely basis, or ever, or that the Company will be able to raise sufficient capital to fund the Reliefband acquisition and the Company’s operations.

Microart Manufacturing Agreement

On October 21, 2022, the Company entered into a Manufacturing Agreement (the “Microart Agreement”), with Microart Services Inc. (“Microart”). Pursuant to the Agreement, Microart will manufacture, on a non-exclusive basis, certain components and sub-assemblies (collectively, “Products”) of the Company’s current and future products. During the term of the Microart Agreement, the Company shall order Products from Microart by issuing purchase orders, and Microart shall manufacture and supply Products to the Company in the quantities specified in the applicable purchase orders and in accordance with the Company’s specifications. Subject to certain exceptions, Microart will charge the Company a fixed price for every Product purchased, which fixed price may only be changed by Microart once per each cumulative twelve-month period, and in each case, any increase shall not exceed an amount specified in the Microart Agreement.

The Microart Agreement has a three-year initial term, with automatic annual renewals until terminated by one of the parties in accordance with the terms of the Microart Agreement. The Microart Agreement may be terminated as follows: (i) at any time upon mutual agreement of the parties; (ii) by either party at the end of the initial three-year term or any subsequent annual renewal term upon written notice received by the other party not less than 60 calendar days prior to the expiration of the relevant term; (iii) by either party upon 30 calendar days written notice to the other party following a material breach of the agreement if the breaching party fails to cure such breach in a reasonable period of time; or (iv) by either party upon the other party seeking an order for relief under bankruptcy laws, a composition with or assignment for the benefit of creditors, or the dissolution or liquidation.

7,142,857 Shares of Common Stock

Pre-Funded Warrants to Purchase 7,142,857 Shares of Common Stock

Tivic Health Systems, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2023

Through and including                     , 2023 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and FINRA filing fee.

Amount to be Paid
SEC Registration Fee	$673
FINRA filing fee	7,500
Legal fees and expenses	300,000
Accounting fees and expenses	85,000
Transfer agent and registrar fees	5,000
Printer service fees	143,000
Miscellaneous expenses	8,827

Total	$550,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party, or is or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The above discussion of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law is not intended to be exhaustive and is respectively qualified in its entirety by such amended and restated certificate of incorporation, amended and restated bylaws and applicable Delaware law.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain standard policies of insurance that provide coverage for certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

To the extent that our directors and officers are indemnified under the provisions contained in our amended and restated bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

All share and per share data included in this Item 15 has been retrospectively adjusted to reflect the 1-for-4 reverse stock split of our common stock, which was effected on August 31, 2021.

Convertible Debt

From December 2017 through November 2018, we issued unsecured convertible promissory notes (the “$7 Million Cap Notes”) in the aggregate amount of approximately $1.98 million to accredited investors pursuant to the terms of a Note Purchase Agreement dated December 2017, as amended September 2018. Each of the $7 Million Cap Notes had a maturity date of December 2019, and were generally convertible into the Company’s equity securities at a per share conversion price that was computed on the basis of a valuation cap (the “Cap”) of $7 million, or a discount rate of 20% to the next round of financing (the “Discount Rate”), whichever resulted in the issuance of a greater number of equity securities to the investors, and were converted into shares of our Series Seed-3 Preferred Stock in connection with our preferred stock financing, discussed in further detail below.

From August 2018 through April 2019, we issued unsecured convertible promissory notes (the “$14 Million Cap Notes”) in the aggregate amount of approximately $1.53 million to accredited investors pursuant to the terms of a Note Purchase Agreement dated August 2018. Each of the $14 Million Cap Notes had a maturity date of September 2020, and were generally convertible into the Company’s equity securities at a per share conversion price that was computed on the basis of a Cap of $14 million, or a Discount Rate of 15%, whichever resulted in the issuance of a greater number of equity securities to the investors, and were converted into shares of our Series Seed-4 Preferred Stock in connection with our preferred stock financing, discussed in further detail below.

In May 2019, we issued an unsecured convertible promissory note (the “May 2019 Note”) in the amount of $455,000 to an accredited investor pursuant to the terms of a Note Purchase Agreement dated May 2019. The May 2019 Note had a maturity date of September 2021, and was generally convertible into the Company’s equity securities at a per share conversion price that was computed on the basis of a Cap of $14 million, or a Discount Rate of 15%, whichever resulted in the issuance of a greater number of equity securities to the investors, and were converted into shares of our Series Seed-4 Preferred Stock in connection with our preferred stock financing, discussed in further detail below.

From June 2020 through December 2020, we issued unsecured convertible promissory notes (the “2020 Bridge Notes”) in the amount of approximately $1.57 million to accredited investors pursuant to the terms of a Note Purchase Agreement dated June 2020, as amended October 2020. The 2020 Bridge Notes have a maturity date of June 2022, and are generally convertible into the Company’s equity securities at a per share conversion price that will be computed on the basis of a Cap of $40 million or a Discount Rate of 25%, whichever results in the issuance of a greater number of equity securities to the investors. In August 2021, the 2020 Bridge Notes were amended to provide that, in addition to the foregoing conversion terms, in the event that the Company consummates an initial public offering of its common stock prior to the occurrence of a Qualified Financing, a Change of Control or the Maturity (all as defined in the 2020 Bridge Note), then, at the election of the Company, all accrued but unpaid interest thereon shall be converted into shares of common stock as of immediately prior to the consummation of the initial public offering at a per share price equal to the lesser of (i) 75% of the per share public offering price and (ii) the quotient resulting from dividing the $40 million Cap by the Company’s capitalization on a fully diluted basis, as of immediately prior to closing of the initial public offering.

From March 2021 through April 2021, we issued unsecured convertible promissory notes in the amount of approximately $0.4 million to accredited investors. These notes were issued as part of the same offering as the 2020 Bridge Notes, accrue interest at a rate of 3% per annum, and mature on June 1, 2022.

The 2020 Bridge Notes, including those issued from March to April 2021, in the aggregate principal amount of approximately $1,987,500, converted into an aggregate of 545,613 shares of our common stock in connection with closing of the IPO, based on accrued interest of approximately $58,600 as of November 10, 2021, and a conversion price of $3.75 per share (75% of the IPO price per share).

From June 2021 through July 2021, we issued convertible notes payable for total proceeds of approximately $1.86 million to accredited investors, of which proceeds a total of $0.45 million was not received by the Company until July 2021. The notes were issued at an original issue discount of approximately $0.24 million with principal outstanding of approximately $2.11 million. The notes are unsecured, have a term of twenty-three months, and accrue interest at a rate of 3% per annum.

In June 2021, we issued a convertible note payable to our Chief Executive Officer for total proceeds of $0.10 million. The note is unsecured, has a term of twenty-three months, and accrues interests at a rate of 3% per annum.

In June 2021, we issued convertible notes payable for total proceeds of approximately $0.23 million. The notes are unsecured, have a term of twenty-three months, and accrue interest at a rate of 3% per annum.

All of the convertible notes payable issued in June 2021 (collectively, the “2021 Notes”) are generally convertible into the Company’s equity securities at a per share conversion price that will be computed on the basis of a Cap of $40 million or a Discount Rate of 25%, whichever results in the issuance of a greater number of equity securities to the investors. In the event that the Company consummates an initial public offering of its common stock prior to the occurrence of a Qualified Financing, a Change of Control or the Maturity (all as defined in the 2021 Notes), then the outstanding principal amount and, at the election of the Company, all accrued but unpaid interest thereon as of the date of conversion shall be converted into shares of common stock as of immediately prior to the consummation of the initial public offering at a per share price equal to the lesser of (i) 75% of the per share public offering price and (ii) the quotient resulting from dividing the $40 million Cap by the Company’s capitalization on a fully diluted basis, as of immediately prior to closing of the initial public offering. The 2021 Notes, in the aggregate principal amount of approximately $2,442,221, converted into an aggregate of 658,547 shares of our common stock in connection with the IPO, based on accrued interest of approximately $27,352 as of November 10, 2021, and a conversion price of $3.75 per share (75% of the IPO price per share).

Simple Agreements for Future Equity

From December 2016 through August 2018, we entered into Simple Agreements for Future Equity (the “SAFEs”) with accredited investors in the aggregate amount of $870,000. The SAFEs had a Discount Rate of 20%, and were converted into shares of our Series Seed-2 Preferred Stock in connection with our preferred stock financing, discussed in further detail below.

Preferred Stock Financing

From July 2019 through January 2020, we issued an aggregate of 2,794,979 shares of our Series Seed-1 Preferred Stock at a purchase price of $1.4034 per share for an aggregate purchase price of approximately $3.9 million to accredited investors pursuant to the terms of a Series Seed-1, Seed-2, Seed-3 and Seed-4 Preferred Stock Investment Agreement (the “Preferred Stock Financing”). In connection with the Preferred Stock Financing, the SAFEs were converted into an aggregate of 774,894 shares of our Series Seed-2 Preferred Stock at a conversion price of $1.1227 per share; the $7 Million Cap Notes, including accrued interest, were converted into an aggregate of 3,615,580 shares of our Series Seed-3 Preferred Stock at a conversion price of $0.5841 per share; the $14 Million Cap Notes, including accrued interest, were converted into an aggregate of 1,331,150 shares of our Series Seed-4 Preferred Stock at a conversion price of $1.1681 per share; and the May 2019 Note, including accrued interest, was converted into 391,997 shares of our Series Seed-4 Preferred Stock at a conversion price of $1.1681 per share.

All outstanding shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock converted into shares of our common stock on a 4:1 basis (with any fractional shares resulting from the conversion to be cashed out by the Company) into an aggregate of 2,227,116 shares of common stock in connection with our IPO.

Stock Option Exercises

From September through December 2020, employees purchased an aggregate of 24,479 shares of our common stock at an exercise price of $0.12, for total consideration of $2,937.48, upon the exercise of stock options granted pursuant to our 2017 Equity Incentive Plan. In March 2021, one employee purchased 50,000 shares of our common stock at an exercise price of $0.12 per share, for total consideration of $6,000, upon the exercise of stock options granted pursuant to our 2017 Equity Incentive Plan. In August 2021, six employees and one former employee purchased an aggregate of 346,980 shares of our common stock at a weighted average exercise price of $0.16 per share, for total consideration of approximately $55,800, upon the exercise of stock options granted pursuant to our 2017 Equity Incentive Plan. The shares of common stock issued upon exercise of these stock options were unregistered at the time of issuance, but were subsequently registered under the S-8 Registration Statement (File No. 333-261044), filed by the Company with the SEC on November 12, 2021, after completion of the IPO.

Stock Option Grants

From February 2020 through August 2020, we granted stock options to purchase an aggregate of 208,750 shares of our common stock, of which options to purchase an aggregate of 161,250 shares are outstanding. All such stock options have an exercise price of $1.00 per share. During the fourth quarter of 2020, we granted stock options to purchase an aggregate of 37,698 shares of our common stock, all of which are outstanding. All such stock options have an exercise price of $1.04 per share. In June 2021, we granted options to purchase 50,000 shares of our common stock, all of which are outstanding. All such stock options have an exercise price of $1.60 per share. These stock options were unregistered at the time of issuance, but were subsequently registered under the S-8 Registration Statement (File No. 333-261044), filed by the Company with the SEC on November 12, 2021, after completion of the IPO.

Restricted Stock Grants

On July 29, 2021, we issued 112,500 shares of restricted stock under our 2017 Equity Incentive Plan to our former CFO. These shares were unregistered at the time of issuance, but were subsequently registered under the S-8 Registration Statement (File No. 333-261044), filed by the Company with the SEC on November 12, 2021, after completion of the IPO.

Warrants

On July 1, 2021, we issued a warrant to purchase 50,000 shares of our common stock to a consultant as partial consideration for services provided to the Company, and issued an additional 50,000 warrants to purchase common stock in November 2021 after completion of the IPO. The warrants are exercisable upon issuance, have an exercise price of $1.04 per share and have a term of five years.

During the fiscal year ended December 31, 2021, there were no other unregistered sales of our securities.

During the nine months ended September 30, 2022, there were no other unregistered sales of our securities.

Applicable Exemptions

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid for the transactions described in this item. All sales of securities described in this item were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The registrant has filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1.) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i.) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii.) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii.) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2.) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3.) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4.) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that:

(1.) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2.) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit number	Exhibit description	Incorporated by Reference (Form Type)	Filing Date	Filed herewith

1.1	Form of Underwriting Agreement.			X

3.1	Certificate of Incorporation, dated June 3, 2021.	S-1	8/3/2021

3.2	Certificate of Amendment of Certificate of Incorporation, dated August 31, 2021.	S-1A	9/9/2021

3.3	Amended and Restated Certificate of Incorporation, dated November 12, 2021.	8-K	11/15/21

3.4	Bylaws, dated June 7, 2021.	S-1	8/3/2021

3.5	Amended and Restated Bylaws, dated November 12, 2021.	8-K	11/15/21

4.1	Specimen Stock Certificate.	S-1A	9/9/2021

4.2	Form of Representative’s Warrant (IPO).	S-1A	9/9/2021

4.3	Warrant to Purchase Common Stock issued to Hannover International, Inc., dated July 1, 2021.	S-1A	10/29/2021

4.4	Form of Representative’s Warrant (current offering).	S-1A	12/20/2022

4.5	Form of Pre-Funded Warrant (current offering).	S-1A	12/20/2022

5.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP.			X

5.2	Opinion of Carter Ledyard & Milburn LLP.			X

10.1	Series Seed-1, Seed-2, Seed-3 and Seed-4 Preferred Stock Investment Agreement, dated July 16, 2019.	S-1	8/3/2021

10.2	First Amendment to Series Seed-1, Seed-2, Seed-3 and Seed-4 Preferred Stock Investment Agreement, dated July 18, 2019.	S-1	8/3/2021

10.3(a)#	2017 Equity Incentive Plan, as amended, dated April 13, 2017.	S-1	8/3/2021

10.3(b)#	Form Agreements under 2017 Equity Incentive Plan.	S-1	8/3/2021

10.4(a)#	2021 Equity Incentive Plan, dated August 7, 2021.	S-1A	9/9/2021

10.4(b)#	Form Agreements under 2021 Equity Incentive Plan.	S-1A	9/9/2021

10.5#	Form of Restricted Stock Purchase Agreement.	S-1A	9/9/2021

10.6#	Form of Indemnification Agreement for directors and officers.	S-1A	9/9/2021

10.7	Form of Note Purchase Agreement, dated June 17, 2020, and Unsecured Convertible Promissory Note.	S-1	8/3/2021

10.8	Form of Unsecured Convertible Promissory Note.	S-1	8/3/2021

10.9	Form of Note Amendment Agreement, dated October 14, 2020	S-1	8/3/2021

10.10†	Letter Agreement, between Tivic Health Systems, Inc. and Future Electronics Corp., dated April 6, 2020.	S-1A	9/9/2021

Exhibit number	Exhibit description	Incorporated by Reference (Form Type)	Filing Date	Filed herewith

10.11†	Form of United States Special Product Agreement for Bonded Inventory, between Tivic Health Systems, Inc. and Future Electronics Corp.	S-1A	9/9/2021

10.12	Form of Note Purchase Agreement, dated June 17, 2021, and Unsecured Convertible Promissory Note.	S-1	8/3/2021

10.13	Form of Unsecured Convertible Promissory Note.	S-1	8/3/2021

10.14	Form of (OID) Unsecured Convertible Promissory Note.	S-1	8/3/2021

10.15#	Executive Offer Letter, between Tivic Health Systems, Inc. and Briana Benz, dated July 29, 2021.	S-1A	9/9/2021

10.16#	Restricted Stock Purchase Agreement, between Tivic Health Systems, Inc. and Briana Benz, dated July 30, 2021.	S-1A	9/9/2021

10.17#	Executive Offer Letter, between Tivic Health Systems, Inc. and Jennifer Ernst, dated July 31, 2021.	S-1A	9/9/2021

10.18	Form of Note Amendment Agreement.	S-1A	9/9/2021

10.19	Revolving Line of Credit Note, between the Company and Tethered LLC, dated October 28, 2021.	S-1A	10/29/2021

10.20	Sublease Agreement, between the Company and Czarnowski Display Services, Inc., dated November 17, 2021.	10-K	3/31/2022

10.21#	Executive Offer Letter, between Tivic Health Systems, Inc. and Veronica Cai, dated April 1, 2022.	8-K	4/5/2022

10.22#	Executive Offer Letter, between Tivic Health Systems, Inc. and Ryan Sabia, dated April 1, 2022.	8-K	4/5/2022

10.23†	Manufacturing Agreement, between Tivic Health Systems, Inc. and MicroArt Services, Inc., dated October 21, 2022.	8-K	10/25/2022

10.24†	Fulfillment Services Agreement, between Tivic Health Systems, Inc. and ALOM Technologies Corporation, dated November 25, 2022.	8-K	12/1/2022

23.1	Consent of Rosenberg Rich Baker Berman, P.A., independent registered public accounting firm.			X

23.2	Consent of Procopio, Cory, Hargreaves & Savitch LLP (included in Exhibit 5.1).			X

23.3	Consent of Carter Ledyard & Milburn LLP (included in Exhibit 5.2).			X

24.1	Power of Attorney (included on signature page)	S-1	10/26/2022

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit number	Exhibit description	Incorporated by Reference (Form Type)	Filing Date	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

107	Filing Fee Table			X

#	Indicates management contract or compensatory plan.
†	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on February 1, 2023.

TIVIC HEALTH SYSTEMS, INC.

By:	/s/ Jennifer Ernst
Jennifer Ernst
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Jennifer Ernst Jennifer Ernst	Chief Executive Officer (Principal Executive)	February 1, 2023

/s/ Veronica Cai Veronica Cai	Chief Financial Officer (Principal Financial and Accounting Officer)	February 1, 2023

* Sheryle Bolton	Chair of the Board of Directors	February 1, 2023

* Karen Drexler	Director	February 1, 2023

* Dean Zikria	Director	February 1, 2023

* By:	/s/ Jennifer Ernst
Jennifer Ernst, Attorney-in-Fact